             AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON
                                DECEMBER 29, 2005

                                               SECURITIES ACT FILE NO. 333-51466
                                        INVESTMENT COMPANY ACT FILE NO. 811-8953

--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   ----------

                                    FORM N-2

                        (Check appropriate box or boxes)

[X]  REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

[ ]  Pre-effective Amendment No. ___

[X]  Post-effective Amendment No. 10

                                     AND/OR

[X]  REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940

[ ]  Pre-effective Amendment No. ___

[X]  Post-effective amendment No. 19

                           HIGHLAND FLOATING RATE FUND
               (Exact Name of Registrant as Specified in Charter)

                           13455 Noel Road, Suite 1300
                                Dallas, TX 75240
                    (Address of Principal Executive Offices)

                                 (877) 665-1287
                         (Registrant's Telephone Number)

                                James D. Dondero
                           13455 Noel Road, Suite 1300
                               Dallas, Texas 75240
                     (Name and Address of Agent for Service)

                          Copies of Communications to:
                             Philip H. Harris, Esq.
                    Skadden, Arps, Slate, Meagher & Flom LLP
                                Four Times Square
                          New York, New York 10036-6522

                  APPROXIMATE DATE OF PROPOSED PUBLIC OFFERING:

     If any of the securities being registered on this form are offered on a delayed or continuous basis in reliance on Rule 415 under the Securities Act of 1933, other than securities offered in connection with a dividend reinvestment plan, check the following box. [X]

It is proposed that this filing will become effective (check applicable box):

[ ]  when declared effective pursuant to section 8(c), or as follows:

The following boxes are included on the basis that the Registrant makes repurchase offers under Rule 23c-3 under the Investment Company Act of 1940 and is making this filing in accordance with Rule 486 under the Securities Act of 1933.

[ ]  immediately upon filing pursuant to paragraph (b)

[X]  on January 1, 2006 pursuant to paragraph (b)

[ ]  60 days after filing pursuant to paragraph (a)

[ ]  on ______________ pursuant to paragraph (a) of Rule 486.

[ ] This post-effective amendment designates a new effective date for a previously-filed registration statement.

        CALCULATION OF REGISTRATION FEE UNDER THE SECURITIES ACT OF 1933

                                                                   Maximum        Amount of
Title of Securities     Amount of Shares    Maximum Offering      Aggregate     Registration
  Being Registered    Being Registered(1)    Price Per Unit    Offering Price      Fee(2)
-------------------   -------------------   ----------------   --------------   ------------
Common Shares of
Beneficial Interest
Class A                             0             $   0         $          0     $        0
Class B                             0             $   0         $          0     $        0
Class C                             0             $   0         $          0     $        0
Class Z                    12,500,000             $9.89         $123,625,000     $14,550.66

                                                                   Maximum        Amount of
Title of Securities     Amount of Shares    Maximum Offering      Aggregate     Registration
  Being Registered    Being Registered(1)    Price Per Unit    Offering Price      Fee(2)
-------------------   -------------------   ----------------   --------------   ------------
Common Shares of
Beneficial Interest
Class A                    10,000,000             $9.80         $ 98,000,000     $11,535.00
Class B                             0             $   0         $          0     $        0
Class C                    15,000,000             $9.79         $146,850,000     $17,285.00
Class Z                     5,000,000             $9.79         $ 48,950,000     $ 5,762.00

                                                                   Maximum        Amount of
Title of Securities     Amount of Shares    Maximum Offering      Aggregate     Registration
  Being Registered    Being Registered(1)    Price Per Unit    Offering Price      Fee(2)
-------------------   -------------------   ----------------   --------------   ------------
Common Shares of
Beneficial Interest
Class A                    31,000,000             $9.46         $293,260,000     $23,724.74
Class B                    19,000,000             $9.46         $179,740,000     $14,540.97
Class C                    30,000,000             $9.46         $283,800,000     $22,959.42
Class Z                    18,000,000             $9.46         $170,280,000     $13,775.66

                                                                   Maximum        Amount of
Title of Securities     Amount of Shares    Maximum Offering      Aggregate     Registration
  Being Registered    Being Registered(1)    Price Per Unit    Offering Price      Fee(2)
-------------------   -------------------   ----------------   --------------   ------------
Common Shares of
Beneficial Interest
Class A                    8,220,000             $10.02          $82,364,000     $20,591.10
Class B                    4,025,000             $ 9.99          $40,209,000     $10,052.44
Class C                    5,905,800             $ 9.99          $58,998,942     $14,749.74
Class Z                            0             $    0          $         0     $        0

                                                                   Maximum        Amount of
Title of Securities     Amount of Shares    Maximum Offering      Aggregate     Registration
  Being Registered    Being Registered(1)    Price Per Unit    Offering Price      Fee(2)
-------------------   -------------------   ----------------   --------------   ------------
Common Shares of
Beneficial Interest
Class A                    20,000,000             $9.90         $198,000,000     $52,272.00
Class B                    15,000,000             $9.90         $148,500,000     $39,204.00
Class C                    20,000,000             $9.90         $198,000,000     $52,272.00
Class Z                             0             $   0         $          0     $        0

                                                                   Maximum        Amount of
Title of Securities     Amount of Shares    Maximum Offering      Aggregate     Registration
  Being Registered    Being Registered(1)    Price Per Unit    Offering Price      Fee(2)
-------------------   -------------------   ----------------   --------------   ------------
Common Shares of
Beneficial Interest
Class A                    10,000,000            $10.07         $100,700,000     $27,994.60
Class B                    10,000,000            $10.07         $100,700,000     $27,994.60
Class C                    10,000,000            $10.07         $100,700,000     $27,994.60
Class Z                    10,000,000            $10.07         $100,700,000     $27,994.60

(1)  Previously registered.

(2)  Previously paid.

The Securities Act File Number used for this filing is 333-51466. The Fund's Registration Statement on Form N-2 represented by this File Number was filed on December 7, 2000. Subsequently, the Fund filed a Registration Statement on Form N-2 (Securities Act File No. 333-55540) registering additional shares relating to a rescission offer for certain shares of beneficial interest of the Fund.

seeking higher income

                                                   with lower interest rate risk


                                    (photo)

                          highland floating rate fund

                  managed by highland capital management, l.p.

                                   prospectus

                            class a, b, and c shares

                                january 1, 2006

                          HIGHLAND FLOATING RATE FUND

PROSPECTUS, JANUARY 1, 2006


                            CLASS A, B AND C SHARES


                  MANAGED BY HIGHLAND CAPITAL MANAGEMENT, L.P.


                         ("HIGHLAND" OR THE "ADVISER")


                               TABLE OF CONTENTS


Prospectus
  Summary......    1
Fund
  Expenses.....    5
Financial
  Highlights...    7
The Fund.......    9
Use of
  Proceeds.....    9
Investment
  Objective and
  Policies.....   10
How the
  Portfolio
  Invests......   11
Principal
  Risks........   16
Other
  Investment
  Practices....   21
Management.....   24
How to Buy
  Shares.......   25
Multiple Share
  Classes......   27
Periodic
  Repurchase
  Offers.......   31
Net Asset
  Value........   32
Distributions
  and Income
  Taxes........   33
Organization
  and
  Description
  of Shares....   34
Master
  Fund/Feeder
  Fund:
  Structure and
  Risk
  Factors......   36
Shareholder
  Reports......   37
Financial
  Statements...   37
Statement of
  Additional
  Information,
  Table of
  Contents.....   38



     This Prospectus sets forth concisely the information that a prospective investor should know before investing in Class A, B or C shares of Highland Floating Rate Fund (the "Fund"). Please read and retain this Prospectus for future reference. A Statement of Additional Information ("SAI") regarding the Fund dated January 1, 2006, has been filed with the Securities and Exchange Commission (the "SEC"), and can be obtained without charge by calling (877) 665-1287. A table of contents to the SAI is located on the last page of this Prospectus. This Prospectus incorporates by reference the entire SAI (together with any supplement to it). The SAI and other related materials are available at the SEC's web site (http://www.sec.gov). The SAI is also available, upon request, by calling the Fund at (877) 665-1287, visiting the Fund's web site (http://www.highlandfunds.com) or writing to the Fund c/o PFPC Inc., P.O. Box 9840, Providence, RI 02940.


     Although these securities have been registered with the SEC, the SEC has not approved or disapproved any shares offered in this Prospectus or determined whether this Prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

                                                                Not FDIC Insured
                                                                  May Lose Value
                                                               No Bank Guarantee

                                 PRIVACY POLICY

     We recognize and respect your privacy expectations, whether you are a visitor to our web site, a potential shareholder, a current shareholder or even a former shareholder.

     Collection of Information. We may collect nonpublic personal information about you from the following sources:

     - Account applications and other forms, which may include your name, address and social security number, written and electronic correspondence and telephone contacts;

     - Web site information, including any information captured through our use of "cookies"; and

     - Account history, including information about the transactions and balances in your accounts with us or our affiliates.

     Disclosure of Information. We may share the information we collect (described above) with our affiliates. We may also disclose this information as otherwise permitted by law. We do not sell your personal information to third parties for their independent use.

     Confidentiality and Security of Information. We restrict access to nonpublic personal information about you to our employees and agents who need to know such information to provide products or services to you. We maintain physical, electronic and procedural safeguards that comply with federal standards to guard your nonpublic personal information, although you should be aware that data protection cannot be guaranteed.

                             ---------------------

     YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN OR INCORPORATED BY REFERENCE INTO THIS PROSPECTUS. THE FUND HAS NOT AUTHORIZED ANY OTHER PERSON TO PROVIDE YOU WITH DIFFERENT INFORMATION. IF ANYONE PROVIDES YOU WITH DIFFERENT OR INCONSISTENT INFORMATION, YOU SHOULD NOT RELY ON IT. THE FUND IS NOT MAKING AN OFFER TO SELL THESE SECURITIES IN ANY JURISDICTION WHERE THE OFFER OR SALE IS NOT PERMITTED.

                             ---------------------

                               PROSPECTUS SUMMARY

     This is only a summary. You should review the more detailed information contained in this Prospectus and in the SAI. An investment in the Fund may not be appropriate for all investors and is not intended to be a complete investment program.


     The Fund. This Prospectus applies to the offering of Class A, B and C shares of Highland Floating Rate Fund. The Fund discontinued selling Class B shares to new and existing investors following the close of business on May 2, 2005. Existing investors may still reinvest distributions in Class B shares. The Fund is a continuously offered, non-diversified, closed-end management investment company, organized as a Massachusetts business trust. The Fund invests all of its net investable assets in Highland Floating Rate Limited Liability Company (the "Portfolio") under a master/feeder structure. The Portfolio is a non-diversified, closed-end management investment company, organized as a Delaware limited liability company, which has the same investment objective and substantially the same investment policies as the Fund. The Fund is authorized to issue an unlimited number of common shares and, as of January 1, 2006, has registered 79,220,000 Class A, 48,025,000 Class B and 80,905,800
Class C common shares. The Fund does not plan to register additional shares at this time.


     The Fund does not intend to list its shares on any national securities exchange. SHARES OF THE FUND HAVE NO HISTORY OF PUBLIC TRADING AND THERE IS NOT EXPECTED TO BE ANY SECONDARY TRADING MARKET IN THE SHARES. An investment in the shares should be considered illiquid. (See "Principal Risks")

     SHARES OF THE FUND ARE NOT DEPOSITS OR OBLIGATIONS OF, OR GUARANTEED OR ENDORSED BY, ANY BANK OR OTHER INSURED DEPOSITORY INSTITUTION, AND ARE NOT FEDERALLY INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION, THE FEDERAL RESERVE BOARD OR ANY OTHER GOVERNMENT AGENCY.

     INVESTMENT IN THE FUND INVOLVES CERTAIN RISKS, INCLUDING THE POSSIBLE LOSS OF SOME OR ALL OF THE PRINCIPAL AMOUNT INVESTED AND RISKS ASSOCIATED WITH SECURITIES RATED BELOW INVESTMENT GRADE (OFTEN REFERRED TO AS "JUNK" DEBT). (SEE "PRINCIPAL RISKS")

     Investment Objective. The Fund and the Portfolio's investment objective is to provide a high level of current income, consistent with preservation of capital. There can be no assurance that the Portfolio or the Fund will achieve its investment objective.


     Investment Policies. The Portfolio seeks to achieve the objective by investing, under normal market conditions, at least 80% of its net assets (plus any borrowings for investment purposes) in a portfolio of interests in adjustable rate senior loans of domestic or foreign borrowers, the interest rates of which float or vary periodically based upon a benchmark indicator of prevailing interest rates ("Senior Loans"), to corporations, partnerships and other entities ("Borrowers") that operate in a variety of industries and geographic regions (including domestic and foreign entities). Senior Loans are business loans that have a right to payment senior to most other debts of the Borrower. Senior Loans generally are arranged through private negotiations between a Borrower and several financial institutions (the "Lenders") represented in each case by one or more such Lenders acting as agent (the "Agent") of the several Lenders. On behalf of the Lenders, the Agent is primarily responsible for negotiating the loan agreement ("Loan Agreement") that establishes the relative terms and conditions of the Senior Loan and rights of the Borrower and the Lenders. Senior Loans in which the Fund will purchase interests generally pay interest at rates that are periodically redetermined by reference to a base lending rate plus a premium. The Fund may invest in participations ("Participations") in Senior Loans, may purchase assignments ("Assignments") of portions of Senior Loans from third parties, and may act as one of the group of Lenders originating a Senior Loan ("Primary Lender").


     Senior Loans often are secured by specific assets of the Borrower, although the Fund may invest up to 20% of its total assets in Senior Loans that are not secured by any collateral. The Fund may invest all or substantially all of its assets in Senior Loans that are rated below investment grade, or in comparable unrated securities. These securities are commonly referred to as high-yield, high-risk debt or "junk" debt.

     The Fund's policy of acquiring interests in floating or variable rate Senior Loans is to minimize the fluctuations in the Fund's net asset value ("NAV") as a result of changes in interest rates. However, the Fund is not a money market fund and its NAV will fluctuate.

     In addition, during normal market conditions, the Portfolio may invest up to 20% (in the aggregate) of its total assets (including assets maintained by the Portfolio as a reserve against any additional loan commitments) in (i) high quality, short-term debt securities with remaining maturities of one year or less; (ii) warrants, equity securities and, in limited circumstances, junior debt securities acquired in connection with the Portfolio's investments in Senior Loans; (iii) Senior Loans of foreign Borrowers that are foreign currency denominated (payments of interest and repayments of principal pursuant to such Senior Loans may be made in foreign currency); and (iv) Senior Loans, the interest rates of which are fixed and do not float or vary periodically based upon a benchmark indicator of prevailing interest rates.


     Any amount less than 25% of total assets of the Fund or Portfolio (taken at market value at the time of purchase) may be invested in Senior Loans to Borrowers and securities of other issuers in any one industry. However, the Fund or Portfolio may invest more than 25% of its total assets in securities the issuer of which is deemed to be in the financial services industry, which includes commercial banks, thrift institutions, insurance companies and finance companies. The Fund and the Portfolio invest at these levels because they regard the issuers of Senior Loans in which the Fund or Portfolio may invest to include the Borrower, as well as any Agent that administers the Senior Loans. The Fund may not, however, invest more than 25% of its total assets in Senior Loans to Borrowers in the financial services industry and securities of other issuers in the financial services industry. Accordingly, the Fund or Portfolio may be more at risk to any single economic, political, or regulatory occurrence affecting such industries.

     Principal Risks. You should consider the following risk considerations before investing in the Fund. As described below, these risks could cause you to lose money as a result of investing in the Fund. See "Principal Risks" for more detailed information.

     Non-Payment. Senior Loans, like other corporate debt obligations, are subject to the risk of non-payment of scheduled interest or principal. Non-payment would result in a reduction of income to the Fund, a reduction in the value of the Senior Loan experiencing non-payment, and a potential decrease in the NAV of the Fund.

     Below Investment Grade Securities. The Portfolio may invest all or substantially all of its assets in Senior Loans or other securities that are rated below investment grade or where Borrowers have outstanding debt rated below investment grade, or in comparable unrated securities. Securities rated below investment grade are commonly referred to as high-yield debt or "junk" debt. They are regarded as predominantly speculative with respect to the issuing company's continuing ability to meet principal and interest payments. Investments in high-yield Senior Loans may result in greater NAV fluctuation than if the Fund did not make such investments.

     Interest Rate. The Fund's NAV will usually change in response to interest rate fluctuations. When interest rates decline, the value of fixed-rate securities already held by the Fund can be expected to rise. Conversely, when interest rates rise, the value of existing fixed- rate portfolio securities can be expected to decline. Because market interest rates are currently near their lowest levels in many years, there is a greater than normal risk that the Fund's portfolio will decline in value due to rising interest rates.

     However, the Fund will primarily invest in floating rate obligations, including Senior Loans, the rate on which periodically adjusts with changes in interest rates. Consequently, the Fund's exposure to fluctuations in interest rates will generally be limited until the time that the interest rate on the Senior Loans in its portfolio are reset.

     Senior Loans. The risks associated with Senior Loans are similar to the risks of "junk" debt, although Senior Loans are typically senior and secured in contrast to other below investment grade securities, which are often subordinated and unsecured. Senior Loans' higher standing in an issuer's capital structure has historically resulted in generally higher recoveries in the event of a corporate reorganization or other restructuring. Senior Loans and other debt securities are also subject to the risk of price declines and to increases in prevailing interest rates, although, because their interest rates are adjusted for changes in short-term interest rates, Senior Loans generally have less interest rate risk than other high yield investments, which are typically fixed rate. The Fund's investments in Senior Loans are typically below investment grade and are considered speculative because of the credit risk of their issuers.

     Restrictions on Resale. Senior Loans may not be readily marketable and may be subject to restrictions on resale. As a result, the ability of the Portfolio to dispose of its investments in a timely fashion and at a fair price may be restricted.

     Ongoing Monitoring. On behalf of the several Lenders, the Agent generally will be required to administer and manage the Senior Loans and, with respect to collateralized Senior Loans, to service or monitor the collateral.

     Repurchase Offers. The Fund, as a fundamental policy, will make quarterly repurchases for 5% to 25% of shares outstanding at NAV. (See "Periodic Repurchase Offers" below for more information.) However, the Fund's shares are less liquid than shares of funds that trade on a stock exchange, and Class B and Class C shareholders who offer for repurchase shares held for less than five years and one year, respectively, and certain Class A shareholders who offer for repurchase shares acquired within 18 months, will pay a contingent deferred sales charge ("CDSC"). (See "How to Buy Shares") Under limited circumstances, and only pursuant to specified regulatory requirements, the Fund may suspend or postpone a quarterly repurchase offer. There is no guarantee that shareholders will be able to sell all of their shares that they desire to sell in a quarterly repurchase offer.

     Closed-End Funds. The Fund is a closed-end investment company designed primarily for long-term investors and not as a trading vehicle. The Fund does not intend to list its shares for trading on any national securities exchange. There is not expected to be any secondary trading market in the shares, and the shares should be considered illiquid. The shares are, therefore, not readily marketable. The shares of closed-end investment companies often trade at a discount from their NAVs and, in the unlikely event that a secondary market for the shares were to develop, Fund shares likewise may trade at a discount from NAV.

     Legislation; Restrictions. To the extent that legislation or state or federal regulators impose additional requirements or restrictions with respect to the ability of financial institutions to make loans in connection with highly leveraged transactions, the availability of Senior Loan interests for investment by the Portfolio may be adversely affected.

     Financial Services Industry Concentration. The financial services industries are subject to extensive government regulation which can limit both the amounts and types of loans and other financial commitments that financial services firms can make, and the interest rates and fees they can charge. Profitability is largely dependent on the availability and cost of capital funds, and can fluctuate significantly when interest rates change. Credit losses resulting from financial difficulties of Borrowers can negatively affect the financial services industries. The financial services industries are currently undergoing relatively rapid change as existing distinctions between financial service segments become less clear.


     Investments in Non-U.S. Issuers. Investment in non-U.S. issuers may involve special risks compared to investing in securities of U.S. issuers. These risks are more pronounced to the extent that the Fund invests a significant portion of its non-U.S. investments in one region or in the securities of emerging market issuers. These risks may include that non-U.S. issuers may be subject to less rigorous disclosure, accounting standards and regulatory requirements; smaller, less liquid and more volatile markets where the Adviser may not be able to sell the Fund's investments at times, in amounts and at prices it considers reasonable; the economies of non-U.S. issuers may grow at slower rates than expected; and withholdings and other non-U.S. taxes may decrease the Fund's return.


     Investments in Equity Securities. To the extent that the Portfolio invests in equity securities, the value of its portfolio will be affected by changes in the stock markets. The stock market can be volatile and stock prices can fluctuate drastically from day-to-day. This market risk will affect the Fund's NAV, which will fluctuate as the value of the securities held by the Portfolio changes.

     Prepayment. Borrowers may pay back principal before the scheduled due date. Borrowers may find it advantageous to prepay principal due to a decline in interest rates or an excess in cash flow. Such prepayments may require the Portfolio to replace a Senior Loan with a lower-yielding security. This may adversely affect the distributions on the Fund's shares.

     Limited Information. The types of Senior Loans in which the Portfolio will invest historically have not been rated by a nationally recognized statistical rating organization, have not been registered with the SEC or any state securities commission, and have not been listed on any national securities exchange. Although the Portfolio will generally have access to financial and other information made available to the Lenders in connection with Senior Loans, the amount of public information available with respect to Senior Loans will generally be less extensive than that available for rated, registered or exchange listed securities. As a result, the Portfolio is more dependent on the analytical ability of the Adviser.

     Non-Diversification. The Portfolio is not subject to the general limitations under the Investment Company Act of 1940, as amended (the "1940 Act") that, for 75% of its total assets, it not invest more than 5% of its total assets in the securities of a single issuer. The Portfolio does not intend to invest more than 5% of the value of its assets in Senior Loans of a single Borrower. To the extent the Portfolio invests a relatively high percentage of its assets in obligations of a limited number of issuers, it will be more susceptible than a more widely diversified investment company to the consequences of any single corporate, economic, political or regulatory occurrence.

     Other Practices. The Portfolio may use various other investment practices that involve special considerations, including entering into when-issued and delayed-delivery transactions, engaging in interest rate and other hedging transactions, lending its portfolio securities and entering into repurchase and reverse repurchase agreements. For further discussion of these practices and associated special considerations, see "Other Investment Practices."


     Affiliation Risk. Due to Highland's affiliation with Heritage Bank, the Fund may be unable to purchase certain Senior Loans in which Heritage Bank participates (as Agent or Lender or buyer or seller in the secondary market), because of regulatory restrictions. Highland does not believe that this will have a material effect on the Fund's ability to acquire Senior Loans consistent with its investment policies.



     Currency Risk. A portion of the Fund's assets may be quoted or denominated in non-U.S. currencies. These securities may be adversely affected by fluctuations in relative currency exchange rates and by exchange control regulations. The Fund's investment performance may be negatively affected by a devaluation of a currency in which the Fund's investments are quoted or denominated. Further, the Fund's investment performance may be significantly affected, either positively or negatively, by currency exchange rates because the U.S. dollar value of securities quoted or denominated in another currency will increase or decrease in response to changes in the value of such currency in relation to the U.S. dollar.



     Classes of Shares. The Fund offers three classes of shares in this Prospectus, with each class having its own sales charge and expense structure. Each class has distinct advantages and disadvantages for different investors. The Fund discontinued selling Class B shares to new and existing investors following the close of business on May 2, 2005. Existing investors may still reinvest distributions in Class B shares.



     The Fund's Class A shares are subject to a front-end sales charge or CDSC on certain purchases, a distribution and service fee and other expenses. The Fund's Class B shares are not subject to a front-end sales charge, but are subject to a declining CDSC over a five-year period and a distribution fee, as well as other expenses. The Fund's Class C shares are not subject to a front-end sales charge, but are subject to a CDSC of 1% during the first year a shareholder owns Class C shares and a distribution fee, as well as other expenses. The Fund also offers an additional class of shares, Class Z shares, exclusively to certain institutional and other eligible investors, which are made available through a separate prospectus. The Fund may offer additional classes of shares in the future. (See "Multiple Share Classes")


     The Fund has received exemptive relief from the SEC with respect to the Fund's distribution fee arrangements, CDSCs and multi-class structure. As a condition of such relief, the Fund will be required to comply with regulations that would not otherwise be applicable to the Fund.

     Periodic Repurchase Offers. The Fund has adopted a fundamental policy to offer each calendar quarter to repurchase a specified percentage (between 5% and 25%) of the shares then outstanding at NAV ('Repurchase Offers"). Such repurchase offers are each referred to as a Repurchase Offer. Repurchase Offers are scheduled to occur on or about the 15th day (or the next business day if the 15th is not a business day) in the months of February, May, August, and November. It is anticipated that normally the date on which the repurchase price of shares will be determined (the "Repurchase Pricing Date") will be the same date as the deadline for shareholders to provide their repurchase requests to the Distributor (the "Repurchase Request Deadline"), and if so, the Repurchase Request Deadline will be set for a time no later than the close of regular trading on the New York Stock Exchange (the "NYSE") on such date. The Repurchase Pricing Date will occur no later than the 14th day after the Repurchase Request Deadline, or the next business day if the 14th day is not a business day. Repurchase proceeds will be paid to shareholders no later than seven days after the Repurchase Pricing Date. The end of the seven days is referred to as the "Repurchase Payment Deadline." (See "Periodic Repurchase Offers")

     Distributions. Income dividends are normally declared each business day and paid monthly. Capital gains, if any, are distributed at least annually, usually in December. Income dividends and capital gains distributions may be received in cash or reinvested in additional full and fractional shares of the Fund.


     Minimum Investment. The minimum initial investment is $2,500 ($25 for individual retirement accounts) and the minimum subsequent investment is $50. The Fund reserves the right to change the investment minimums and to refuse a purchase order for any reason. The purchase price of shares is generally the NAV per share except for Class A share purchases at the public offering price (NAV plus a sales charge).


                                 FUND EXPENSES

     The following tables are intended to assist investors in understanding the various costs and expenses directly or indirectly associated with investing in Class A, B, and C shares of the Fund.


                                                      CLASS A      CLASS B(2)      CLASS C
                                                      -------      ----------      -------
SHAREHOLDER TRANSACTION EXPENSES(1)
Maximum Sales Load Imposed (as a percentage of
  offering price)...................................    3.50%         None           None
Sales Load Imposed on Reinvested Dividends..........    None          None           None
Contingent Deferred Sales Charge....................    1.00%(4)      3.25%(3)       1.00%(3)
Exchange Fee........................................    None          None           None
ANNUAL EXPENSES (as a percentage of average net
  assets)
Management Fees(5)(6)...............................    0.65%         0.65%          0.65%
Distribution and Service Fees.......................    0.35%         0.70%          0.85%
Interest Payments and Commitment Fees on Borrowed
  Funds.............................................    0.05%         0.05%          0.05%
Other Expenses(5)...................................    0.23%(3)      0.23%(3)       0.23%(3)
Total Annual Expenses(5)(6).........................    1.28%         1.63%          1.78%


---------------

(1) Financial advisors may independently charge additional fees for shareholder transactions or for advisory services. Please see their materials for details.

(2) Class B shares will automatically convert to Class A shares eight years after purchase.

(3) The charge is 3.25% for shares submitted and accepted for repurchase during the first year after each purchase, 3.00% during the second year, 2.00% during the third year, 1.50% during the fourth year, and 1.00% during the fifth year. There is no CDSC on Class B shares thereafter. The CDSC on Class C shares is 1.00% within the first year after each purchase. There is no CDSC on Class C shares thereafter.


(4) Class A shares bought without an initial sales charge in accounts aggregating $1 million or more are subject to a 1.00% CDSC if the shares are sold within 18 months from each purchase. The 18-month period begins on the day on which the purchase was made.



(5) Highland has voluntarily agreed to waive management fees and reimburse the Fund for certain expenses (exclusive of distribution and service fees, brokerage commissions, commitment fees, interest, taxes and extraordinary expenses, if any) so that total annual expenses will not exceed 0.80%. As a result, the actual other expenses for each share class would be 0.15% and total annual expenses for Class A, B and C shares would be 1.20%, 1.55% and 1.70%, respectively. This arrangement may be modified or terminated by Highland at any time. Any such reimbursement will lower the particular class's overall expense ratio and increase its overall return to investors.



(6) Management fees include both management fees and administration fees charged to the Fund. Highland receives from the Fund monthly management fees, computed and accrued daily, at the annual rate of 0.45% of the Average Daily Net Assets of the Fund for the first one billion U.S. dollars (US$1,000,000,000), 0.40% of the Average Daily Net Assets of the Fund for the next one billion U.S. dollars (US$1,000,000,000) and 0.35% of the Average Daily Net Assets of the Fund that exceed two billion U.S. dollars (US$2,000,000,000). Highland also receives administration fees from the Fund of 0.20% of the Average Daily Net Assets of the Fund.

     Service and distribution fees include an asset-based sales charge. As a result, if you hold your shares for a long period of time, you may pay more than the economic equivalent of the maximum front-end sales charges permitted by the National Association of Securities Dealers, Inc. (See "Multiple Share Classes")

     Expense Example. This Example helps you compare the cost of investing in the Fund to the cost of investing in other investment companies. The Example assumes that (i) you invest $1,000 in the Fund, (ii) your investment has a 5% return each year, (iii) operating expenses remain the same, and (iv) all income dividends and capital gains distributions are reinvested in additional shares. The Example should not be considered a representation of future expenses. Your actual costs may be higher or lower.


CLASS                                                   1 YEAR   3 YEARS   5 YEARS   10 YEARS
-----                                                   ------   -------   -------   --------
Class A...............................................   $48       $74      $103       $184
Class B*: did not sell your shares....................   $17       $51      $ 89       $184
         sold all your shares at the end of the
          period......................................   $49       $71      $ 99       $184
Class C: did not sell your shares.....................   $18       $56      $ 96       $209
        sold all your shares at the end of the
         period.......................................   $28       $56      $ 96       $209


---------------

* Class B shares convert to Class A shares after the first eight years. The 10-year expense example for Class B shares reflects Class B share expenses for the first eight years and Class A expenses for the last two years thereafter.

                              FINANCIAL HIGHLIGHTS


     The financial highlights table is intended to help you understand the Fund's financial performance for Class A, B and C shares. The Fund's fiscal year runs from September 1 to August 31, unless otherwise indicated. Certain information in the table reflects the financial results for a single Fund share. This information has been derived from the Fund's financial statements which have been audited by PricewaterhouseCoopers LLP, independent registered public accounting firm, whose report, along with this information, appears in the Fund's annual report. To request the Fund's annual report, please call (800) 877-665-1287.



                                                       YEAR ENDED AUGUST 31,
                                        ---------------------------------------------------
CLASS A SHARES                            2005       2004      2003       2002       2001
--------------                          --------   --------   -------   --------   --------
NET ASSET VALUE, BEGINNING OF
  PERIOD..............................  $   9.80   $   9.29   $  8.83   $   9.62   $  10.00
INCOME FROM INVESTMENT OPERATIONS:
  Net investment income(a)............      0.49       0.37      0.48       0.54(b)     0.81
  Net realized and unrealized gain
     (loss) allocated from
     Portfolio(a).....................      0.08       0.52      0.46      (0.79)(b)    (0.37)
Total from Investment Operations......      0.57       0.89      0.94      (0.25)      0.44
LESS DISTRIBUTIONS DECLARED TO
  SHAREHOLDERS:
  From net investment income..........     (0.49)     (0.38)    (0.48)     (0.54)     (0.82)
  From net realized gains.............        --         --        --         --(c)       --(c)
Total Distributions Declared to
  Shareholders........................     (0.49)     (0.38)    (0.48)     (0.54)     (0.82)
NET ASSET VALUE, END OF PERIOD........  $   9.88   $   9.80   $  9.29   $   8.83   $   9.62
Total return(d)(e)....................      5.93%      9.65%    11.03%(f)    (2.67)%     4.56%
RATIOS TO AVERAGE NET ASSETS:
  Net operating expenses..............      1.15%      1.15%     1.15%      1.15%      1.15%
  Interest expense & facility expense
     allocated from Portfolio.........      0.05%        --%(g)      --%(g)     0.03%       --%
  Net expenses........................      1.20%      1.15%     1.15%      1.18%      1.15%
  Net investment income...............      5.05%      3.78%     5.39%      5.83%(b)     8.28%
  Waiver/reimbursement................      0.08%      0.17%     0.28%      0.28%      0.18%
Net assets, end of period (000's).....  $355,998   $222,032   $97,924   $108,583   $138,058


---------------


(a)Per share data was calculated using average shares outstanding during the period.


(b)Effective September 1, 2001, the Fund adopted the provisions of the AICPA Audit and Accounting Guide for Investment Companies and began amortizing and accreting premium and discount on all debt securities. The effect of this change for the year ended August 31, 2002 to the net investment income and net realized and unrealized loss per share was less than $0.01, and an increase to the ratio of net investment income to average net assets from 5.82% to 5.83%. Per share data and ratios for periods prior to August 31, 2002 have not been restated to reflect this change in presentation.


(c)Rounds to less than $0.01.


(d)Had the Portfolio's investment adviser not waived or reimbursed a portion of expenses, total return would have been reduced.


(e)Total return at net asset value assuming all distributions are reinvested and no initial sales charge or CDSC.


(f)Total return includes a voluntary reimbursement by the Portfolio's investment adviser for a realized investment loss on an investment not meeting the Portfolio's investment restrictions. This reimbursement had an impact of less than 0.01% on the Fund's Class A shares return.


(g)Rounds to less than 0.01%.

                                                      YEAR ENDED AUGUST 31,
                                       ----------------------------------------------------
CLASS B SHARES                           2005       2004       2003       2002       2001
--------------                         --------   --------   --------   --------   --------
Net Asset Value, Beginning of
  period.............................  $   9.80   $   9.29   $   8.83   $   9.62   $  10.00
INCOME FROM INVESTMENT OPERATIONS:
  Net investment income(a)...........      0.46       0.34       0.45       0.51(b)     0.77
  Net realized and unrealized gain
     (loss) allocated from
     Portfolio(a)....................      0.06       0.51       0.46      (0.79)(b)    (0.37)
Total from Investment Operations.....      0.52       0.85       0.91      (0.28)      0.40
LESS DISTRIBUTIONS DECLARED TO
  SHAREHOLDERS:
  From net investment income.........     (0.45)     (0.34)     (0.45)     (0.51)     (0.78)
  From net realized gains............        --         --         --         --(c)       --(c)
Total Distributions Declared to
  Shareholders.......................     (0.45)     (0.34)     (0.45)     (0.51)     (0.78)
NET ASSET VALUE, END OF PERIOD.......  $   9.87   $   9.80   $   9.29   $   8.83   $   9.62
Total return(d)(e)...................      5.46%      9.27%     10.65%(f)    (3.02)%     4.19%
RATIOS TO AVERAGE NET ASSETS:
  Net operating expenses.............      1.50%      1.50%      1.50%      1.50%      1.50%
  Interest expense & facility expense
     allocated from Portfolio........      0.05%        --%(g)       --%(g)     0.03%       --%
  Net expenses.......................      1.55%      1.50%      1.50%      1.53%      1.50%
  Net investment income..............      4.70%      3.51%      5.05%      5.48%(b)     7.93%
  Waiver/reimbursement...............      0.08%      0.17%      0.28%      0.28%      0.18%
Net assets, end of period (000's)....  $169,780   $191,365   $163,448   $174,707   $195,891


---------------


(a)Per share data was calculated using average shares outstanding during the period.


(b)Effective September 1, 2001, the Fund adopted the provisions of the AICPA Audit and Accounting Guide for Investment Companies and began amortizing and accreting premium and discount on all debt securities. The effect of this change for the year ended August 31, 2002 to the net investment income and net realized and unrealized loss per share was less than $0.01, and an increase to the ratio of net investment income to average net assets from 5.47% to 5.48%. Per share data and ratios for periods prior to August 31, 2002 have not been restated to reflect this change in presentation.


(c)Rounds to less than $0.01.


(d)Had the Portfolio's investment adviser not waived or reimbursed a portion of expenses, total return would have been reduced.


(e)Total return at net asset value assuming all distributions are reinvested and no CDSC.


(f)Total return includes a voluntary reimbursement by the Portfolio's investment adviser for a realized investment loss on an investment not meeting the Portfolio's investment restrictions. This reimbursement had an impact of less than 0.01% on the Fund's Class B shares return.


(g)Rounds to less than 0.01%.

                                                      YEAR ENDED AUGUST 31,
                                       ----------------------------------------------------
CLASS C SHARES                           2005       2004       2003       2002       2001
--------------                         --------   --------   --------   --------   --------
NET ASSET VALUE, BEGINNING OF
  PERIOD.............................  $   9.80   $   9.29   $   8.83   $   9.62   $  10.00
INCOME FROM INVESTMENT OPERATIONS:
  Net investment income(a)...........      0.45       0.32       0.44       0.50(b)     0.76
  Net realized and unrealized gain
     (loss) allocated from
     Portfolio(a)....................      0.06       0.52       0.46      (0.79)(b)    (0.37)
Total from Investment Operations.....      0.51       0.84       0.90      (0.29)      0.39
LESS DISTRIBUTIONS DECLARED TO
  SHAREHOLDERS:
  From net investment income.........     (0.44)     (0.33)     (0.44)     (0.50)     (0.77)
  From net realized gains............        --         --         --         --(c)       --(c)
Total Distributions Declared to
  Shareholders.......................     (0.44)     (0.33)     (0.44)     (0.50)     (0.77)
NET ASSET VALUE, END OF PERIOD.......  $   9.87   $   9.80   $   9.29   $   8.83   $   9.62
Total return(d)(e)...................      5.30%      9.10%     10.48%(f)   (3.16)%     4.04%
RATIOS TO AVERAGE NET ASSETS:
  Net operating expenses.............      1.65%      1.65%      1.65%      1.65%      1.65%
  Interest expense & facility expense
     allocated from Portfolio........      0.05%        --%(g)       --%(g)     0.03%       --%
  Net expenses.......................      1.70%      1.65%      1.65%      1.68%      1.65%
  Net investment income..............      4.55%      3.28%      4.88%      5.33%(b)     7.78%
  Waiver/reimbursement...............      0.08%      0.17%      0.28%      0.28%      0.18%
Net assets, end of period (000's)....  $366,841   $278,797   $132,656   $137,098   $184,399


---------------


(a) Per share data was calculated using average shares outstanding during the period.


(b) Effective September 1, 2001, the Fund adopted the provisions of the AICPA Audit and Accounting Guide for Investment Companies and began amortizing and accreting premium and discount on all debt securities. The effect of this change for the year ended August 31, 2002 to the net investment income and net realized and unrealized loss per share was less than $0.01, and an increase to the ratio of net investment income to average net assets from 5.32% to 5.33%. Per share data and ratios for periods prior to August 31, 2002 have not been restated to reflect this change in presentation.


(c)  Rounds to less than $0.01.


(d) Had the Portfolio's investment adviser not waived or reimbursed a portion of expenses, total return would have been reduced.


(e) Total return at net asset value assuming all distributions are reinvested and no CDSC.


(f) Total return includes a voluntary reimbursement by the Portfolio's investment adviser for a realized investment loss on an investment not meeting the Portfolio's investment restrictions. This reimbursement had an impact of less than 0.01% on the Fund's Class C shares return.


(g)  Rounds to less than 0.01%.


                                    THE FUND


     The Fund is a non-diversified, closed-end management investment company organized as a Massachusetts business trust on August 13, 1998. The Fund is engaged in a continuous public offering of its shares at the next determined NAV per share (plus an initial sales charge for Class A shares). The Fund's principal office is located at 13455 Noel Road, Suite 1300, Dallas, Texas 75240, and its telephone number is (877) 665-1287.


                                USE OF PROCEEDS

     The net proceeds from the sale of the shares offered hereby will be invested typically within 30 days after receipt, in accordance with the Fund's investment objective and policies. The Fund's actual investment timetable will depend on the availability of Senior Loans and other market conditions. Pending investment by the Portfolio, the proceeds may be invested in high quality, short-term securities, and to the extent there is a significant amount of proceeds so invested, the Portfolio may not achieve its objective during this time.

                       INVESTMENT OBJECTIVE AND POLICIES

     Investment Objective. The Fund's investment objective is to provide a high level of current income, consistent with preservation of capital. The Fund's investment objective is a non-fundamental policy, which means that the Board of Trustees of the Fund can change it without shareholder approval. Rather than invest in securities directly, the Fund seeks to achieve its investment objective by using a "master fund/feeder fund" structure. Under that structure, the Fund and other investment companies with the same investment objective invest their assets in another investment company having the same investment objective and substantially the same investment policies as the Fund. The purpose of such an arrangement is to achieve greater operational efficiencies and reduce costs. The Fund's investment experience will correspond directly to the investment experience of the Portfolio.

     Although the Portfolio's NAV per share will vary, the Portfolio's policy of acquiring interests in floating or variable rate Senior Loans is expected to minimize the fluctuations in the Fund's NAV per share as a result of changes in interest rates. The Fund's NAV may be affected by various factors, including changes in the credit quality of Borrowers with respect to Senior Loan interests in which the Portfolio invests.

     An investment in the Fund may not be appropriate for all investors and is not intended to be a complete investment program. No assurance can be given that the Portfolio or the Fund will achieve its investment objective.


     Policies. The Portfolio seeks to achieve its objective by investing, under normal market conditions, at least 80% of its net assets (plus any borrowings for investment purposes) (either as a Primary Lender or as a purchaser of an Assignment or Participation) in interests in Senior Loans of domestic or foreign Borrowers that operate in a variety of industries and geographic regions. Although most Senior Loans are collateralized, the Portfolio may invest up to 20% of its total assets (valued at time of investment) in Senior Loans that are not secured by any collateral.


     The Fund may invest more than 25% of its total assets in securities the issuer of which is deemed to be in the financial services industry. (See "Fundamental Restrictions and Policies")


     In addition, during normal market conditions, the Portfolio may invest up to 20% of its total assets (including assets maintained by the Portfolio as a reserve against any additional loan commitments) in (i) high quality, short-term debt securities with remaining maturities of one year or less; (ii) warrants, equity securities and, in limited circumstances, junior debt securities acquired in connection with the Portfolio's investments in Senior Loans; (iii) Senior Loans of foreign Borrowers that are foreign currency denominated (payments of interest and repayments of principal pursuant to such Senior Loans may be made in foreign currency); and (iv) Senior Loans, the interest rates of which are fixed and do not float or vary periodically based upon a benchmark indicator of prevailing interest rates. Such high quality, short-term securities may include commercial paper rated at least BBB, A-3 or higher by Standard & Poor's Ratings Group ("S&P") or Baa, P-3 or higher by Moody's Investors Service, Inc. ("Moody's") (or if unrated, determined by the Adviser to be of comparable quality), interests in short-term loans and short-term loan participations of Borrowers having short-term debt obligations rated or a short-term credit rating at least in such rating categories (or having no such rating, but determined by the Adviser to be of comparable quality), certificates of deposit ("CD") and bankers' acceptances and securities issued or guaranteed by the U.S. government, its agencies or instrumentalities. Such high quality, short-term securities may pay interest at rates that are periodically redetermined or may pay interest at fixed rates.

                           HOW THE PORTFOLIO INVESTS

     Senior Loans. Senior Loans generally are arranged through private negotiations between a Borrower and Lenders represented in each case by one or more Agents of the several Lenders. On behalf of the several Lenders, the Agent, which is frequently a commercial bank or other entity that originates the Senior Loan and the person that invites other parties to join the lending syndicate, will be primarily responsible for negotiating the Loan Agreement that establishes the relative terms, conditions and rights of the Borrower and the several Lenders. In larger transactions it is common to have several Agents; however, generally only one such Agent has primary responsibility for documentation and administration of a Senior Loan.

     In a typical Senior Loan, the Agent administers the terms of the Loan Agreement and is responsible for the collection of principal and interest and fee payments from the Borrower and the apportionment of those payments to the credit of all Lenders that are parties to the Loan Agreement. The Portfolio generally will rely on the Agent to collect its portion of the payments on a Senior Loan. Furthermore, the Portfolio will rely on the Agent to use appropriate creditor remedies against the Borrower. Typically, under a Loan Agreement, the Agent is given broad discretion in monitoring the Borrower's performance under the Loan Agreement and is obligated to use only the same care it would use in the management of its own property. Upon an event of default, the Agent typically will act to enforce the Loan Agreement after instruction from Lenders holding a majority of the Senior Loan. The Borrower compensates the Agent for the Agent's services. This compensation may include special fees paid on structuring and funding the Senior Loan and other fees paid on a continuing basis. The typical practice of an Agent in relying exclusively or primarily on reports from the Borrower may involve a risk of fraud by the Borrower.

     It is anticipated that the proceeds of the Senior Loans in which the Portfolio will acquire interests primarily will be used to finance leveraged buyouts, recapitalizations, mergers, acquisitions, stock repurchases, and, to a lesser extent, to finance internal growth and for other corporate purposes of Borrowers. Senior Loans have the most senior position in a Borrower's capital structure, although some Senior Loans may hold an equal ranking with other senior securities and certain other obligations of the Borrower. The capital structure of a Borrower may include Senior Loans, senior and junior subordinated debt (which may include "junk" debt), preferred stock and common stock issued by the Borrower, typically in descending order of seniority with respect to claims on the Borrower's assets. Senior and junior subordinated debt is collectively referred to in this Prospectus as "junior debt securities." Senior Loans generally are secured by specific collateral.

     To the extent that the Portfolio invests a portion of its assets in Senior Loans that are not secured by specific collateral, the Portfolio will not enjoy the benefits associated with collateralization with respect to such Senior Loans, and such Senior Loans may pose a greater risk of nonpayment of interest or loss of principal than do collateralized Senior Loans. As discussed below, the Portfolio may also acquire warrants, equity securities and junior debt securities issued by the Borrower or its affiliates as part of a package of investments in the Borrower or its affiliates. Warrants, equity securities, and junior debt securities will not be treated as Senior Loans and thus assets invested in such securities will not count toward the 80% of the Portfolio's net assets (plus any borrowings for investment purposes) that normally will be invested in Senior Loans. The Portfolio may acquire interests in warrants, other equity securities or junior debt securities through a negotiated restructuring of a Senior Loan or in a bankruptcy proceeding of the Borrower.

     In order to borrow money pursuant to a collateralized Senior Loan, a Borrower will typically, for the term of the Senior Loan, pledge as collateral assets, including but not limited to, accounts receivable, inventory, buildings, other real estate, trademarks, franchises and common and preferred stock in its subsidiaries. In addition, in the case of some Senior Loans, there may be additional collateral pledged in the form of guarantees by and/or securities of affiliates of the Borrowers. In some instances, a collateralized Senior Loan may be secured only by stock in the Borrower or its subsidiaries. Collateral may consist of assets that are not readily liquidated, and there is no assurance that the liquidation of such assets would satisfy fully a Borrower's obligations under a Senior Loan. Similarly, in the event of bankruptcy proceedings involving the Borrower, the Lenders may be delayed or prevented from liquidating collateral or may choose not to do so as part of their participation in a plan of reorganization of the Borrower.

     Loan Agreements may also include various restrictive covenants designed to limit the activities of the Borrower in an effort to protect the right of the Lenders to receive timely payments of interest on and repayment of principal of the Senior Loans. Restrictive covenants may include mandatory prepayment provisions related to excess cash flows and typically include restrictions on dividend payments, specific mandatory minimum financial ratios, limits on total debt and other financial tests. Breach of such a covenant, if not waived by the Lenders, is generally an event of default under the applicable Loan Agreement and may give the Lenders the right to accelerate principal and interest payments. The Adviser will consider the terms of restrictive covenants in deciding whether to invest in Senior Loans for the Portfolio's investment portfolio. When the Portfolio holds a Participation in a Senior Loan, it may not have the right to vote to waive enforcement of a restrictive covenant breached by a Borrower. Lenders voting in connection with a potential waiver of a restrictive covenant may have interests different from those of the Portfolio, and such Lenders will not consider the interests of the Portfolio in connection with their votes.


     Senior Loans in which the Fund will invest generally pay interest at rates that are periodically redetermined by reference to a base lending rate plus a premium, although the Fund may invest up to 20% of its total assets in fixed rate Senior Loans. These base lending rates generally are the prime or base lending rate ("Prime Rate") offered by one or more major United States banks or other standard lending rates used by commercial lenders, such as the London Interbank Offered Rate ("LIBOR") or the CD rate. LIBOR, as provided for in Loan Agreements, is an average of the interest rates quoted by several designated banks as the rates at which such banks would offer to pay interest to major financial institution depositors in the London interbank market on U.S. dollar denominated deposits for a specified period of time. The CD rate, as generally provided for in Loan Agreements, is the average rate paid on large certificates of deposit traded in the secondary market. Senior Loans traditionally have been structured so that Borrowers pay higher premiums when they elect LIBOR, in order to permit Lenders to obtain generally consistent yields on Senior Loans, regardless of whether Borrowers select the LIBOR option or the Prime Rate option. In recent years, however, the differential between the lower LIBOR base rates and the higher Prime Rate base rates prevailing in the commercial bank markets has widened to the point where the higher margins paid by Borrowers for LIBOR pricing options do not currently outweigh the differential between the Prime Rate and the LIBOR rate. Consequently, Borrowers have increasingly selected the LIBOR-based pricing option, resulting in a yield on Senior Loans that is consistently lower than the yield available from the Prime Rate-based pricing option. This trend will significantly limit the ability of the Fund to achieve a net return to shareholders that consistently approximates the average published Prime Rate of leading U.S. banks.


PARTICIPATIONS, ASSIGNMENTS AND PRIMARY LENDER TRANSACTIONS.

     Participations. The Portfolio may invest in Participations in Senior Loans, may purchase Assignments of portions of Senior Loans from third parties and may act as one of the group of Primary Lenders.

     The Portfolio may invest up to 100% of its assets in Participations. The selling Lenders and other persons interpositioned between such Lenders and the Portfolio with respect to Participations will likely conduct their principal business activities in the banking, finance and financial services industries. Although, as discussed below, the Portfolio has taken measures that it believes significantly reduce its exposure to risks associated with Participations, the Portfolio may be more susceptible than an investment company that does not invest in Participations in Senior Loans to any single economic, political or regulatory occurrence affecting these industries. Persons engaged in these industries may be more susceptible than are persons engaged in some other industries to, among other things, fluctuations in interest rates, changes in the Federal Open Market Committee's monetary policy, governmental regulations concerning such industries and concerning capital raising activities generally and fluctuations in the financial markets generally.

     Participation by the Portfolio in a Lender's portion of a Senior Loan typically will result in the Portfolio having a contractual relationship only with such Lender, not with the Borrower. As a result, the Portfolio may have the right to receive payments of principal, interest and any fees to which it is entitled only from the Lender selling the Participation and only upon receipt by the Lender of payments from the Borrower. In connection with purchasing Participations, the Portfolio generally will have no right to enforce compliance by the Borrower with the terms of the Loan Agreement, nor any rights with respect to any funds acquired by other Lenders through set-off against the Borrower, and the Portfolio may not directly benefit from the collateral supporting the Senior Loan in which it has purchased the Participation. As a result, the Portfolio may assume the credit risk of both the Borrower and the Lender selling the Participation. In the event of the insolvency of the Lender selling a Participation, the Portfolio may be treated as a general creditor of the Lender, and may not benefit from any set-off between the Lender and the Borrower. In an effort to minimize such risks, the Portfolio will only acquire Participations if the Lender selling the

Participation, and any other institution interpositioned between the Portfolio and the Lender, (i) at the time of investment has outstanding debt or deposit obligations rated investment grade (BBB or A-3 or higher by S&P or Baa or P-3 or higher by Moody's) or, if unrated, determined by the Adviser to be of comparable quality and (ii) has entered into an agreement that provides for the holding of payments on the Senior Loan for the benefit of, or the prompt disbursement of payments to, the Portfolio. Long-term debt rated BBB by S&P is regarded by S&P as having adequate capacity to pay interest and repay principal, and debt rated Baa by Moody's is regarded by Moody's as a medium grade obligation (i.e., it is neither highly protected nor poorly secured). The Portfolio ordinarily will purchase a Participation only if, at the time of purchase, the Portfolio believes that the party from whom it is purchasing the Participation is retaining an interest in the underlying Senior Loan. In the event that the Portfolio does not so believe, it will only purchase a Participation if, in addition to the requirements set forth above, the party from whom the Portfolio is purchasing such Participation (i) is a bank, a member of a national securities exchange or other entity designated in the 1940 Act as qualified to serve as a custodian for a registered investment company and (ii) has been approved as a custodian by the Board of the Portfolio.

     Assignments. The Portfolio may also purchase Assignments from Lenders. The purchaser of an Assignment typically succeeds to all the rights and obligations under the Loan Agreement of the assigning Lender and becomes a Lender under the Loan Agreement with the same rights and obligations as the assigning Lender.

     Primary Lender Transactions. The Portfolio will purchase an Assignment or act as a Lender with respect to a syndicated Senior Loan only where the Agent with respect to the Senior Loan at the time of investment has outstanding debt or deposit obligations rated investment grade (BBB or A-3 or higher by S&P or Baa or P-3 or higher by Moody's) or determined by the Adviser to be of comparable quality.

     Loan Agreements typically provide for the termination of the Agent's agency status in the event that it fails to act as required under the relevant Loan Agreement, becomes insolvent, enters receivership of the Federal Deposit Insurance Corporation ("FDIC"), or if not FDIC insured, enters into bankruptcy. Should an Agent, Lender or any other institution with respect to an Assignment interpositioned between the Portfolio and the Borrower become insolvent or enter FDIC receivership or bankruptcy, any interest in the Senior Loan of any such interpositioned institution and any loan payment held by any such interpositioned institution for the benefit of the Portfolio should not be included in the estate of such interpositioned institution. If, however, any such amount were included in such interpositioned institution's estate, the Portfolio would incur certain costs and delays in realizing payment or could suffer a loss of principal or interest. In such event, the Portfolio could experience a decrease in NAV.

     When the Portfolio is a Primary Lender, it will have a direct contractual relationship with the Borrower, may enforce compliance by the Borrower with the terms of the Loan Agreement and may under contractual arrangements among the Lenders have rights with respect to any funds acquired by other Lenders through set-off. A Lender also has full voting and consent rights under the applicable Loan Agreement. Action subject to Lender vote or consent generally requires the vote or consent of the holders of a majority or some greater specified percentage of the outstanding principal amount of the Senior Loan. Certain decisions, such as reducing the amount or increasing the time for payment of interest on or repayment of principal of a Senior Loan, or releasing collateral therefor, frequently require the unanimous vote or consent of all Lenders affected. When the Portfolio is a Primary Lender originating a Senior Loan it may share in a fee paid by the Borrower to the Primary Lenders. The Portfolio will not act as the Agent, originator, or principal negotiator or administrator of a Senior Loan.


     Portfolio Maturity. The Portfolio is not subject to any restrictions with respect to the maturity of Senior Loans held in its portfolio, and Senior Loans usually will have rates of interest that are redetermined either daily, monthly, quarterly, semi-annually or annually in Senior Loans with longer interest rate redetermination periods may increase fluctuations in the Portfolio's NAV as a result of changes in interest rates. The Senior Loans in the Portfolio's investment portfolio will at all times have a dollar-weighted average days to reset until the next interest rate redetermination of 90 days or less. As a result, as short-term interest rates increase, interest payable to the Portfolio from its investments in Senior Loans should increase, and as short-term interest rates decrease, interest payable to the Portfolio from its investments in Senior Loans should decrease. The amount of time required to pass before the Portfolio will realize the effects of changing short-term market interest rates on its portfolio will vary with the dollar-weighted average time until the next interest rate redetermination on the Senior Loans in the investment portfolio. The Portfolio may utilize the investment practices described in this Prospectus to, among other things, shorten the effective interest rate redetermination period of Senior Loans in its portfolio. In such event, the Portfolio will consider such shortened period to be the interest rate redetermination period of the Senior Loan; provided, however, that the Portfolio will not invest in Senior Loans that permit the Borrower to select an interest rate redetermination period in excess of one year. Because most Senior Loans in the investment portfolio will be subject to mandatory and/or optional prepayment and there may be significant economic incentives for a Borrower to prepay its loans, prepayments of Senior Loans in the Portfolio's investment portfolio may occur. Accordingly, the actual remaining maturity of the Portfolio's investment portfolio invested in Senior Loans may vary substantially from the average stated maturity of the Senior Loans held in the Portfolio's investment portfolio.

     Net Asset Value Fluctuation. When prevailing interest rates decline, the value of a portfolio invested in fixed-rate obligations can be expected to rise. Conversely, when prevailing interest rates rise, the value of a portfolio invested in fixed-rate obligations can be expected to decline. Although the Fund's NAV will vary, the Portfolio's policy of acquiring interests in floating or variable rate Senior Loans is expected to minimize fluctuations in NAV as a result of changes in interest rates. Accordingly, it may be expected that the value of the investment portfolio to fluctuate significantly less than a portfolio of fixed-rate, longer term obligations as a result of interest rate changes. However, changes in prevailing interest rates can be expected to cause some fluctuation in the Fund's NAV. In addition to changes in interest rates, various factors, including defaults by or changes in the credit quality of Borrowers, will also affect the Fund's NAV. A default or serious deterioration in the credit quality of a Borrower could cause a prolonged or permanent decrease in the Fund's NAV.

     Debt Restructuring. The Portfolio may purchase and retain in its portfolio an interest in a Senior Loan to a Borrower that has filed for protection under the federal bankruptcy laws or has had an involuntary bankruptcy petition filed against it by its creditors. The Adviser's decision to purchase or retain such an interest will depend on its assessment of the suitability of such investment for the Portfolio, the Borrower's ability to meet debt service on Senior Loan interests, the likely duration, if any, of a lapse in the scheduled repayment of principal, and prevailing interest rates. At times, in connection with the restructuring of a Senior Loan either outside of bankruptcy court or in the context of bankruptcy court proceedings, the Portfolio may determine or be required to accept equity securities or junior debt securities in exchange for all or a portion of a Senior Loan interest. Depending upon, among other things, the Adviser's evaluation of the potential value of such securities in relation to the price that could be obtained by the Portfolio at any given time upon sale thereof, the Portfolio may determine to hold such securities in its portfolio. Any equity security or junior debt security held by the Portfolio will not be treated as a Senior Loan and thus will not count toward the 80% of assets that normally will be invested in Senior Loans.


     Borrower Credit Ratings. The Portfolio may invest in the lowest rated loans, but does not intend to invest more than 10% of its assets in Senior Loans rated below CCC by S&P or Moody's (and unrated Senior Loans considered by the Adviser to be of comparable quality). The Portfolio may invest a substantial portion of its assets in Senior Loans to Borrowers having outstanding debt securities rated below investment grade by a nationally recognized statistical rating organization (or unrated but of comparable quality to such securities). Debt securities rated below investment grade (or unrated but of comparable quality) commonly are referred to as "junk" debt. The Portfolio will invest only in those Senior Loans with respect to which the Borrower, in the judgment of the Adviser, demonstrates one or more of the following characteristics: sufficient cash flow to service debt; adequate liquidity; successful operating history; strong competitive position; experienced management; and, with respect to collateralized Senior Loans, collateral coverage that equals or exceeds the outstanding principal amount of the Senior Loan. In addition, the Adviser will consider, and may rely in part, on the analyses performed by the Agent and other Lenders, including such persons' determinations with respect to collateral securing a Senior Loan.


     Fees. The Portfolio may be required to pay or may receive various fees and commissions in connection with purchasing, selling and holding interests in Senior Loans. The fees normally paid by Borrowers may include three types: facility fees, commitment fees and prepayment penalties. Facility fees are paid to the Lenders upon origination of a Senior Loan. Commitment fees are paid to Lenders on an ongoing basis based upon the undrawn portion committed by the Lenders of the underlying Senior Loan. Lenders may receive prepayment penalties when a Borrower prepays all or part of a Senior Loan. The Portfolio will receive these fees directly from the Borrower if the Portfolio is a Primary Lender, or, in the case of commitment fees and prepayment penalties, if the Portfolio acquires an interest in a Senior Loan by way of Assignment. Whether or not the Portfolio receives a facility fee from the Lender in the case of an Assignment, or any fees in the case of a Participation, depends upon negotiations between the

Portfolio and the Lender selling such interests. When the Portfolio is an assignee, it may be required to pay a fee to, or forgo a portion of interest and any fees payable to it from, the Lender selling the Assignment. Occasionally, the assignor will pay a fee to the Portfolio based on the portion of the principal amount of the Senior Loan that is being assigned. A Lender selling a Participation to the Portfolio may deduct a portion of the interest and any fees payable to the Portfolio as an administrative fee prior to payment thereof to the Portfolio. The Portfolio may be required to pay over or pass along to a purchaser of an interest in a Senior Loan from the Portfolio a portion of any fees that the Portfolio would otherwise be entitled to.

     Prepayments. Pursuant to the relevant Loan Agreement, a Borrower may be required, and may have the option at any time, to prepay the principal amount of a Senior Loan, often without incurring a prepayment penalty. In the event that like-yielding loans are not available in the marketplace, the prepayment of and subsequent reinvestment by the Portfolio in Senior Loans could have a materially adverse impact on the yield of the Portfolio's investment portfolio. Prepayments may have a beneficial impact on income due to receipt of prepayment penalties, if any, and any facility fees earned in connection with reinvestment.

     Commitments to Make Additional Payments. A Lender may have obligations pursuant to a Loan Agreement to make additional loans in certain circumstances. Such circumstances may include, without limitation, obligations under revolving credit facilities and facilities that provide for further loans to Borrowers based upon compliance with specified financial requirements. The Portfolio currently intends to reserve against any such contingent obligation by segregating a sufficient amount of cash, liquid securities and liquid Senior Loans. The Portfolio will not purchase interests in Senior Loans that would require the Portfolio to make any such additional loans if the aggregate of such additional loan commitments would exceed 20% of the Portfolio's total assets or would cause the Portfolio to fail to meet the diversification requirements set forth under the heading "Investment Restrictions" in the SAI.

     Bridge Financing. The Portfolio may acquire interests in Senior Loans that are designed to provide temporary or "bridge" financing to a Borrower pending the sale of identified assets or the arrangement of longer-term loans or the issuance and sale of debt obligations. A Borrower's use of a bridge loan involves a risk that the Borrower may be unable to locate permanent financing to replace the bridge loan, which may impair the Borrower's perceived creditworthiness.

     Other Securities. The Portfolio will acquire warrants, equity securities and junior debt securities only as are incident to the purchase or intended purchase of interests in collateralized Senior Loans. The Portfolio generally will acquire interests in warrants, equity securities and junior debt securities only when the Adviser believes that the relative value being given by the Portfolio in exchange for such interests is substantially outweighed by the potential value of such instruments. Investment in warrants, equity securities and junior debt securities entail risks in addition to those associated with investments in Senior Loans. Warrants and equity securities have a subordinate claim on a Borrower's assets as compared with debt securities, and junior debt securities have a subordinate claim on such assets as compared with Senior Loans. As such, the values of warrants and equity securities generally are more dependent on the financial condition of the Borrower and less dependent on fluctuations in interest rates than are the values of many debt securities. The values of warrants, equity securities and junior debt securities may be more volatile than those of Senior Loans and thus may have an adverse impact on the ability of the Portfolio to minimize fluctuations in its NAV. (See "Principal Risks")

     Defensive Investment Policy. If the Adviser determines that market conditions temporarily warrant a defensive investment policy, the Portfolio may (but is not required to) invest, subject to its ability to liquidate its relatively illiquid portfolio of Senior Loans, up to 100% of its assets in cash and high quality, short-term debt securities. The Portfolio may also lend its portfolio securities to other parties and may enter into repurchase and reverse repurchase agreements for securities, subject to certain restrictions. For further discussion of the Portfolio's investment objective and policies and its investment practices and the associated considerations, see "Other Investment Practices."

     Fundamental Restrictions and Policies. Each of the Portfolio and the Fund has adopted certain fundamental investment restrictions and policies which may not be changed unless authorized by a shareholder vote. These are set forth in the SAI. Among these fundamental restrictions, the Portfolio and the Fund may not purchase any security if, as a result of the purchase, more than 25% of the Fund's or the Portfolio's total assets (taken at market value at the time of purchase) would be invested in the securities of Borrowers and other issuers having their principal business activities in the same industry (the electric, gas, water and telephone utility industries being treated as separate industries for the purpose of this restriction). However, the Fund may invest more than 25% of its total assets in securities the issuer of which is deemed to be in the financial services industry, which includes commercial banks, thrift institutions, insurance companies and finance companies. The Fund may not, however, invest more than 25% of its total assets in Senior Loans to Borrowers in the financial services industry and securities of other issuers in the financial services industry. There is no limitation with respect to obligations issued or guaranteed by the U.S. government or any of its agencies or instrumentalities. Except for the fundamental restrictions and policies set forth as such in the SAI, the Portfolio's and the Fund's investment objective and policies are not fundamental policies and accordingly may be changed by the Board without obtaining the approval of shareholders.

                                PRINCIPAL RISKS

     You should consider the following Principal Risks before investing in the Fund. As described below, these risks could cause you to lose money as a result of investing in the Fund. The Fund and the Portfolio are both closed-end management investment companies. The Fund is designed primarily for long-term investors and not as a trading vehicle.

     Non-Payment. Senior Loans, like other corporate debt obligations, are subject to the risk of nonpayment of scheduled interest or principal. Non-payment would result in a reduction of income to the Portfolio, a reduction in the value of the Senior Loan experiencing non-payment and a potential decrease in the NAV of the Portfolio. The Portfolio generally will invest in collateralized Senior Loans only if the Adviser believes the value of the collateral, which may include guarantees, exceeds the principal amount of the Senior Loan at the time of initial investment. However, there can be no assurance that the liquidation of any collateral would satisfy the Borrower's obligation in the event of non-payment of scheduled interest or principal payments, or that such collateral could be readily liquidated. Moreover, as a practical matter, most Borrowers cannot satisfy their debts by selling their assets. Borrowers pay their debts from the cash flow they generate. This is particularly the case for Borrowers that are highly leveraged. Many of the Senior Loans purchased by the Portfolio will be to highly leveraged Borrowers. If the Borrower's cash flow is insufficient to pay its debts as they come due, the Borrower is far more likely to seek to restructure its debts than it is to sell off assets to pay its Senior Loans. Borrowers may try to restructure their debts either by seeking protection from creditors under Chapter 11 of the U.S. Bankruptcy Code (the "Bankruptcy Code") or negotiating a work out. In the event of bankruptcy of a Borrower, the Portfolio could experience delays or limitations with respect to its ability to realize the benefits of the collateral securing a Senior Loan. To the extent that a Senior Loan is collateralized by stock in the Borrower or its subsidiaries, such stock may lose all or substantially all of its value in the event of bankruptcy of the Borrower. The Agent generally is responsible for determining that the Lenders have obtained a perfected security interest in the collateral securing the Senior Loan. If a Borrower files for protection from creditors under Chapter 11 of the Bankruptcy Code, the Bankruptcy Code will impose an automatic stay that prohibits the Agent from liquidating collateral. The Agent may ask the bankruptcy court to lift the stay. As a practical matter, the court is unlikely to lift the stay if it concludes that the Borrower has a chance to emerge from the reorganization proceedings and the collateral is likely to hold most of its value. If the Lenders have a good security interest, the Senior Loan will be treated as a separate class in the reorganization proceedings and will retain a priority interest in the collateral. Chapter 11 reorganization plans typically are the product of negotiation among the Borrower and the various creditor classes. Successful negotiations may require the Lenders to extend the time for repayment, change the interest rate or accept some consideration in the form of junior debt or equity securities. A work out outside of bankruptcy may produce similar concessions by senior lenders.

     Some Senior Loans in which the Portfolio may invest are subject to the risk that a court, pursuant to fraudulent conveyance or other similar laws, could subordinate such Senior Loans to current or future indebtedness of the Borrower or take other action detrimental to the holders of Senior Loans, such as the Portfolio, including, under certain circumstances, invalidating such Senior Loans. Lenders commonly have certain obligations pursuant to the Loan Agreement, which may include the obligation to make additional loans or release collateral.

     Below Investment Grade Securities. Securities rated below investment grade are commonly referred to as high-yield, high risk debt or "junk" debt. They are regarded as predominantly speculative with respect to the issuing company's continuing ability to meet principal and interest payments. The prices of high-yield securities have been found to be less sensitive to interest rate changes than higher-rated investments, but more sensitive to adverse economic downturns or individual corporate developments. A projection of an economic downturn or of a period of rising interest rates, for example, could cause a decline in the prices of high-yield securities.

     The secondary market in which high-yield securities are traded is generally less liquid than the market for higher-grade debt. Less liquidity in the secondary trading market could adversely affect the price at which the Portfolio could sell a high-yield Senior Loan, and could adversely affect the NAV of the Fund's shares. At times of less liquidity, it may be more difficult to value high-yield Senior Loans because this valuation may require more research, and elements of judgment may play a greater role in the valuation since there is less reliable, objective data available.

     Investments in high-yield Senior Loans may result in greater NAV fluctuation than if the Portfolio did not make such investments.

     There is no limit on the percentage of assets that may be invested in Senior Loans and other securities that are rated below investment grade or that are unrated but of comparable quality, although the Fund does not intend to invest more than 10% of its assets in Senior Loans rated below B- or B3 by S&P or Moody's (and unrated Senior Loans considered by the Adviser to be of comparable quality).


     Interest Rate Risk. The Fund's NAV will usually change in response to interest rate fluctuations. When interest rates decline, the value of fixed-rate securities already held by the Fund can be expected to rise. Conversely, when interest rates rise, the value of existing fixed-rate portfolio securities can be expected to decline. Because market interest rates are currently near their lowest levels in many years, there is a greater than normal risk that the Fund's portfolio will decline in value due to rising interest rates. However, the Fund will primarily invest in floating rate obligations, including Senior Loans, the rate on which periodically adjusts with changes in interest rates. Consequently, the Fund's exposure to fluctuations in interest rates will generally be limited until the time that the interest rate on the floating rate Senior Loans in its Portfolio are reset, but the Fund will be exposed at all times to fluctuations in interest rates with respect to the fixed rate investments in its Portfolio, if any. To the extent that changes in market rates of interest are reflected not in a change to a base rate (such as LIBOR) but in a change in the spread over the base rate, which is payable on loans of the type and quality in which the Fund invests, the Fund's NAV could be adversely affected. This is because the value of a Senior Loan is partially a function of whether the Senior Loan is paying what the market perceives to be a market rate of interest, given its individual credit and other characteristics. However, unlike changes in market rates of interest for which there is generally only a temporary lag before the portfolio reflects those changes, changes in a Senior Loan's value based on changes in the market spread on Senior Loans in the Fund's portfolio may be of longer duration.


     Senior Loan Risk. The risks associated with Senior Loans are similar to the risks of "junk" debt, although Senior Loans are typically senior and secured in contrast to below investment grade debt securities, which are often subordinated and unsecured. Senior Loans' higher standing in an issuer's capital structure has historically resulted in generally higher recoveries in the event of a corporate reorganization or other restructuring. In addition, because their interest rates are adjusted for changes in short-term interest rates, Senior Loans generally have less interest rate risk than other high yield investments, which are typically fixed rate.

     The Fund's investments in Senior Loans are typically below investment grade and are considered speculative because of the credit risk of their issuers. Moreover, any specific collateral used to secure a loan may decline in value or lose all its value or become illiquid, which would adversely affect the loan's value. Economic and other events, whether real or perceived, can reduce the demand for certain Senior Loans or Senior Loans generally, which may reduce market prices and cause the Fund's NAV per share to fall. The frequency and magnitude of such changes cannot be predicted.

     Senior Loans and other debt securities are also subject to the risk of price declines and to increases in prevailing interest rates, although floating-rate debt instruments are less exposed to this risk than fixed-rate debt instruments. Conversely, the floating rate feature of Senior Loans means the Senior Loans will not generally experience capital appreciation in a declining interest rate environment. Declines in interest rates may also increase prepayments of debt obligations and require the Fund to invest assets at lower yields. No active trading market may exist for certain Senior Loans, which may impair the ability of the Fund to realize full value in the event of the need to liquidate such assets. Adverse market conditions may impair the liquidity of some actively traded Senior Loans.

     Although Senior Loans in which the Fund will invest will often be secured by collateral, there can be no assurance that liquidation of such collateral would satisfy the Borrower's obligation in the event of a default or that such collateral could be readily liquidated. In the event of bankruptcy of a Borrower, the Fund could experience delays or limitations in its ability to realize the benefits of any collateral securing a Senior Loan. The Fund may also invest in Senior Loans that are not secured.

     Restrictions on Resale. Senior Loans may not be readily marketable and may be subject to restrictions on resale. Interests in Senior Loans generally are not listed on any national securities exchange or automated quotation system and no active market may exist for many of the Senior Loans in which the Portfolio may invest. To the extent that a secondary market may exist for certain of the Senior Loans in which the Portfolio invests, such market may be subject to irregular trading activity, wide bid/ask spreads and extended trade settlement periods. The Portfolio has no limitation on the amount of its assets that may be invested in Senior Loans that are not readily marketable or are subject to restrictions on resale. Because a substantial portion of the Portfolio's assets will be invested in Senior Loan interests, the ability of the Portfolio to dispose of its investments in a timely fashion and at a fair price may be restricted, and the Portfolio and shareholders may suffer capital losses as a result. However, many of the Senior Loans in which the Portfolio expects to purchase interests are of a relatively large principal amount and are held by a relatively large number of owners which should, in the Adviser's opinion, enhance the relative liquidity of such interests. The risks associated with illiquidity are particularly acute in situations where the Portfolio's operations require cash, such as when the Fund makes a Repurchase Offer for its shares, and may result in borrowing to meet short-term cash requirements.

     Ongoing Monitoring. On behalf of the several Lenders, the Agent generally will be required to administer and manage the Senior Loans and, with respect to collateralized Senior Loans, to service or monitor the collateral. In this connection, the valuation of assets pledged as collateral will reflect market value and the Agent may rely on independent appraisals as to the value of specific collateral. The Agent, however, may not obtain an independent appraisal as to the value of assets pledged as collateral in all cases. The Portfolio normally will rely primarily on the Agent (where the Portfolio is a Primary Lender or owns an Assignment) or the selling Lender (where the Portfolio owns a Participation) to collect principal of and interest on a Senior Loan. Furthermore, the Portfolio usually will rely on the Agent (where the Portfolio is a Primary Lender or owns an Assignment) or the selling Lender (where the Portfolio owns a Participation) to monitor compliance by the Borrower with the restrictive covenants in the Loan Agreement and notify the Portfolio of any adverse change in the Borrower's financial condition or any declaration of insolvency. Collateralized Senior Loans will frequently be secured by all assets of the Borrower that qualify as collateral, which may include common stock of the Borrower or its subsidiaries. Additionally, the terms of the Loan Agreement may require the Borrower to pledge additional collateral to secure the Senior Loan, and enable the Agent, upon proper authorization of the Lenders, to take possession of and liquidate the collateral and to distribute the liquidation proceeds pro rata among the Lenders. If the terms of a Senior Loan do not require the Borrower to pledge additional collateral in the event of a decline in the value of the original collateral, the Portfolio will be exposed to the risk that the value of the collateral will not at all times equal or exceed the amount of the Borrower's obligations under the Senior Loan. Lenders that have sold Participation interests in such Senior Loan will distribute liquidation proceeds received by the Lenders pro rata among the holders of such Participations. The Adviser will also monitor these aspects of the Portfolio's investments and, where the Portfolio is a Primary Lender or owns an Assignment, will be directly involved with the Agent and the other Lenders regarding the exercise of credit remedies.

     Repurchase Offers Risks. The Fund, as a fundamental policy, will make quarterly repurchases for 5% to 25% of shares outstanding at NAV. (See "Periodic Repurchase Offers" below for more information.) However, the Fund's shares are less liquid than shares of funds that trade on a stock exchange, and Class B and Class C shareholders who offer for repurchase shares held for less than five years and one year, respectively, will pay a CDSC. (See "How to Buy Shares.") Under limited circumstances, and only pursuant to specific regulatory requirements, the Fund may suspend or postpone a quarterly Repurchase Offer. There is no guarantee that shareholders will be able to sell all of their shares that they desire to sell in a quarterly Repurchase Offer.

     Closed-End Fund Risks. The Fund is a closed-end investment company designed primarily for long-term investors and not as a trading vehicle. The Fund does not intend to list its shares for trading on any national securities exchange. There is not expected to be any secondary trading market in the shares, and the shares should be considered illiquid. The shares are, therefore, not readily marketable. The shares of closed-end investment companies often trade at a discount from their NAVs and, in the unlikely event that a secondary market for the shares were to develop, Fund shares likewise may trade at a discount from NAV.

     Legislation; Restrictions. To the extent that legislation or state or federal regulators impose additional requirements or restrictions with respect to the ability of financial institutions to make loans in connection with highly leveraged transactions, the availability of Senior Loan interests for investment by the Portfolio may be adversely affected. In addition, such requirements or restrictions may reduce or eliminate sources of financing for certain Borrowers. Further, to the extent that legislation or federal or state regulators require such institutions to dispose of Senior Loan interests relating to highly leveraged transactions or subject such Senior Loan interests to increased regulatory scrutiny, such financial institutions may determine to sell Senior Loan interests in a manner that results in a price that, in the opinion of the Adviser, is not indicative of fair value. Were the Portfolio to attempt to sell a Senior Loan interest at a time when a financial institution was engaging in such a sale with respect to the Senior Loan interest, the price at which the Portfolio could consummate such a sale might be adversely affected.

     Financial Services Industry Concentration. The financial services industries are subject to extensive government regulation which can limit both the amounts and types of loans and other financial commitments financial service companies can make, and the interest rates and fees they can charge. Profitability is largely dependent on the availability and cost of capital funds, and can fluctuate significantly when interest rates change. Credit losses resulting from financial difficulties of Borrowers can negatively affect the financial services industries. Insurance companies can be subject to severe price competition. The financial services industries are currently undergoing relatively rapid change as existing distinctions between financial service segments become less clear. For instance, recent business combinations have included insurance, finance, and securities brokerage under single ownership. Some primarily retail corporations have expanded into the securities and insurance industries. Moreover, the federal laws generally separating commercial and investment banking have been repealed.

     Investments in Non-U.S. Issuers. The Fund's investments in non-U.S. issuers may involve special risks compared to investing in securities of U.S. issuers. These risks are more pronounced to the extent that the Fund invests a significant portion of its non-U.S. investment in one region or in the securities of emerging market issuers. These risks may include:

     - less information about non-U.S. issuers or markets may be available due to less rigorous disclosure, accounting standards or regulatory requirements;


     - many non-U.S. markets are smaller, less liquid and more volatile, and in a changing market, the Adviser may not be able to sell the Fund's portfolio securities at times, in amounts and at prices it considers reasonable;


     - the economies of non-U.S. countries may grow at slower rates than expected or may experience a downturn or recession; and


     - withholdings and other non-U.S. taxes may decrease the Fund's return.


     Non-U.S. companies generally are not subject to accounting, auditing and financial reporting standards, practices and requirements comparable to those applicable to U.S. companies. The trading markets for most non-U.S. securities are generally less liquid and subject to greater price volatility than the markets for comparable securities in the U.S. The markets for securities in certain emerging markets are in the earliest stages of their development. Even the markets for relatively widely traded securities in certain non-U.S. markets, including emerging market countries, may not be able to absorb, without price disruptions, a significant increase in trading volume or trades of a size customarily undertaken by institutional investors in the U.S. Additionally, market making and arbitrage activities are generally less extensive in such markets, which may contribute to increased volatility and reduced liquidity.

     Economies and social and political climates in individual countries may differ unfavorably from the U.S. Non-U.S. economies may have less favorable rates of growth of gross domestic product, rates of inflation, currency valuation, capital reinvestment, resource self-sufficiency and balance of payments positions. Many countries have experienced substantial, and in some cases extremely high, rates of inflation for many years. Inflation and rapid fluctuations in inflation rates have had, and may continue to have, very negative effects on the economies and securities markets of certain emerging countries. Unanticipated political or social developments may also affect the values of the Fund's investments and the availability to the Fund of additional investments in such countries.

     Investments in Equity Securities. To the extent the Portfolio invests in equity securities, the value of its portfolio will be affected by changes in the stock markets, which may be the result of domestic or international political or economic news, changes in interest rates, or changing investor sentiment. The stock market can be volatile and stock prices can fluctuate drastically from day-to-day. The equity securities of smaller companies are more sensitive to these changes than those of larger companies. This market risk will affect the Fund's NAV, which will fluctuate as the value of the securities held by the Portfolio changes. Not all stock prices change uniformly or at the same time and not all stock markets move in the same direction at the same time. Other factors affect a particular stock's prices, such as poor earnings reports by an issuer, loss of major customers, major litigation against an issuer, or changes in governmental regulations affecting an industry. Adverse news affecting one company can sometimes depress the stock prices of all companies in the same industry. Not all factors can be predicted.

     Prepayment Risk. Borrowers may pay back principal before the scheduled due date. Borrowers may find it advantageous to prepay principal due to a decline in interest rates or an excess in cash flow. Such prepayments may require the Portfolio to replace a Senior Loan with a lower-yielding security. This may adversely affect the NAV of the Fund's shares.

     Limited Information. The types of Senior Loans in which the Portfolio will invest historically have not been rated by a nationally recognized statistical rating organization, have not been registered with the SEC or any state securities commission, and have not been listed on any national securities exchange. Although the Portfolio will generally have access to financial and other information made available to the Lenders in connection with Senior Loans, the amount of public information available with respect to Senior Loans will generally be less extensive than that available for rated, registered or exchange listed securities. As a result, the performance of the Portfolio and its ability to meet its investment objective is more dependent on the analytical ability of the Adviser than would be the case for an investment company that invests primarily in rated, registered or exchange-listed securities.

     Non-Diversification. The Portfolio has registered as a "non-diversified" investment company so that, subject to its investment restrictions, it will be able to invest more than 5% of the value of its assets in the obligations of any single issuer, including Senior Loans of a single Borrower or Participations purchased from a single Lender. (See "Investment Restrictions" in the SAI.) The Portfolio does not intend, however, to invest more than 5% of the value of its assets in interests in Senior Loans of a single Borrower, and the Portfolio intends to limit its investments so as to comply with the diversification requirements imposed by the Internal Revenue Code of 1986, as amended (the "Code"), for qualification as a "regulated investment company." To the extent the Portfolio invests a relatively high percentage of its assets in obligations of a limited number of issuers, the Portfolio will be more susceptible than a more widely diversified investment company to the consequences of any single corporate, economic, political or regulatory occurrence.

     Other Practices. The Portfolio may use various other investment practices that involve special considerations, including entering into when-issued and delayed-delivery transactions, engaging in interest rate and other hedging transactions, lending its portfolio securities and entering into repurchase and reverse repurchase agreements. For further discussion of these practices and associated special considerations, see "Other Investment Practices."


     Affiliation Risk. Due to Highland's affiliation with Heritage Bank, the Fund may be unable to purchase certain Senior Loans in which Heritage Bank participates (as Agent or Lender or buyer or seller in the secondary market), because of regulatory restrictions. Highland does not believe that this will have a material effect on the Fund's ability to acquire Senior Loans consistent with its investment policies.



     Currency Risk. A portion of the Fund's assets may be quoted or denominated in non-U.S. currencies. These securities may be adversely affected by fluctuations in relative currency exchange rates and by exchange control regulations. The Fund's investment performance may be negatively affected by a devaluation of a currency in which the Fund's investments are quoted or denominated. Further, the Fund's investment performance may be significantly affected, either positively or negatively, by currency exchange rates because the U.S. dollar value of securities quoted or denominated in another currency will increase or decrease in response to changes in the value of such currency in relation to the U.S. dollar.

                           OTHER INVESTMENT PRACTICES

     The Adviser may use some or all of the following investment practices when, in its opinion, their use is appropriate. These investment practices involve special risk considerations. Although the Adviser believes that these investment practices may further the Portfolio's investment objective, no assurance can be given that the utilization of these investment practices will achieve that result.

     Structured Notes. The Portfolio may invest up to 5% of its total assets in structured notes, including "total rate of return swaps" with rates of return determined by reference to the total rate of return on one or more loans referenced in such notes. The rate of return on the structured note may be determined by applying a multiplier to the rate of total return on the referenced loan or loans. Application of a multiplier is comparable to the use of financial leverage, a speculative technique. Leverage magnifies the potential for gain and the risk of loss, because a relatively small decline in the value of a referenced loan could result in a relatively large loss in the value of a structured note. Structured notes are treated as Senior Loans for purposes of the Portfolio's policy of normally investing at least 80% of its net assets (plus any borrowings for investment purposes) in Senior Loans.

     Borrowing. The Portfolio is authorized to borrow money for the purpose of obtaining short-term liquidity in connection with Repurchase Offers for Fund shares and for temporary, extraordinary or emergency purposes. The Portfolio may enter into an agreement with a financial institution providing for an unsecured discretionary credit facility, the proceeds of which may be used to finance, in part, repurchases. (See "Periodic Repurchase Offers.") Under the requirements of the 1940 Act, the Portfolio, immediately after any such borrowings, must have an asset coverage of at least 300%. Asset coverage is the ratio which the value of the total assets of the Portfolio, less all liabilities and indebtedness not represented by senior securities (as that term is defined in the 1940 Act), bears to the aggregate amount of any such borrowings by the Portfolio. The rights of any lenders to the Portfolio to receive payments of interest on and repayments of principal of borrowings will be senior to those of shareholders, and the terms of any borrowings may contain provisions which limit certain activities of the Portfolio, including the payment of dividends to shareholders in certain circumstances. Further, the terms of any such borrowings may, and the provisions of the 1940 Act do (in certain circumstances), grant lenders certain voting rights in the event of default in the payment of interest or repayment of principal. In the event that such provisions would impair the Portfolio's status as a regulated investment company, the Portfolio, subject to its ability to liquidate its relatively illiquid investments, intends to repay the borrowings. Interest payments and fees incurred in connection with any borrowings will reduce the amount of net income available for payment to shareholders.

     Interest Rate Swaps and Other Hedging Transactions. The Portfolio may, but is not obligated to, enter into various interest rate hedging and risk management transactions. These interest rate hedging and risk management transactions may be considered to involve derivative instruments. A derivative is a financial instrument whose performance is derived at least in part from the performance of an underlying index, security or asset. The values of certain derivatives can be affected dramatically by even small market movements, sometimes in ways that are difficult to predict. There are many different types of derivatives with many different uses. The Portfolio expects to enter into these transactions primarily to seek to preserve a return on a particular investment or portion of its portfolio, and may also enter into such transactions to seek to protect against decreases in the anticipated rate of return on floating or variable rate Senior Loans the Portfolio owns or anticipates purchasing at a later date, or for other risk management strategies such as managing the effective dollar-weighted average duration of the investment portfolio. In addition, the Portfolio may also engage in hedging transactions, including entering into put and call options, to seek to protect the value of its portfolio against declines in NAV resulting from changes in interest rates or other market changes. Market conditions will determine whether and in what circumstances the Portfolio would employ any hedging and risk management techniques. The Portfolio will not engage in any of these transactions for speculative purposes and will use them only as a means to hedge or manage the risks associated with assets held in, or anticipated to be purchased for, the investment portfolio or obligations incurred by the Portfolio. The Portfolio will incur brokerage and other costs in connection with its hedging transactions.

     The Portfolio may enter into interest rate swaps or purchase or sell interest rate caps or floors. The Portfolio will not sell interest rate caps or floors that it does not own. Interest rate swaps involve the exchange by the Portfolio with another party of their respective obligations to pay or receive interest (i.e., an exchange of an obligation to make floating rate payments for an obligation to make fixed rate payments). For example, the Portfolio may seek to shorten the effective interest rate redetermination period of a Senior Loan to a Borrower that has selected an interest rate redetermination period of one year. The Portfolio could exchange the Borrower's obligation to make fixed rate payments for one year for an obligation to make payments that readjust monthly. In such event, the Portfolio would consider the interest rate redetermination period of such Senior Loan to be the shorter period.

     The purchase of an interest rate cap entitles the purchaser, to the extent that a specified index exceeds a predetermined interest rate, to receive payments of interest at the difference between the index and the predetermined rate on a notional principal amount from the party selling such interest rate cap. The purchase of an interest rate floor entitles the purchaser, to the extent that a specified index falls below a predetermined interest rate, to receive payments of interest at the difference between the index and the predetermined rate on a notional principal amount from the party selling such interest rate floor. The notional principal amount for interest rate caps and floors is the reference amount with respect to which interest obligations are determined although no actual exchange of principal occurs. The Portfolio will not enter into swaps, caps or floors if, on a net basis, the aggregate notional principal amount with respect to such agreements exceeds the net assets of the Portfolio.

     In circumstances in which the Adviser anticipates that interest rates will decline, the Portfolio might, for example, enter into an interest rate swap as the floating rate payor or, alternatively, purchase an interest rate floor. In the case of purchasing an interest rate floor, if interest rates declined below the floor rate, the Portfolio would receive payments from its counterparty which would wholly or partially offset the decrease in the payments it would receive with respect to the portfolio assets being hedged. In the case where the Portfolio purchases such an interest rate swap, if the floating rate payments fell below the level of the fixed rate payment set in the swap agreement, the Portfolio's counterparty would pay the Portfolio amounts equal to interest computed at the difference between the fixed and floating rates over the notional principal amount. Such payments would offset or partially offset the decrease in the payments the Portfolio would receive with respect to floating rate portfolio assets being hedged.

     The successful utilization of hedging and risk management transactions requires skills different from those needed in the selection of Senior Loans. The successful use of swaps, caps and floors to preserve the rate of return on a portfolio of Senior Loans depends on the Adviser's ability to predict correctly the direction and extent of movements in interest rates. Although the Adviser believes that use of the hedging and risk management techniques described above will benefit the Portfolio, if the Adviser's judgment about the direction or extent of the movement in interest rates is incorrect, the Portfolio's overall performance would be worse than if it had not entered into any such transaction. For example, if the Portfolio had purchased an interest rate swap or an interest rate floor to hedge against its expectation that interest rates would decline but instead interest rates rose, the Portfolio would lose part or all of the benefit of the increased payments it would receive as a result of the rising interest rates because it would have to pay amounts to its counterparty under the swap agreement or would have paid the purchase price of the interest rate floor.

     Inasmuch as these hedging transactions are entered into for good-faith risk management purposes, the Adviser and the Portfolio believe such obligations do not constitute senior securities. The Portfolio will usually enter into interest rate swaps on a net basis (i.e., where the two parties make net payments with the Portfolio receiving or paying, as the case may be, only the net amount of the two payments). The net amount of the excess, if any, of the Portfolio's obligations over its entitlements with respect to each interest rate swap will be accrued and an amount of cash or liquid securities having an aggregate value at least equal to the accrued excess will be maintained. If the Portfolio enters into a swap on other than a net basis, the Portfolio will maintain the full amount of its obligations under each such swap. Accordingly, the Portfolio does not treat swaps as senior securities. The Portfolio may enter into swaps, caps and floors with member banks of the Federal Reserve System, members of the NYSE or other entities determined to be creditworthy by the Adviser, pursuant to procedures adopted and reviewed on an ongoing basis by the Portfolio's Board of Managers. If a default occurs by the other party to such transactions, the Portfolio will have contractual remedies pursuant to the agreements related to the transaction, but such remedies may be subject to bankruptcy and insolvency laws that could affect the Portfolio's rights as a creditor. The swap market has grown substantially in recent years with a large number of banks and financial services firms acting both as principals and as agents utilizing standardized swap documentation. As a result, the swap market has become relatively liquid. Caps and floors are more recent innovations and are less liquid than swaps. There can be no assurance, however, that the Portfolio will be able to enter into interest rate swaps or to purchase interest rate caps or floors at prices or on terms the Adviser believes are advantageous to the Portfolio. In addition, although the terms of interest rate swaps, caps and floors may provide for termination, there can be no assurance that the Portfolio will be able to terminate an interest rate swap or to sell or offset interest rate caps or floors that it has purchased.

     New financial products continue to be developed and the Portfolio may invest in any such products as may be developed to the extent consistent with its investment objective and the regulatory and federal tax requirements applicable to investment companies.

     "When-issued" and "Delayed-delivery" Transactions. The Portfolio may also purchase and sell interests in Senior Loans and other portfolio securities on a "when-issued" and "delayed-delivery" basis. No income accrues to the Portfolio on such Senior Loans in connection with such purchase transactions prior to the date the Portfolio actually takes delivery of such Senior Loans. These transactions are subject to market fluctuation; the value of the interests in Senior Loans and other portfolio debt securities at delivery may be more or less than their purchase price, and yields generally available on such Senior Loans when delivery occurs may be higher or lower than yields on the Senior Loans obtained pursuant to such transactions. Because the Portfolio relies on the buyer or seller, as the case may be, to consummate the transaction, failure by the other party to complete the transaction may result in the Portfolio missing the opportunity of obtaining a price or yield considered to be advantageous. When the Portfolio is the buyer in such a transaction, however, it will maintain cash or liquid securities having an aggregate value equal to the amount of such purchase commitments until payment is made. The Portfolio will make commitments to purchase such Senior Loans on such basis only with the intention of actually acquiring these Senior Loans, but the Portfolio may sell such Senior Loans prior to the settlement date if such sale is considered to be advisable. To the extent the Portfolio engages in "when-issued" and "delayed-delivery" transactions, it will do so for the purpose of acquiring Senior Loans for its investment portfolio consistent with its investment objective and policies and not for the purpose of investment leverage. No specific limitation exists as to the percentage of the Portfolio's assets that may be used to acquire securities on a "when-issued" or "delayed-delivery" basis.

     Repurchase Agreements. The Portfolio may enter into repurchase agreements (a purchase of, and a simultaneous commitment to resell, a financial instrument at an agreed-upon price on an agreed-upon date) only with member banks of the Federal Reserve System and member firms of the NYSE. When participating in repurchase agreements, the Portfolio buys securities from a seller (e.g., a bank or brokerage firm) with the agreement that the seller will repurchase the securities at a higher price at a later date. Such transactions afford an opportunity for the Portfolio to earn a return on available liquid assets at minimal market risk, although the Portfolio may be subject to various delays and risks of loss if the counterparty is unable to meet its obligation to repurchase. Under the 1940 Act, repurchase agreements are deemed to be collateralized loans of money by the Portfolio to the counterparty. In evaluating whether to enter into a repurchase agreement, the Adviser will consider carefully the creditworthiness of the counterparty. If the member bank or member firm that is the party to the repurchase agreement petitions for bankruptcy or otherwise becomes subject to the Bankruptcy Code, the law regarding the rights of the Portfolio is unsettled. The securities underlying a repurchase agreement will be marked to market every business day so that the value of the collateral is at least equal to the value of the loan, including the accrued interest thereon, and the Adviser will monitor the value of the collateral. No specific limitation exists as to the percentage of the Portfolio's assets that may be used to participate in repurchase agreements.

     Reverse Repurchase Agreements. The Portfolio may enter into reverse repurchase agreements with respect to debt obligations that could otherwise be sold by the Portfolio. A reverse repurchase agreement is an instrument under which the Portfolio may sell an underlying debt security and simultaneously obtain the commitment of the purchaser (a commercial bank or a broker or dealer) to sell the security back to the Portfolio at an agreed-upon price on an agreed-upon date. The Portfolio will maintain cash or liquid securities in an amount sufficient to cover its obligations with respect to reverse repurchase agreements. The Portfolio receives payment for such securities only upon physical delivery or evidence of book entry transfer by its custodian. SEC regulations require either that securities sold by the Portfolio under a reverse repurchase agreement be segregated pending repurchase or that the proceeds be segregated on the Portfolio's books and records pending repurchase. Reverse repurchase agreements could involve certain risks in the event of default or insolvency of the other party, including possible delays or restrictions upon the Portfolio's ability to dispose of the underlying securities. An additional risk is that the market value of securities sold by the Portfolio under a reverse repurchase agreement could decline below the price at which the Portfolio is obligated to repurchase them. Reverse repurchase agreements will be considered borrowings by the Portfolio and as such would be subject to the restrictions on borrowing described in the SAI under "Investment

Restrictions." The Portfolio will not hold more than 5% of the value of its total assets in reverse repurchase agreements as of the time the agreement is entered into.

                                   MANAGEMENT


     Board of Trustees and Investment Adviser. The Board has overall management responsibility for the Fund; the Board of Managers of the Portfolio has overall management responsibility for the Portfolio. See "Management" in the SAI for the names of and other information about the Trustees and officers of the Fund. Since the Fund and the Portfolio have the same Board members, they have adopted conflict of interest procedures to monitor and address potential conflicts between the interests of the Fund and the Portfolio.



     Highland Capital Management, L.P., 13455 Noel Road, Suite 1300, Dallas, Texas 75240, serves as the investment adviser to the Fund. The Fund and Highland have entered into an Advisory Agreement pursuant to which Highland is responsible for the selection and ongoing monitoring of the Fund's investment portfolio. Highland provides the Fund with the personnel necessary to administer the Fund. The agreement with Highland can be terminated on 60 days' written notice. Organized in March 1993, Highland is registered as an investment adviser under the Investment Advisers Act of 1940, as amended. As of November 30, 2005, Highland had approximately $19.7 billion in assets under management. Highland is controlled by James Dondero and Mark Okada, by virtue of their respective share ownership, and its general partner, Strand Advisors, Inc., of which Mr. Dondero is the sole stockholder. R. Joseph Dougherty and Mark Okada are the Fund's principal portfolio managers.



     Fees and Expenses. Highland provides administration services to the Fund and Portfolio and portfolio management services to the Portfolio. The Adviser is entitled to receive a monthly administration fee from the Fund, computed and accrued daily, based on an annual rate of 0.20% of Average Daily Net Assets and a monthly management fee from the Portfolio computed and accrued daily, based on an annual rate of 0.45% of Average Daily Net Assets of the Portfolio for the first $1 billion, 0.40% of Average Daily Net Assets of the Portfolio for the next $1 billion and 0.35% of Average Daily Net Assets of the Portfolio for over $2 billion. However, Highland may waive a portion of its fees.



     Highland provides office space and executive and other personnel to the Fund and bears any sales or promotional expenses. The Fund pays all expenses other than those paid by Highland, including but not limited to printing and postage charges, securities registration and custodian fees.



     Portfolio Managers. The Portfolio's portfolio is managed by a portfolio management team. The members of the team who are primarily responsible for the day-to-day management of the Fund's portfolio are Messrs. Okada and Dougherty.



     Mr. Okada has been Executive Vice President of Highland since March 1993 and is Executive Vice President of Prospect Street(R) High Income Portfolio Inc. ("PHY") and Prospect Street(R) Income Shares Inc. ("CNN"). From July 1990 to March 1993, Mr. Okada was Manager-Fixed Income for Protective Asset Management Company, where his responsibilities included management and administration of approximately $1.3 billion in bank loan purchases, credit evaluation of fixed-income assets and quantitative analysis for special projects. Prior to July 1990, Mr. Okada was employed by Hibernia National Bank, where he most recently served as Vice President and Section Head of the Capital Markets Group and was responsible for a portfolio of $1 billion in highly leveraged transactions. Prior thereto, he was a management trainee for Mitsui Manufacturers Bank. Mr. Okada graduated with honors from UCLA with a B.S. in Economics and a B.S. in Psychology in 1984. Mr. Okada is a Chartered Financial Analyst, and is a member of the Dallas Society of Security Analysts.



     Mr. Dougherty is a Portfolio Manager at Highland and heads Highland's retail funds effort. In this capacity, Mr. Dougherty oversees investment decisions for the retail funds, alongside several other portfolio managers, and manages the team dedicated to their day-to-day administration. He also serves as a Director, Chairman and Senior Vice President of PHY and CNN. Prior to his current duties, Mr. Dougherty served as Portfolio Analyst for Highland from 1998 to 1999. As a Portfolio Analyst, Mr. Dougherty also helped follow companies within the chemical, retail, supermarket and restaurant sectors. Prior to joining Highland, Mr. Dougherty served as an Investment Analyst with Sandera Capital Management from 1997 to 1998. Formerly, he was a Business Development Manager at Akzo Nobel from 1994 to 1996 and a Senior Accountant at Deloitte and Touche, LLP from 1992 to 1994. He received a BS in Accounting from Villanova University and an MBA from Southern Methodist University. Mr. Dougherty is a Chartered Financial Analyst and a Certified Public Accountant.


     The Statement of Additional Information provides additional information about Mr. Okada and Mr. Dougherty, including their compensation structure, other accounts they manage and their ownership of securities in the Funds.



     Legal Proceedings. Prior to April 15, 2004, the Fund was advised by Columbia Management and was part of the Columbia Funds Complex (the "Columbia Funds"). Several Columbia Funds are defendants in civil lawsuits that have been transferred and consolidated for pretrial proceedings in the United States District Court for the District of Maryland in the Special Multi-District Litigation proceeding (Index No. 04-MO-15863) created for actions involving market timing issues against mutual fund complexes. The lawsuits have been commenced as putative class actions on behalf of investors who purchased, held or redeemed shares of the Funds during specified periods or as derivative actions on behalf of the Funds. The lawsuits seek, among other things, unspecified compensatory damages plus interest and, in some cases, punitive damages, the rescission of investment advisory contracts, the return of fees paid under those contracts, and restitution. The consolidated amended class action complaint against Columbia Management affiliated defendants was filed on September 29, 2004 and does not name the Fund as a defendant or nominal defendant. The consolidated amended fund derivative complaint against Columbia Management affiliated defendants was also filed on September 29, 2004 and names the Columbia Funds, collectively, as nominal defendants.



     On March 2, 2005, four civil revenue sharing actions alleging, among other things, that various mutual funds (including the Fund) advised by Columbia Management and Columbia Wanger Asset Management L.P. inappropriately used fund assets to pay brokers to promote the funds by directing fund brokerage transactions to such brokers and did not fully disclose such arrangements to shareholders, and charged excessive 12b-1 fees, were consolidated into a single action in the United States District Court for Massachusetts (In re Columbia Entities Litigation, Civil Action No. 04-11704-REK). On June 9, 2005, plaintiffs filed a consolidated amended class action complaint and a motion for class certification. On or about August 8, 2005, all defendants (including the Fund) filed motions to dismiss the consolidated amended complaint. The court has not decided either the class certification or dismissal motions.



     Administrator/Sub-Administrator. Highland provides administration services to the Fund for a monthly administration fee at the annual rate of 0.20% of the Fund's Average Daily Net Assets. Under a separate sub-administration agreement, Highland has delegated certain administrative functions to PFPC Inc. ("PFPC"), 760 Moore Road, King of Prussia, Pennsylvania, 19406. Prior to October 18, 2004, Columbia Management provided administration and other services to the Fund for a monthly administration fee at the annual rate of 0.20% of the Fund's Average Daily Net Assets.



     Accounting Services Agent. PFPC provides accounting services to the Fund pursuant to an accounting services agreement dated October 18, 2004. Prior to October 18, 2004, Columbia Management was responsible for providing pricing and bookkeeping services to the Fund under a pricing and bookkeeping agreement.


     Distributor. Fund shares are offered for sale through PFPC Distributors, Inc., 760 Moore Road, King of Prussia, Pennsylvania 19406.


     Transfer Agent. PFPC is the agent of the Fund for the transfer of shares, disbursement of dividends, and maintenance of shareholder accounting records. Prior to October 18, 2004, Columbia Fund Services, Inc. provided transfer agency services to the Fund.



     Custodian. PFPC Trust Company, 8800 Tinicum Boulevard, Philadelphia, Pennsylvania 19153, is the custodian of the Fund and the Portfolio. PFPC Trust Company, among other things, attends to the collection of principal and income and payment for and collection of proceeds of securities and other investments bought and sold. Prior to October 18, 2004, State Street Bank and Trust Company served as the Fund's custodian.


                               HOW TO BUY SHARES

     Your financial advisor, broker or other financial intermediary ("financial advisor") can help you establish an appropriate investment portfolio, buy shares, and monitor your investments. When the Fund receives your purchase request in "good form," your shares will be bought at the next calculated NAV. "Good form" means that you placed your order with your financial advisor or your payment has been received and your application is complete, including all necessary signatures. The Fund has authorized one or more financial advisors to receive on its behalf purchase and redemption orders. These financial advisors are authorized to designate other intermediaries to receive purchase and redemption orders on the Fund's behalf. The Fund will be deemed to have received a purchase or redemption order when an authorized financial advisor or its authorized designee receives the order. Customer orders will be priced at the Fund's NAV next computed after they are received by an authorized financial advisor or its authorized designee and accepted by the Fund. Investors may be charged a fee if they effect a transaction in Fund shares through either a financial advisor or its authorized designee.


     The USA Patriot Act may require the Fund, an authorized financial advisor or its authorized designee to obtain certain personal information from you, which will be used to verify your identity. If you do not provide the information, it may not be possible to open your account. If the Fund, authorized financial advisor or authorized designee is unable to verify your customer information, it reserves the right to close your account or to take such other steps as it deems reasonable. Outlined below are various options for buying shares:


METHOD                                                        INSTRUCTIONS
------                                                        ------------
Through your financial advisor............   Your financial advisor can help you establish
                                             your account and buy Fund shares on your
                                             behalf. To receive the current trading day's
                                             price, your financial advisor must receive your
                                             request prior to the close of regular trading
                                             on the NYSE, usually 4:00 p.m. Eastern time.
                                             Your financial advisor may charge you fees for
                                             executing the purchase for you.
By check (new account)....................   For new accounts, send a completed application
                                             and check made payable to the Fund c/o the
                                             Transfer Agent, PFPC Inc. at the address noted
                                             below.*
By check (existing account)...............   For existing accounts, fill out and return the
                                             additional investment stub included in your
                                             account statement, or send a letter of
                                             instruction including the Fund name and account
                                             number with a check made payable to the Fund
                                             c/o the Transfer Agent, PFPC Inc. at the
                                             address noted below.*
By exchange...............................   You or your financial advisor may acquire
                                             shares of the Fund for your account by
                                             exchanging shares you own in Highland Floating
                                             Rate Advantage Fund for shares of the same
                                             class of the Fund at no additional cost. You
                                             can also exchange shares in the RBB Money
                                             Market Fund (the "Money Market Fund") for Fund
                                             shares. To exchange, send written instructions
                                             to the Fund c/o the Transfer Agent, PFFC Inc.
                                             at the address noted below* or call (877)
                                             665-1287.
By wire...................................   You may purchase shares of the Fund by wiring
                                             money from your bank account to your Fund
                                             account. Send funds by wire to:
                                             PNC Bank, N.A.
                                             Philadelphia, PA
                                             ABA #031-0000-53
                                             FFC #8615597735
                                             Highland Funds
                                             FBO: (Shareholder Fund/Account number)
                                             If your initial purchase of shares is by wire,
                                             you must complete a new account application and
                                             promptly mail it to the Fund c/o the Transfer
                                             Agent, PFPC Inc. at the address noted below.*
                                             After completing a new account application,
                                             please call (877) 665-1287 to obtain your
                                             account number. Please include your account
                                             number on the wire.

METHOD                                                        INSTRUCTIONS
------                                                        ------------
By electronic funds transfer via automated
  clearing house (ACH)....................   You may purchase shares of the Fund by
                                             electronically transferring money from your
                                             bank account to your Fund account by calling
                                             (877) 665-1287. An electronic funds transfer
                                             may take up to two business days to settle and
                                             be considered in 'good form.' You must set up
                                             this feature prior to your telephone request.
                                             Be sure to complete the appropriate section of
                                             the application.
Automatic investment plan.................   You may make monthly or quarterly investments
                                             automatically from your bank account to your
                                             Fund account. You may select a pre-authorized
                                             amount to be sent via electronic funds
                                             transfer. For this feature, please call the
                                             Fund at (877) 665-1287 or visit the Fund's web
                                             site (http://www.highlandfunds.com).


---------------


* Regular Mail: Send to the Fund c/o PFPC Inc., P.O. Box 9840, Providence, RI 02940



Overnight Mail: Send to the Fund c/o PFPC Inc., 101 Sabin Street, Pawtucket, RI 02860


INVESTMENT MINIMUMS

Initial Investment..........................................  $2,500
Subsequent Investments......................................  $   50
Automatic Investment Plan...................................  $   50
Retirement Plans............................................  $   25

     The Fund reserves the right to change the investment minimums. The Fund also reserves the right to refuse a purchase order for any reason, including if it believes that doing so would be in the best interests of the Fund and its shareholders.

                             MULTIPLE SHARE CLASSES


     Choosing a Share Class. The Fund offers three classes of shares in this Prospectus -- Class A, B and C. The Fund discontinued selling Class B shares to new and existing investors following the close of business on May 2, 2005. Existing investors may still reinvest distributions in Class B shares. Each share class has its own sales charge and expense structure. Determining which share class is best for you depends on the dollar amount you are investing and the number of years for which you are willing to invest. Purchases of $1 million or more can be made only in Class A shares. Based on your personal situation, your financial advisor can help you decide which class of shares makes the most sense for you. The Fund also offers an additional class of shares, Class Z shares, exclusively to certain institutional and other eligible investors, which are made available through a separate prospectus.


     Sales Charges. You may be subject to an initial sales charge when you purchase shares or a CDSC when you offer your shares for repurchase. These sales charges are described below. In certain circumstances, the sales charges may be waived, as described below and in the SAI.

     Class A Shares. Your purchases of Class A shares are made at the public offering price for these shares. This price includes a sales charge that is based on the amount of your initial investment when you open your account. The sales charge you pay on an additional investment is based on the total amount of your additional purchase and the current value of your account. Shares you purchase with reinvested dividends or other distributions are not subject to a sales charge. A portion of the sales charge is paid as a commission to your financial advisor on the sale of Class A shares. The amount of the sales charge, if any, differs depending on the amount you invest as shown in the table below.



                                                       AS A % OF                 % OF OFFERING
                                                       THE PUBLIC   AS A % OF    PRICE PAID TO
                                                        OFFERING     YOUR NET      FINANCIAL
AMOUNT INVESTED                                          PRICE      INVESTMENT      ADVISOR
---------------                                        ----------   ----------   -------------
Less than $100,000...................................     3.50         3.63          3.25
$100,000 to less than $500,000.......................     2.25         2.30          2.00
$500,000 to less than $1,000,000.....................     1.25         1.27          1.00
$1,000,000 or more*..................................     0.00         0.00          0.00


---------------


* Class A shares bought without an initial sales charge in accounts aggregating $1 million or more at the time of purchase are subject to a 1.00% CDSC if the shares are sold within 18 months of purchase. Subsequent Class A share purchases that bring your account value above $1 million are subject to a CDSC if redeemed within 18 months of purchase. The 18-month period begins on the day the purchase was made. The CDSC does not apply to retirement plans purchased through a fee-based program.


     Class A Shares. For Class A share purchases of $1 million or more, financial advisors receive a cumulative commission from the Distributor as follows:

AMOUNT PURCHASED                                              COMMISSION %
----------------                                              ------------
Less than $3 million........................................      1.00
$3 million to less than $5 million..........................      0.80
$5 million to less than $25 million.........................      0.50
$25 million or more.........................................      0.25*

---------------


* The commission to financial advisors for Class A share purchases of $25 million or more is paid over 12 months but only to the extent the shares remain outstanding.


     For Class A share purchases by participants in certain group retirement plans offered through a fee-based program, financial advisors receive a 1.00% commission from the Distributor on all purchases of less than $3 million.


     Reduced Sales Charges for Larger Investments. You may pay a lower sales charge when purchasing Class A shares through Rights of Accumulation. If the combined value of the Fund accounts in all classes maintained by you, your spouse or your minor children, together with the value of your current purchase, reaches a sales charge discount level (according to the above chart), your current purchase will receive the lower sales charge, provided that you have notified your financial advisor in writing of the identity of such other accounts and your relationship to the other account holders. You may also pay a lower sales charge when purchasing Class A shares by signing a Letter of Intent within 90 days of your purchase. By doing so, you would be able to pay the lower sales charge on all purchases by agreeing to invest a total of at least $100,000 within 13 months. If your Letter of Intent purchases are not completed within 13 months, you will be charged the applicable sales charge on the amount you had invested to that date. Upon request, a Letter of Intent may reflect purchases within the previous 90 days. In addition, certain other investors may purchase shares at a reduced sales charge or NAV, which is the value of a Fund share excluding any sales charges. See the SAI for a description of these situations.



     Class B Shares. The Fund discontinued selling Class B shares to new and existing investors following the close of business on May 2, 2005. Existing investors may still reinvest distributions in Class B shares. Your purchases of Class B shares are at Class B's NAV. Class B shares have no front-end sales charge, but they do carry a CDSC that is imposed only on shares sold prior to the elimination of the CDSC as shown in the chart below. The CDSC generally declines each year and eventually disappears over time. Class B shares automatically convert to Class A shares after eight years. The Distributor pays your financial advisor an up-front commission of 3.25% on sales of Class B shares.

                                                              % DEDUCTED
                                                              WHEN SHARES
HOLDING PERIOD AFTER PURCHASE                                  ARE SOLD
-----------------------------                                 -----------
Through first year..........................................     3.25
Through second year.........................................     3.00
Through third year..........................................     2.00
Through fourth year.........................................     1.50
Through fifth year..........................................     1.00
Longer than five years......................................     0.00

     Class C Shares. Your purchases of Class C shares are at Class C's NAV. Although Class C shares have no front-end sales charge, they carry a CDSC of 1.00% that is applied to shares sold within the first year after they are purchased. After holding shares for one year, you may sell them at any time without paying a CDSC. Class C shares do not convert into Class A shares. The Distributor pays your financial advisor an up-front commission of 1.00% on sales of Class C shares.

     Distribution and Service Fees. In addition to a CDSC, each class of shares is authorized under a distribution plan ("Plan") to use the assets attributable to a class to finance certain activities relating to the distribution of shares to investors. These include marketing and other activities to support the distribution of the Class A, B, and C shares and the services provided to you by your financial advisor. The Plan operates in a manner consistent with Rule 12b-1 under the 1940 Act, which regulates the manner in which an open-end investment company may directly or indirectly bear the expenses of distributing its shares. Although the Fund is not an open-end investment company, it has undertaken to comply with the terms of Rule 12b-1 as a condition of an exemptive order under the 1940 Act to permit it to have a multi-class structure, CDSCs, and distribution and service fees.


     Under the Plan, distribution and service fees paid by the Fund to the Distributor may equal up to an annual rate of 0.35% of average daily net assets attributable to Class A shares, 0.70% of average daily net assets attributable to Class B shares, and 0.85% of average daily net assets attributable to Class C shares, respectively. The Distributor may pay all or a portion of these fees to financial advisors whose clients own shares of the Fund. Since the distribution and service fees are payable regardless of the Distributor's expenses, the Distributor may realize a profit from the fees. The Plan authorizes any other payments by the Fund to the Distributor and its affiliates to the extent that such payments might be construed to be indirect financing of the distribution of Fund shares. In addition, Highland may, from time to time, at its expense out of its own financial resources, and/or the Distributor may, from time to time, out of any amounts received from the Fund pursuant to the Plan, make cash payments to dealer firms as an incentive to sell shares of the Funds and/or to promote retention of their customers' assets in the Fund. Such cash payments may be calculated on sales of shares of the Fund ("Sales-Based Payments") or on the average daily net assets of the Fund attributable to that particular dealer ("Asset-Based Payments"). Each of the Distributor and/or Highland may agree to make such cash payments to a dealer firm in the form of either or both Sales-Based Payments and Asset-Based Payments. The Distributor and/or Highland may also make other cash payments to dealer firms in addition to or in lieu of Sales-Based Payments and Asset-Based Payments, in the form of payment for travel expenses, including lodging, incurred in connection with trips taken by qualifying registered representatives of those dealer firms and their families to places within or outside the United States; meeting fees; entertainment; transaction processing and transmission charges; advertising or other promotional expenses; or other expenses as determined in the Distributor's or Highland's discretion, as applicable. In certain cases these other payments could be significant to the dealer firms. Any payments described above will not change the price paid by investors for the purchase of the Fund's shares or the amount that the Fund will receive as proceeds from such sales. Each of the Distributor and/or Highland determines the cash payments described above in its discretion in response to requests from dealer firms, based on factors it deems relevant. Dealers may not use sales of the Fund's shares to qualify for any incentives to the extent that such incentives may be prohibited by law. Amounts paid by Highland to any dealer firm in connection with the distribution of any Fund shares will count towards the cap imposed by the

National Association of Securities Dealers, Inc. on underwriter compensation in connection with the public offering of securities.


     The Trustees believe that the Plan could be a significant factor in the growth and retention of Fund assets resulting in a more advantageous expense ratio and increased investment flexibility which could benefit each class of Fund shareholders. The Plan will continue in effect from year to year so long as continuance is specifically approved at least annually by a vote of the Trustees, including the Trustees who are not "interested persons" (as defined in the 1940 Act) of the Fund and who have no direct or indirect financial interest in the operation of the Plan or in any agreements related to the Plan ("Independent Trustees"), cast in person at a meeting called for the purpose of voting on the Plan. The Plan may not be amended to increase the fee materially without approval by a vote of a majority of the outstanding voting securities of the relevant class of shares and all material amendments of the Plan must be approved by the Trustees in the manner provided in the foregoing sentence. The Plan may be terminated at any time by a vote of a majority of the Independent Trustees or by a vote of a majority of the outstanding voting securities of the relevant class of shares. The continuance of the Plan will only be effective if the selection and nomination of the Independent Trustees is effected by such Independent Trustees.


     Contingent Deferred Sales Charges (CDSCs). As described above, certain investments in Class A, B and C shares are subject to a CDSC. You will pay the CDSC only on shares you offer for repurchase within the prescribed amount of time after purchase. The CDSC for Class B shares declines each year until there is no charge for shares repurchased. The CDSC is applied to the NAV at the time of purchase or repurchase, whichever is lower. For purposes of calculating the CDSC, the start of the holding period is the day on which the purchase was made. Shares you purchase with reinvested dividends or capital gains are not subject to a CDSC. When shares are repurchased, the Fund will automatically repurchase those shares not subject to a CDSC and then those you have held the longest. This policy helps reduce and possibly eliminate the potential impact of the CDSC. In certain circumstances, CDSCs may be waived, as described in the SAI.


     Conversion Feature. Class B shares will automatically convert to Class A shares after eight years, and after that date converted shares will no longer be subject to the distribution fees applicable to Class B shares. Conversion will be on the basis of the relative NAVs per share, without the imposition of any sales charge, fee or other charge. The purpose of the conversion feature is to relieve the holders of Class B shares from asset-based distribution expenses applicable to such shares at such time as the Class B shares have been outstanding for a duration sufficient for the Distributor to have been substantially compensated for distribution-related expenses incurred in connection with those shares.


     How to Exchange Shares. Shareholders of the Fund whose shares are repurchased during a Repurchase Offer may exchange those shares for shares of the same share class of Highland Floating Rate Advantage Fund at NAV. You can also exchange your shares for those of the Money Market Fund. The minimum to open an account in the Money Market Fund is $1,000, and subsequent investments must be at least $100. Call (877) 665-1287 for the Money Market Fund prospectus and read it carefully before investing. Fund shareholders will not be able to participate in this exchange privilege at any time other than in connection with a Repurchase Offer. If your shares are subject to a CDSC, you will not be charged a CDSC upon the exchange. However, when you sell the shares acquired through the exchange, the shares sold may be subject to a CDSC, depending upon when you originally purchased the shares you are exchanging. For purposes of computing the CDSC, the length of time you have owned your shares will be computed from the date of your original purchase and the applicable CDSC will be the CDSC of the original fund. No CDSC is charged when you exchange your shares into the Money Market Fund; however, the applicable CDSC will be imposed when shares are redeemed from the Money Market Fund. Upon redemption, the applicable CDSC will be calculated without regard to the time such shares were held in the Money Market Fund.



     Unless your account is part of a tax-deferred retirement plan, an exchange is a taxable event, and you may realize a gain or a loss for tax purposes. The Fund may terminate your exchange privilege if the Adviser determines that your exchange activity is likely to adversely impact its ability to manage the Portfolio. To exchange by telephone, call (877) 665-1287. Please have your account and taxpayer identification number available when calling.

                           PERIODIC REPURCHASE OFFERS

     The Board has adopted share repurchase policies as fundamental policies. These policies, which may not be changed without the vote of the holders of a majority of the Fund's outstanding voting securities (as defined in the 1940
Act), provide that each calendar quarter, the Fund intends to make a Repurchase Offer to repurchase a portion of the outstanding shares from shareholders who request repurchases. The price of the repurchases of shares normally will be the NAV per share determined as of the close of regular trading on the NYSE on the date the Repurchase Offer ends or within a maximum of 14 days after the Repurchase Offer ends as described below.

     Repurchase Procedure. At the beginning of each Repurchase Offer, shareholders will be notified in writing about the Repurchase Offer, how they may request that the Fund repurchase their shares and the Repurchase Request Deadline, which is the date the Repurchase Offer ends. The time between the notification of the shareholders and the Repurchase Request Deadline may vary from no more than six weeks to no less than three weeks. For each Repurchase Offer, it is anticipated that each Repurchase Request Deadline will be on or about the 15th day in each of the months of March, June, September and December, or, if the 15th day is not a business day, the next business day. The repurchase price of the shares will be the NAV as of the close of regular trading on the NYSE on the Repurchase Pricing Date. It is anticipated that normally the Repurchase Pricing Date will be the same date as the Repurchase Request Deadline, and if so, the Repurchase Request Deadline will be set for a time no later than the close of regular trading on the NYSE on such date. The Fund has determined that the Repurchase Pricing Date may occur no later than the 14th day after the Repurchase Request Deadline or the next business day if the 14th day is not a business day.

     The Board may establish other policies for repurchases of shares that are consistent with the 1940 Act and other pertinent laws. Shares offered for repurchase by shareholders by any Repurchase Request Deadline will be repurchased subject to the aggregate repurchase amounts established for that Repurchase Request Deadline. Repurchase proceeds will be paid to shareholders in cash prior to the Repurchase Payment Deadline.

     Repurchase Offers and the need to fund repurchase obligations may affect the ability of the Fund to be fully invested, which may reduce returns. Moreover, diminution in the size of the Fund through repurchases without offsetting new sales may result in untimely sales of Senior Loans and a higher expense ratio and may limit the ability of the Fund to participate in new investment opportunities. The Fund may borrow to meet repurchase obligations, which entails certain risks and costs. (See "Borrowing") The Fund may also sell Senior Loans to meet repurchase obligations which, in certain circumstances, may adversely affect the market for Senior Loans and reduce the Fund's value.

     Repurchase Amounts. The Board, or a committee thereof, in its sole discretion, will determine the number of shares that the Fund will offer to repurchase (the "Repurchase Offer Amount") for a given Repurchase Request Deadline. However, the Repurchase Offer Amount will be at least 5% and no more than 25% of the total number of shares outstanding on the Repurchase Request Deadline.


     If shareholders offer for repurchase more than the Repurchase Offer Amount for a given Repurchase Offer, the Fund may repurchase an additional amount of shares of up to 2% of the shares outstanding on the Repurchase Request Deadline. If the Fund determines not to repurchase more than the Repurchase Offer Amount, or if the Fund determines to repurchase the additional 2% of the shares outstanding, but Fund shareholders offer shares for repurchase in excess of that amount, the Fund will repurchase the shares on a pro rata basis. In the event there is an oversubscription of a Repurchase Offer, shareholders may be unable to liquidate all or a given percentage of their investment in the Fund during the Repurchase Offer.


     Notices to Shareholders. Notice of each quarterly Repurchase Offer (and any additional discretionary repurchase offers) will be given to each beneficial owner of shares between 21 and 42 days before each Repurchase Request Deadline. The notice will contain information shareholders should consider in deciding whether or not to offer their shares for repurchase. The notice will also include detailed instructions on how to offer shares for repurchase. The notice will state the Repurchase Offer Amount. The notice will also identify the dates of the Repurchase Request Deadline, scheduled Repurchase Pricing Date, and scheduled Repurchase Payment Deadline. The notice will describe the risk of fluctuation in the NAV between the Repurchase Request Deadline and the Repurchase Pricing Date, if such dates do not coincide, and the possibility that the Fund may use an earlier Repurchase Pricing Date than the scheduled Repurchase Pricing Date (if the scheduled Repurchase Pricing Date is not the Repurchase Request Deadline). The notice will describe (i) the procedures for shareholders to offer their shares for repurchase, (ii) the procedures for the Fund to repurchase shares on a pro rata basis, (iii) the circumstances in which the Fund may suspend or postpone a Repurchase Offer, and
(iv) the procedures that will enable shareholders to withdraw or modify their offers of shares for repurchase until the Repurchase Request Deadline. The notice will set forth the NAV of the shares to be repurchased no more than seven days before the date of notification, and how shareholders may ascertain the NAV after the notification date.


     Repurchase Price. The current NAV of the shares is computed daily. The Fund's Board has determined that the time at which the NAV will be computed will be as of the close of regular trading on the NYSE. You may call (877) 665-1287 to learn the NAV per share. The notice of the Repurchase Offer will also provide information concerning the NAV per share, such as the NAV as of a recent date or a sampling of recent NAVs, and a toll-free number for information regarding the Repurchase Offer.


     Suspension or Postponement of Repurchase Offer. The Fund may suspend or postpone a Repurchase Offer only: (a) if making or effecting the Repurchase Offer would cause the Fund to lose its status as a regulated investment company under the Code; (b) for any period during which the NYSE or any market on which the securities owned by the Fund are principally traded is closed, other than customary weekend and holiday closings, or during which trading in such market is restricted; (c) for any period during which an emergency exists as a result of which disposal by the Fund of securities owned by it is not reasonably practicable, or during which it is not reasonably practicable for the Fund fairly to determine the value of its net assets; or (d) for such other periods as the SEC may by order permit for the protection of shareholders of the Fund.

     Liquidity Requirements. The Fund and the Portfolio must maintain liquid assets equal to the Repurchase Offer Amount from the time that the notice is sent to shareholders until the Repurchase Pricing Date. The Fund and the Portfolio will ensure that a percentage of their respective net assets equal to at least 100% of the Repurchase Offer Amount consists of assets (a) that can be sold or disposed of in the ordinary course of business at approximately the price at which the Fund or the Portfolio, as applicable, has valued the investment within the time period between the Repurchase Request Deadline and the Repurchase Payment Deadline; or (b) that mature by the Repurchase Payment Deadline.

     The Board of the Portfolio has adopted procedures that are reasonably designed to ensure that the assets are sufficiently liquid so that the Fund and the Portfolio can comply with the Repurchase Offer and the liquidity requirements described in the previous paragraph. If, at any time, the Fund or the Portfolio falls out of compliance with these liquidity requirements, the Board will take whatever action it deems appropriate to ensure compliance.

                                NET ASSET VALUE

     The purchase or redemption price of Fund shares is generally the NAV per share, except for Class A share purchases, which are purchased at the public offering price. The Fund determines the NAV of each class of its shares as of the close of regular trading on the NYSE (normally 4:00 p.m., Eastern time) by dividing the difference between the values of each class's assets less its liabilities by the number of that class's shares outstanding. NAV will not be determined on days when the NYSE is closed unless, in the judgment of the Board, the NAV should be determined on any such day, in which case the determination will be made at 4:00 p.m., Eastern time.


     The value of the Fund's assets is based on the current market value of its investments. For securities with readily available market quotations, the Fund uses those quotations for pricing. When portfolio securities are traded on the relevant day of valuation, the valuation will be the last reported sale price on that day. If there are no such sales on that day, the security will be valued at the mean between the most recently quoted bid and asked prices from principal market maters. Securities without a sale price or bid and ask quotations on the valuation day will be priced by an independent pricing service. If securities do not have readily available market quotations or pricing service prices, including circumstances under which such are determined not to be accurate or current (including when events materially affect the value of securities occurring between the time when market price is determined and calculation of the Fund's NAV), such securities are valued at their fair value, as determined in good faith in accordance with procedures established by the Fund's Board. In these cases, the Fund's NAV will reflect the affected portfolio securities' value as determined in the judgment of the Board or its designee instead of being determined by the market. Using a fair value pricing methodology to price securities may result in a value that is different from a security's most recent sale price and from the prices used by other investment companies to calculate their NAVs. There can be no assurance that the Fund's valuation of a security will not differ from the amount that it realizes upon the sale of such security.


                         DISTRIBUTIONS AND INCOME TAXES

     Distributions. Income dividends, if any, are declared each business day and paid monthly. Capital gains, if any, are distributed at least annually, usually in December. Shares accrue dividends as long as they are issued and outstanding (i.e., from the date the payment for the purchase order is received to the day before the repurchase settles).

     Dividend payments are not guaranteed and may vary with each payment. The Fund does not pay "interest" or guarantee any fixed rate of return.

     If you do not indicate on your application your preferences for handling distributions, the Fund will automatically reinvest all distributions in additional shares of the Fund. You can choose one of the following options for distributions when you open your account: (1) reinvest all distributions in additional shares of the Fund; (2) receive dividends in cash and reinvest capital gains; or (3) receive all distributions in cash. Distributions of $10 or less will automatically be reinvested in additional shares. If you elect to receive distributions by check and the check is returned as undeliverable, or if you do not cash a distribution check within six months of the check date, the distribution will be reinvested in additional shares.

     The Fund is authorized to borrow money subject to certain restrictions. (See "Other Investment Practices") Under the 1940 Act, the Fund may not declare any dividend or other distribution on its shares unless the Fund has, at the time of declaration, asset coverage of at least 300% of its aggregate indebtedness, after deducting the amount of the distribution. This limitation may impair the Fund's ability to maintain its qualification for taxation as a regulated investment company.

     Income Taxes. The Fund intends to satisfy those requirements relating to the sources of its income, the distribution of its income, and the diversification of its assets necessary to qualify for the special tax treatment afforded to regulated investment companies under the Code and thereby be relieved of federal income or excise taxes to the extent that it distributes its net investment income and net realized capital gains to shareholders in accordance with the requirements imposed by the Code. For a detailed discussion of tax issues pertaining to the Fund, see "Additional Income Tax Considerations" in the SAI.

     Your distributions will be taxable to you whether received in cash or reinvested in additional shares. For federal income tax purposes, any distribution that is paid in January but was declared in October, November or December of the prior calendar year is deemed paid on December 31 in the prior calendar year.

     You will be subject to federal income tax at ordinary rates on income dividends and distributions of net short-term capital gains, unless such dividends are "qualified dividend income" (as defined in the Code) eligible for a reduced rate of tax. The Fund expects that none of its dividends will qualify for treatment as "qualified dividend income." Distributions of net long-term capital gains will be taxable to you as long-term capital gains regardless of the length of time you have held your shares.

     You will be advised annually as to the source of distributions for tax purposes. If you are not subject to tax on your income, you will not be required to pay tax on these amounts.

     Income received by the Portfolio with respect to foreign securities may give rise to withholding and other taxes imposed by foreign countries. Tax conventions between certain countries and the United States may reduce or eliminate such taxes. It is not expected that the Fund will be eligible to "pass through" to its investors any such foreign taxes that are allocable to the Fund, and accordingly, it is not expected that you will be entitled to claim a deduction or credit on account of any such foreign taxes when computing your federal income tax liability.

     If you are neither a resident nor a citizen of the United States, or if you are a foreign entity, the Fund's ordinary income dividends (which include distributions of net short-term capital gains) will generally be subject to a 30% U.S. withholding tax, unless a lower treaty rate applies; provided, however, that for taxable years of the Fund beginning after December 31, 2005, but not beginning after December 31, 2008, your interest-related dividends and short-term capital gain dividends from the Fund generally will not be subject to such U.S. withholding tax if the Fund receives prescribed certifications from you as to your non-U.S. status.


     If you offer all of your shares for repurchase pursuant to a Repurchase Offer, (and you do not own any other shares pursuant to attribution rules contained in the Code), you may realize a taxable gain or loss depending upon your basis in the shares. Such gain or loss realized on the disposition of shares (whether pursuant to a Repurchase Offer or in connection with a sale or other taxable disposition of shares in a secondary market) generally will be treated as long-term capital gain or loss if the shares have been held as a capital asset for more than one year and as short-term capital gain or loss if held as a capital asset for one year or less. If shares are sold at a loss after being held for six months or less, the loss will be treated as long-term -- instead of short-term -- capital loss to the extent of any capital gain distributions received on those shares. All or a portion of any loss realized on a sale or exchange of shares of the Fund will be disallowed if you acquire other shares of the Fund within 30 days before or after the disposition. In such a case, the basis of the shares acquired will be adjusted to reflect the disallowed loss.

     Different tax consequences may apply to shareholders whose shares are repurchased (other than shareholders who offer all of their shares for repurchase as described in the previous paragraph) and to shareholders who do not offer their shares for repurchase in connection with the Repurchase Offer. For example, if a shareholder offers for repurchase fewer than all his or her shares, the proceeds received could be treated as a taxable dividend, a return of capital, or capital gain depending on the portion of shares repurchased, the Fund's earnings and profits, and the shareholder's basis in the repurchased shares. Moreover, when fewer than all shares owned by a shareholder are repurchased pursuant to a Repurchase Offer, there is a remote possibility that shareholders whose shares are not repurchased may be considered to have received a deemed distribution that is taxable to them in whole or in part. You may wish to consult your tax advisor prior to offering your shares for repurchase.

     Backup Withholding. The Fund may be required to withhold federal income tax ("backup withholding") from certain payments to a shareholder, generally distribution payments and redemption proceeds. Backup withholding may be required if:

     - the shareholder fails to furnish its properly certified Social Security or other tax identification number;

     - the shareholder fails to certify that its tax identification number is correct, that it is not subject to backup withholding due to the underreporting of certain income or that it is a United States person;

     - the Internal Revenue Service ("IRS") informs the Fund that the shareholder's tax identification number is incorrect; or

     - the shareholder otherwise fails to establish an exemption from backup withholding.

     These certifications are contained in the application that you should complete and return when you open an account. The Fund must promptly pay to the IRS all amounts withheld. Therefore, it is usually not possible for the Fund to reimburse you for amounts withheld. You may, however, claim the amount withheld as a credit on your federal income tax return.

     The federal income tax discussion set forth above is for general information only. Prospective investors should consult their tax advisors regarding the specific federal and state tax consequences of purchasing, holding and disposing of shares, as well as the effects of other state, local and foreign tax laws and any proposed tax law changes.

                     ORGANIZATION AND DESCRIPTION OF SHARES


     The Fund is a Massachusetts business trust organized under an Agreement and Declaration of Trust ("Declaration of Trust") dated August 13, 1998, which provides that each shareholder shall be deemed to have agreed to be bound by the terms thereof. The Declaration of Trust may be amended by a vote of either the Fund's shareholders or its Trustees. The Fund offers four classes of shares -- Class A, Class B, Class C and Class Z. The

Fund discontinued selling Class B shares to new and existing investors following the close of business on May 2, 2005. Existing investors may still reinvest distributions in Class B shares. Class Z shares are offered through a separate prospectus to eligible investors.


     Under Massachusetts law, shareholders of a Massachusetts business trust such as the Fund could, in some circumstances, be held personally liable for unsatisfied obligations of the trust. However, the Declaration of Trust provides that persons extending credit to, contracting with, or having any claim against the Fund shall look only to its assets for payment under such credit, contract or claim, and that the shareholders, Trustees and officers of the Fund shall have no personal liability therefor. The Declaration of Trust requires that notice of such disclaimer of liability be given in each contract, instrument or undertaking executed or made on behalf of the Fund. Further, the Declaration of Trust provides for indemnification of any shareholder against any loss and expense arising from personal liability solely by reason of being or having been a shareholder. Thus, the risk of a shareholder incurring financial loss on account of shareholder liability is believed to be remote, because it would be limited to circumstances in which the disclaimer was inoperative and the Fund was unable to meet its obligations.

     The shares are not, and are not expected to be, listed for trading on any national securities exchange nor, to the Fund's knowledge, is there, or is there expected to be, any secondary trading market in the shares.

     Dividends, Voting and Liquidation Rights. Each common share of beneficial interest of the Fund has one vote and shares equally with other shares of its class in dividends and distributions when and if declared by the Fund and in the Fund's net assets upon liquidation. All shares, when issued, are fully paid and are non-assessable by the Fund. There are no preemptive or conversion rights applicable to any of the common shares except for such conversion rights that may be established by the Trustees in connection with the designation of a class of shares including the conversion of Class B shares to Class A shares eight years after purchase. Fund shares do not have cumulative voting rights and, as such, holders of more than 50% of the shares voting for Trustees can elect all Trustees and the remaining shareholders would not be able to elect any Trustees. The Fund does not intend to hold annual meetings of shareholders.

     Anti-Takeover Provisions in the Declaration of Trust. The Declaration of Trust includes provisions that could have the effect of limiting the ability of other entities or persons to acquire control of the Fund. In addition, in the event a secondary market were to develop in the shares, such provisions could have the effect of depriving shareholders of an opportunity to sell their shares at a premium over prevailing market prices.

     The Declaration of Trust requires the favorable vote of the holders of not less than three-fourths of the outstanding shares then entitled to vote to authorize certain transactions, unless at least three-fourths of the members of the Fund's Board of Trustees then in office and at least three-fourths of the Independent Trustees who have acted in such capacities for at least 12 months authorize such transaction and then only a vote of the majority of the holders of the outstanding shares then entitled to vote is required.

     The Fund's Board of Trustees has determined that the voting requirements described above, which are greater than the minimum requirements under Massachusetts law or the 1940 Act, are in the best interests of shareholders generally. Reference should be made to the Declaration of Trust on file with the SEC for the full text of these provisions.

     Status of Shares. The Fund's Board of Trustees may classify or reclassify any issued or unissued shares of the Fund into shares of any class by redesignating such shares or by setting or changing in any one or more respects, from time to time, prior to the issuance of such shares, the preferences, conversion or other rights, voting powers, restrictions, limitations as to dividends, qualifications, or terms or conditions of repurchase of such shares. Any such classification or reclassification will comply with the provisions of the 1940 Act.

     As of November 30, 2005, the following shares of the Fund were outstanding:



                                                                 (3)                 (4)
                                                 (2)         AMOUNT HELD     AMOUNT OUTSTANDING
(1)                                             AMOUNT       BY FUND OR      EXCLUSIVE OF AMOUNT
TITLE OF CLASS                                AUTHORIZED   FOR ITS ACCOUNT     SHOWN UNDER(3)
--------------                                ----------   ---------------   -------------------
Class A.....................................  Unlimited           0            43,036,833.962
Class B.....................................  Unlimited           0            16,587,547.166
Class C.....................................  Unlimited           0            40,923,080,820
Class Z.....................................  Unlimited           0            19,920,343.237


              MASTER FUND/FEEDER FUND: STRUCTURE AND RISK FACTORS

     The Fund seeks to achieve its objective by investing all of its assets in another closed-end fund, the Portfolio, having an investment objective identical to that of the Fund. The initial shareholder of the Fund approved this policy of permitting the Fund to act as a feeder fund by investing in the Portfolio. Please refer to "Investment Objective and Policies" for a description of the investment objectives, policies, and restrictions of the Portfolio. The management and expenses of both the Fund and the Portfolio are described under "Fund Expenses" and "Managements -- Fees and Expenses." The Fund bears its proportionate share of Portfolio expenses.

     The common investment objective of the Fund and the Portfolio is non-fundamental and may be changed without shareholder approval, subject, however, to at least 30 days' advance written notice to the Fund's shareholders. The fundamental policies of the Fund, and the corresponding fundamental policies of the Portfolio, can be changed only with shareholder approval.

     If the Fund, as a Portfolio investor, is requested to vote on a proposed change in a fundamental policy of the Portfolio or any other matter pertaining to the Portfolio (other than continuation of the business of the Portfolio after withdrawal of another investor), the Fund will solicit proxies from its shareholders and vote its interest in the Portfolio for and against such matters proportionately to the instructions to vote for and against such matters received from the Fund's shareholders. The Fund will vote shares for which it receives no voting instructions in the same proportion as the shares for which it receives voting instructions. There can be no assurance that any matter receiving a majority of votes cast by the Fund's shareholders will receive a majority of votes cast by all Portfolio investors. If other investors hold a majority interest in the Portfolio, they could have voting control over the Portfolio.

     In the event that the Portfolio's fundamental policies were changed so as to be inconsistent with those of the Fund, the Board of the Fund would consider what action might be taken, including changes to the Fund's fundamental policies, withdrawal of the Fund's assets from the Portfolio and investment of such assets in another pooled investment entity, or the retention of another investment adviser. Any of these actions would require the approval of the Fund's shareholders. The Fund's inability to find a substitute master fund or comparable investment management could have a significant impact upon its shareholders' investments. Any withdrawal of the Fund's assets could result in a distribution in kind of Senior Loans (as opposed to a cash distribution) to the Fund. Should such a distribution occur, the Fund would incur brokerage fees or other transaction costs in converting such Senior Loans to cash. In addition, a distribution in kind could result in a less diversified portfolio of the Fund and could affect the liquidity of the Fund.

     The Portfolio may permit other investment companies and/or other institutional investors to invest, but members of the general public may not invest directly in the Portfolio. Other investors in the Portfolio are not required to sell their shares at the same public offering price as the Fund and could incur different administrative fees, expenses, and sales commissions than the Fund. Therefore, Fund shareholders might have different investment returns than shareholders in another investment company that invests exclusively in the Portfolio. Investment by such other investors in the Portfolio would provide funds for the purchase of additional Senior Loans and would tend to reduce the Portfolio's operating expenses as a percentage of its net assets. Conversely, large-scale redemptions by any such other investors in the Portfolio could result in untimely liquidations of the Portfolio's Senior Loans, loss of investment flexibility, and increases in the operating expenses of the Portfolio as a percentage of its net assets. As a result, the Portfolio's security holdings may become less diverse, resulting in increased risk.


     Information regarding any other investors in the Portfolio may be obtained by writing to Highland Capital Management L.P., 13455 Noel Road, Suite 1300, Dallas, Texas 75240, or by calling (877) 665-1287. Highland may provide administrative or other services to one or more such investors.


                              SHAREHOLDER REPORTS

     The Fund issues reports to its shareholders annually and semi-annually that include financial information.

                              FINANCIAL STATEMENTS


     Copies of the Fund's Annual and Semi-annual Reports to shareholders are available, upon request, by calling the Fund at (877) 665-1287, visiting the Fund's web site (http://www.highlandfunds.com) or writing to the Fund c/o PFPC Inc., P.O. Box 9840, Providence, RI 02940.

                              TABLE OF CONTENTS OF
                      STATEMENT OF ADDITIONAL INFORMATION


                                                              PAGE
                                                              ----
The Fund....................................................    2
Investment Policies.........................................    2
Portfolio Investments and Strategies........................    3
Investment Restrictions.....................................   10
Repurchase Offer Fundamental Policy.........................   12
Management..................................................   12
Financial Statements........................................   18
Control Persons and Principal Shareholders..................   19
Investment Advisory Services................................   19
Information Regarding Portfolio Managers....................   21
Administrator/Sub-Administrator.............................   23
Accounting Services Agent...................................   24
Distributor.................................................   25
Transfer Agent..............................................   27
Custodian...................................................   27
Independent Registered Public Accounting Firm...............   28
Programs for Reducing or Eliminating Sales Charges..........   28
Portfolio Transactions......................................   30
Additional Income Tax Considerations........................   31
Appendix -- Ratings Categories..............................   33

(HIGHLAND FUNDS LOGO)


Highland Funds
c/o PFPC
101 Sabin Street
Pawtucket, RI 02860



                              www.highlandfunds.com



                                                                2006-FRF-PROSABC
seeking higher income

                                                   with lower interest rate risk


                                    (photo)

                          highland floating rate fund

                  managed by highland capital management, l.p.

                                   prospectus

                                 class z shares

                                january 1, 2006

                          HIGHLAND FLOATING RATE FUND


PROSPECTUS, JANUARY 1, 2006


                                 CLASS Z SHARES


                  MANAGED BY HIGHLAND CAPITAL MANAGEMENT, L.P.


                         ("HIGHLAND" OR THE "ADVISER")


                               TABLE OF CONTENTS


Prospectus Summary..........................................    1
Fund Expenses...............................................    5
Financial Highlights........................................    6
The Fund....................................................    7
Use of Proceeds.............................................    7
Investment Objective and Policies...........................    7
How the Portfolio Invests...................................    8
Principal Risks.............................................   13
Other Investment Practices..................................   18
Management..................................................   22
How to Buy Shares...........................................   23
Eligible Investors..........................................   25
Multiple Share Classes......................................   25
Periodic Repurchase Offers..................................   25
Net Asset Value.............................................   27
Distributions and Income Taxes..............................   27
Organization and Description of Shares......................   29
Master Fund/Feeder Fund: Structure and Risk Factors.........   30
Shareholder Reports.........................................   31
Financial Statements........................................   31
Statement of Additional Information, Table of Contents......   32



     This Prospectus sets forth concisely the information that a prospective investor should know before investing in Class Z shares of Highland Floating Rate Fund (the "Fund"). Please read and retain this Prospectus for future reference. A Statement of Additional Information ("SAI") regarding the Fund dated January 1, 2006, has been filed with the Securities and Exchange Commission (the "SEC"), and can be obtained without charge by calling (877) 665-1287. A table of contents to the SAI is located on the last page of this Prospectus. This Prospectus incorporates by reference the entire SAI (together with any supplement to it). The SAI and other related materials are available at the SEC's web site (http://www.sec.gov). The SAI is also available, upon request, by calling the Fund at (877) 665-1287, visiting the Fund's web site (http://www.highlandfunds.com) or writing to the Fund c/o PFPC Inc., P.O. Box 9840, Providence, RI 02940.


     Only eligible investors may purchase Class Z shares. See "Eligible Investors" for more information. Although these securities have been registered with the SEC, the SEC has not approved or disapproved any shares offered in this Prospectus or determined whether this Prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

                                                                Not FDIC Insured
                                                                  May Lose Value
                                                               No Bank Guarantee

                                 PRIVACY POLICY

     We recognize and respect your privacy expectations, whether you are a visitor to our web site, a potential shareholder, a current shareholder or even a former shareholder.

     Collection of Information. We may collect nonpublic personal information about you from the following sources:

     - Account applications and other forms, which may include your name, address and social security number, written and electronic correspondence and telephone contacts;

     - Web site information, including any information captured through our use of "cookies"; and

     - Account history, including information about the transactions and balances in your accounts with us or our affiliates.

     Disclosure of Information. We may share the information we collect (described above) with our affiliates. We may also disclose this information as otherwise permitted by law. We do not sell your personal information to third parties for their independent use.

     Confidentiality and Security of Information. We restrict access to nonpublic personal information about you to our employees and agents who need to know such information to provide products or services to you. We maintain physical, electronic and procedural safeguards that comply with federal standards to guard your nonpublic personal information, although you should be aware that data protection cannot be guaranteed.

                             ---------------------

     YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN OR INCORPORATED BY REFERENCE INTO THIS PROSPECTUS. THE FUND HAS NOT AUTHORIZED ANY OTHER PERSON TO PROVIDE YOU WITH DIFFERENT INFORMATION. IF ANYONE PROVIDES YOU WITH DIFFERENT OR INCONSISTENT INFORMATION, YOU SHOULD NOT RELY ON IT. THE FUND IS NOT MAKING AN OFFER TO SELL THESE SECURITIES IN ANY JURISDICTION WHERE THE OFFER OR SALE IS NOT PERMITTED.

                             ---------------------

                               PROSPECTUS SUMMARY

     This is only a summary. You should review the more detailed information contained in this Prospectus and in the SAI. An investment in the Fund may not be appropriate for all investors and is not intended to be a complete investment program.


     The Fund. This prospectus applies to the offering of Class Z shares of Highland Floating Rate Fund. The Fund is a continuously offered, non-diversified, closed-end management investment company, organized as a Massachusetts business trust. The Fund invests all of its net investable assets in Highland Floating Rate Limited Liability Company (the "Portfolio") under a master/feeder structure. The Portfolio is a non-diversified, closed-end management investment company, organized as a Delaware limited liability company, which has the same investment objective and substantially the same investment policies as the Fund. The Fund is authorized to issue an unlimited number of common shares and, as of January 1, 2006, has registered 45,000,000 Class Z shares. The Fund does not plan to register additional shares at this time.


     The Fund intends to offer its shares continuously through the Distributor, as principal underwriter, and through financial advisors at a price equal to the next determined net asset value ("NAV") per share. Only eligible investors may purchase Class Z shares. See "Eligible Investors" below for more information. The Fund reserves the right to change the investment minimums and to refuse a purchase order for any reason.

     The Fund does not intend to list its shares on any national securities exchange. SHARES OF THE FUND HAVE NO HISTORY OF PUBLIC TRADING AND THERE IS NOT EXPECTED TO BE ANY SECONDARY TRADING MARKET IN THE SHARES. An investment in the shares should be considered illiquid. (See "Principal Risks")

     SHARES OF THE FUND ARE NOT DEPOSITS OR OBLIGATIONS OF, OR GUARANTEED OR ENDORSED BY, ANY BANK OR OTHER INSURED DEPOSITORY INSTITUTION, AND ARE NOT FEDERALLY INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION, THE FEDERAL RESERVE BOARD OR ANY OTHER GOVERNMENT AGENCY.

     INVESTMENT IN THE FUND INVOLVES CERTAIN RISKS, INCLUDING THE POSSIBLE LOSS OF SOME OR ALL OF THE PRINCIPAL AMOUNT INVESTED AND RISKS ASSOCIATED WITH SECURITIES RATED BELOW INVESTMENT GRADE (OFTEN REFERRED TO AS "JUNK" DEBT). (SEE "PRINCIPAL RISKS")

     Investment Objective. The Fund and the Portfolio's investment objective is to provide a high level of current income, consistent with preservation of capital. There can be no assurance that the Portfolio or the Fund will achieve its investment objective.


     Investment Policies. The Portfolio seeks to achieve the objective by investing, under normal market conditions, at least 80% of its net assets (plus any borrowings for investment purposes) in a portfolio of interests in adjustable rate senior loans of domestic or foreign borrowers, the interest rates of which float or vary periodically based upon a benchmark indicator of prevailing interest rates ("Senior Loans"), to corporations, partnerships and other entities ("Borrowers") that operate in a variety of industries and geographic regions (including domestic and foreign entities). Senior Loans are business loans that have a right to payment senior to most other debts of the Borrower. Senior Loans generally are arranged through private negotiations between a Borrower and several financial institutions (the "Lenders") represented in each case by one or more such Lenders acting as agent (the "Agent") of the several Lenders. On behalf of the Lenders, the Agent is primarily responsible for negotiating the loan agreement ("Loan Agreement") that establishes the relative terms and conditions of the Senior Loan and rights of the Borrower and the Lenders. Senior Loans in which the Fund will purchase interests generally pay interest at rates that are periodically redetermined by reference to a base lending rate plus a premium. The Fund may invest in participations ("Participations") in Senior Loans, may purchase assignments ("Assignments") of portions of Senior Loans from third parties, and may act as one of the group of Lenders originating a Senior Loan ("Primary Lender").


     Senior Loans often are secured by specific assets of the Borrower, although the Fund may invest up to 20% of its total assets in Senior Loans that are not secured by any collateral. The Fund may invest all or substantially all of its assets in Senior Loans that are rated below investment grade, or in comparable unrated securities. These securities are commonly referred to as high-yield, high-risk debt or "junk" debt.

     The Fund's policy of acquiring interests in floating or variable rate Senior Loans is to minimize the fluctuations in the Fund's NAV as a result of changes in interest rates. However, the Fund is not a money market fund, and its NAV will fluctuate.


     In addition, during normal market conditions, the Portfolio may invest up to 20% (in the aggregate) of its total assets (including assets maintained by the Portfolio as a reserve against any additional loan commitments) in (i) high quality, short-term debt securities with remaining maturities of one year or less; (ii) warrants, equity securities and, in limited circumstances, junior debt securities acquired in connection with the Portfolio's investments in Senior Loans; (iii) Senior Loans of foreign Borrowers that are foreign currency denominated (payments of interest and repayments of principal pursuant to such Senior Loans may be made in foreign currency); and (iv) Senior Loans, the interest rates of which are fixed and do not float or vary periodically based upon a benchmark indicator of prevailing interest rates.


     Any amount less than 25% of total assets of the Fund or Portfolio (taken at market value at the time of purchase) may be invested in Senior Loans to Borrowers and securities of other issuers in any one industry. However, the Fund or Portfolio may invest more than 25% of its total assets in securities the issuer of which is deemed to be in the financial services industry, which includes commercial banks, thrift institutions, insurance companies and finance companies. The Fund and the Portfolio invest at these levels because they regard the issuers of Senior Loans in which the Fund or Portfolio may invest to include the Borrower, as well as any Agent that administers the Senior Loans. The Fund may not, however, invest more than 25% of its total assets in Senior Loans to Borrowers in the financial services industry and securities of other issuers in the financial services industry. Accordingly, the Fund or Portfolio may be more at risk to any single economic, political, or regulatory occurrence affecting such industries.

     Principal Risks. You should consider the following risk considerations before investing in the Fund. As described below, these risks could cause you to lose money as a result of investing in the Fund. See "Principal Risks" for more detailed information.

     Non-Payment. Senior Loans, like other corporate debt obligations, are subject to the risk of non-payment of scheduled interest or principal. Non-payment would result in a reduction of income to the Fund, a reduction in the value of the Senior Loan experiencing non-payment, and a potential decrease in the NAV of the Fund.

     Below Investment Grade Securities. The Portfolio may invest all or substantially all of its assets in Senior Loans or other securities that are rated below investment grade or where Borrowers have outstanding debt rated below investment grade, or in comparable unrated securities. Securities rated below investment grade are commonly referred to as high-yield debt or "junk" debt. They are regarded as predominantly speculative with respect to the issuing company's continuing ability to meet principal and interest payments. Investments in high-yield Senior Loans may result in greater NAV fluctuation than if the Fund did not make such investments.


     Interest Rate. The Fund's NAV will usually change in response to interest rate fluctuations. When interest rates decline, the value of fixed-rate securities already held by the Fund can be expected to rise. Conversely, when interest rates rise, the value of existing fixed-rate portfolio securities can be expected to decline. Because market interest rates are currently near their lowest levels in many years, there is a greater than normal risk that the Fund's portfolio will decline in value due to rising interest rates. However, the Fund will primarily invest in floating rate obligations, including Senior Loans, the rate on which periodically adjusts with changes in interest rates. Consequently, the Fund's exposure to fluctuations in interest rates will generally be limited until the time that the interest rate on the Senior Loans in its portfolio are reset.



     Senior Loans. The risks associated with Senior Loans are similar to the risks of "junk" debt, although Senior Loans are typically senior and secured in contrast to other below investment grade securities, which are often subordinated and unsecured. Senior Loans' higher standing in an issuer's capital structure has historically resulted in generally higher recoveries in the event of a corporate reorganization or other restructuring. Senior Loans and other debt securities are also subject to the risk of price declines and to increases in prevailing interest rates, although, because their interest rates are adjusted for changes in short-term interest rates, Senior Loans generally have less interest rate risk than other high yield investments, which are typically fixed rate. The Fund's investments in Senior Loans are typically below investment grade and are considered speculative because of the credit risk of their issuers.

     Restrictions on Resale. Senior Loans may not be readily marketable and may be subject to restrictions on resale. As a result, the ability of the Portfolio to dispose of its investments in a timely fashion and at a fair price may be restricted.

     Ongoing Monitoring. On behalf of the several Lenders, the Agent generally will be required to administer and manage the Senior Loans and, with respect to collateralized Senior Loans, to service or monitor the collateral.

     Repurchase Offers. The Fund, as a fundamental policy, will make quarterly repurchases for 5% to 25% of shares outstanding at NAV. (See "Periodic Repurchase Offers" below for more information.) However, the Fund's shares are less liquid than shares of funds that trade on a stock exchange. Under limited circumstances, and only pursuant to specified regulatory requirements, the Fund may suspend or postpone a quarterly repurchase offer. There is no guarantee that shareholders will be able to sell all of their shares that they desire to sell in a quarterly repurchase offer.

     Closed-End Funds. The Fund is a closed-end investment company designed primarily for long-term investors and not as a trading vehicle. The Fund does not intend to list its shares for trading on any national securities exchange. There is not expected to be any secondary trading market in the shares, and the shares should be considered illiquid. The shares are, therefore, not readily marketable. The shares of closed-end investment companies often trade at a discount from their NAVs and, in the unlikely event that a secondary market for the shares were to develop, Fund shares likewise may trade at a discount from NAV.

     Legislation; Restrictions. To the extent that legislation or state or federal regulators impose additional requirements or restrictions with respect to the ability of financial institutions to make loans in connection with highly leveraged transactions, the availability of Senior Loan interests for investment by the Portfolio may be adversely affected.

     Financial Services Industry Concentration. The financial services industries are subject to extensive government regulation which can limit both the amounts and types of loans and other financial commitments that financial services companies can make, and the interest rates and fees they can charge. Profitability is largely dependent on the availability and cost of capital funds, and can fluctuate significantly when interest rates change. Credit losses resulting from financial difficulties of Borrowers can negatively affect the financial services industries. The financial services industries are currently undergoing relatively rapid change as existing distinctions between financial service segments become less clear.


     Investments in Non-U.S. Issuers. Investment in non-U.S. issuers may involve special risks compared to investing in securities of U.S. issuers. These risks are more pronounced to the extent that the Fund invests a significant portion of its non-U.S. investments in one region or in the securities of emerging market issuers. These risks may include that non-U.S. issuers may be subject to less rigorous disclosure, accounting standards and regulatory requirements; smaller, less liquid and more volatile markets where the Adviser may not be able to sell the Fund's investments at times, in amounts and at prices it considers reasonable; the economies of non-U.S. issuers may grow at slower rates than expected; and withholdings and other non-U.S. taxes may decrease the Fund's return.


     Investments in Equity Securities. To the extent that the Portfolio invests in equity securities, the value of its portfolio will be affected by changes in the stock markets. The stock market can be volatile and stock prices can fluctuate drastically from day-to-day. This market risk will affect the Fund's NAV, which will fluctuate as the value of the securities held by the Portfolio changes.

     Prepayment. Borrowers may pay back principal before the scheduled due date. Borrowers may find it advantageous to prepay principal due to a decline in interest rates or an excess in cash flow. Such prepayments may require the Portfolio to replace a Senior Loan with a lower-yielding security. This may adversely affect the distributions on the Fund's shares.

     Limited Information. The types of Senior Loans in which the Portfolio will invest historically have not been rated by a nationally recognized statistical rating organization, have not been registered with the SEC or any state securities commission, and have not been listed on any national securities exchange. Although the Portfolio will generally have access to financial and other information made available to the Lenders in connection with Senior Loans, the amount of public information available with respect to Senior Loans will generally be less extensive than that available for rated, registered or exchange listed securities. As a result, the Portfolio is more dependent on the analytical ability of Highland.

     Non-Diversification. The Portfolio is not subject to the general limitations under the Investment Company Act of 1940, as amended (the "1940 Act") that, for 75% of its total assets, it not invest more than 5% of its total assets in the securities of a single issuer. The Portfolio does not intend to invest more than 5% of the value of its assets in Senior Loans of a single Borrower. To the extent the Portfolio invests a relatively high percentage of its assets in obligations of a limited number of issuers, it will be more susceptible than a more widely diversified investment company to the consequences of any single corporate, economic, political or regulatory occurrence.

     Other Practices. The Portfolio may use various other investment practices that involve special considerations, including entering into when-issued and delayed-delivery transactions, engaging in interest rate and other hedging transactions, lending its portfolio securities and entering into repurchase and reverse repurchase agreements. For further discussion of these practices and associated special considerations, see "Other Investment Practices."


     Affiliation Risk. Due to Highland's affiliation with Heritage Bank, the Fund may be unable to purchase certain Senior Loans in which Heritage Bank participates (as Agent or Lender or buyer or seller in the secondary market), because of regulatory restrictions. Highland does not believe that this will have a material effect on the Fund's ability to acquire Senior Loans consistent with its investment policies.



     Currency Risk. A portion of the Fund's assets may be quoted or denominated in non-U.S. currencies. These securities may be adversely affected by fluctuations in relative currency exchange rates and by exchange control regulations. The Fund's investment performance may be negatively affected by a devaluation of a currency in which the Fund's investments are quoted or denominated. Further, the Fund's investment performance may be significantly affected, either positively or negatively, by currency exchange rates because the U.S. dollar value of securities quoted or denominated in another currency will increase or decrease in response to changes in the value of such currency in relation to the U.S. dollar.


     Classes of Shares. The Fund also offers three additional classes of shares -- Class A, B and C shares are available through a separate prospectus. Each share class has its own sales charge and expense structure. Each class has distinct advantages and disadvantages for different investors. Determining which share class is best for you depends on the dollar amount you are investing and the number of years for which you are willing to invest. Based on your personal situation, your financial advisor can help you decide which class of shares makes the most sense for you. In general, anyone who is eligible to purchase Class Z shares, which do not incur Rule 12b-1 fees or sales charges, should do so in preference over other classes.

     The Fund has received exemptive relief from the SEC with respect to the Fund's distribution fee arrangements, CDSCs and multi-class structure. As a condition of such relief, the Fund will be required to comply with regulations that would not otherwise be applicable to the Fund.

     Periodic Repurchase Offers. The Fund has adopted a fundamental policy to offer each calendar quarter to repurchase a specified percentage (between 5% and 25%) of the shares then outstanding at NAV ('Repurchase Offers"). Such repurchase offers are each referred to as a Repurchase Offer. Repurchase Offers are scheduled to occur on or about the 15th day (or the next business day if the 15th is not a business day) in the months of February, May, August, and November. It is anticipated that normally the date on which the repurchase price of shares will be determined (the "Repurchase Pricing Date") will be the same date as the deadline for shareholders to provide their repurchase requests to the Distributor (the "Repurchase Request Deadline"), and if so, the Repurchase Request Deadline will be set for a time no later than the close of regular trading on the New York Stock Exchange (the "NYSE") on such date. The Repurchase Pricing Date will occur no later than the 14th day after the Repurchase Request Deadline, or the next business day if the 14th day is not a business day. Repurchase proceeds will be paid to shareholders no later than seven days after the Repurchase Pricing Date. The end of the seven days is referred to as the "Repurchase Payment Deadline." (See "Periodic Repurchase Offers")

     Distributions. Income dividends are normally declared each business day and paid monthly. Capital gains, if any, are distributed at least annually, usually in December. Income dividends and capital gains distributions may be received in cash or reinvested in additional full and fractional shares of the Fund.

     Minimum Investment. The minimum initial investment is $2,500 ($25 for individual retirement accounts) and the minimum subsequent investment is $50. The Fund reserves the right to change the investment minimums and to refuse a purchase order for any reason.


                                 FUND EXPENSES

     The following tables are intended to assist investors in understanding the various costs and expenses directly or indirectly associated with investing in the Fund.


ANNUAL EXPENSES (AS A PERCENTAGE OF AVERAGE NET ASSETS)
Management Fees(1)(2).......................................   0.65%
Distribution and Service Fees...............................   0.00%
Interest Payments and Commitment Fees on Borrowed Funds.....   0.05%
Other Expenses..............................................   0.23%
Total Annual Expenses(2)....................................   0.93%


---------------


(1) Management fees include both management fees and administration fees charged to the Fund. Highland receives monthly management fees, computed and accrued daily, at the annual rate of 0.45% of the Average Daily Net Assets of the Fund for the first one billion U.S. dollars (US$1,000,000,000), 0.40% of the Average Daily Net Assets of the Fund for the next one billion U.S. dollars (US$1,000,000,000) and 0.35% of the Average Daily Net Assets of the Fund that exceed two billion U.S. dollars (US$2,000,000,000). Highland also receives administration fees from the Fund of 0.20% of the Average Daily Net Assets of the Fund.



(2) Highland has voluntarily agreed to waive management fees and to reimburse the Fund for certain expenses (exclusive of distribution and service fees, brokerage commissions, commitment fees, interest, taxes and extraordinary expenses, if any) so that total annual expenses will not exceed 0.80%. As a result, the actual other expenses would be 0.15% and total annual expenses would be 0.85%. This arrangement may be modified or terminated by Highland at any time. Any such reimbursement will lower the overall expense ratio and increase its overall return to investors.


     Expense Example. This Example helps you compare the cost of investing in the Fund to the cost of investing in other investment companies. The Example assumes that (i) you invest $1,000 in the Fund, (ii) your investment has a 5% return each year, (iii) operating expenses remain the same, and (iv) all income dividends and capital gains distributions are reinvested in additional shares. The Example should not be considered a representation of future expenses. Your actual costs may be higher or lower.


1 YEAR  3 YEARS   5 YEARS   10 YEARS
------  -------   -------   --------
 $9       $30       $51       $114

                              FINANCIAL HIGHLIGHTS


     The financial highlights table is intended to help you understand the Fund's financial performance for Class Z shares. The Fund's fiscal year runs from September 1 to August 31, unless otherwise indicated. Certain information reflects financial results for a single Class Z share. This information has been derived from the Fund's financial statements which have been audited by PricewaterhouseCoopers LLP, independent registered public accounting firm, whose report, along with this information appears in the Fund's annual report. To request the Fund's annual report, please call (877) 665-1287.



                                                     YEAR ENDED AUGUST 31,
                                    -------------------------------------------------------
CLASS Z SHARES                        2005       2004        2003        2002        2001
--------------                      --------   --------     -------     -------     -------
Net Asset Value, Beginning of
  Period..........................  $   9.80   $   9.29     $  8.83     $  9.62     $ 10.00
INCOME FROM INVESTMENT OPERATIONS:
  Net investment income(a)........      0.53       0.40        0.50        0.57(b)     0.84
  Net realized and unrealized gain
     (loss) allocated from
     Portfolio(a).................      0.06       0.52        0.47       (0.78)(b)   (0.37)
Total from Investment
  Operations......................      0.59       0.92        0.97       (0.21)       0.47
LESS DISTRIBUTIONS DECLARED TO
  SHAREHOLDERS:
  From net investment income......     (0.52)     (0.41)      (0.51)      (0.58)      (0.85)
  From net realized gains.........        --         --          --          --(c)       --(c)
Total Distributions Declared to
  Shareholders....................     (0.52)     (0.41)      (0.51)      (0.58)      (0.85)
NET ASSET VALUE, END OF PERIOD....  $   9.87   $   9.80     $  9.29     $  8.83     $  9.62
Total return(d)(e)................      6.20%     10.03%      11.42%(f)   (2.33)%      4.89%
RATIOS TO AVERAGE NET ASSETS:
  Net operating expenses..........      0.80%      0.80%       0.80%       0.80%       0.80%
  Interest expense & facility
     expense allocated from
     Portfolio....................      0.05%        --%(g)      --%(g)    0.03%         --%
  Net expenses....................      0.85%      0.80%       0.80%       0.83%       0.80%
  Net investment income...........      5.40%      4.12%       5.53%       6.18%(b)    8.63%
  Waiver/reimbursement............      0.08%      0.17%       0.28%       0.28%       0.18%
Net assets, end of period
  (000's).........................  $192,482   $139,577     $31,055     $13,236     $11,662


---------------


(a)Per share data was calculated using average shares outstanding during the period.



(b)Effective September 1, 2001, the Fund adopted the provisions of the AICPA Audit and Accounting Guide for Investment Companies and began amortizing and accreting premium and discount on all debt securities. The effect of this change for the year ended August 31, 2002 to the net investment income and net realized and unrealized loss per share was less than $0.01, and an increase to the ratio of net investment income to average net assets from 6.17% to 6.18%. Per share data and ratios for periods prior to August 31, 2002 have not been restated to reflect this change in presentation.



(c)Rounds to less than $0.01.



(d)Had the Portfolio's investment adviser not waived or reimbursed a portion of expenses, total return would have been reduced.



(e)Total return at net asset value assuming all distributions are reinvested.



(f)Total return includes a voluntary reimbursement by the Portfolio's investment adviser for a realized investment loss on an investment not meeting the Portfolio's investment restrictions. This reimbursement had an impact of less than 0.01% on the Fund's Class Z shares return.



(g)Rounds to less than 0.01%.

                                    THE FUND


     The Fund is a non-diversified, closed-end management investment company organized as a Massachusetts business trust on August 13, 1998. The Fund is engaged in a continuous public offering of its shares at the next determined NAV per share. The Fund's principal office is located at 13455 Noel Road, Suite 1300, Dallas, Texas 75240, and its telephone number is (877) 665-1287.


                                USE OF PROCEEDS

     The net proceeds from the sale of the shares offered hereby will be invested typically within 30 days after receipt, in accordance with the Fund's investment objective and policies. The Fund's actual investment timetable will depend on the availability of Senior Loans and other market conditions. Pending investment by the Portfolio, the proceeds may be invested in high quality, short-term securities, and to the extent there is a significant amount of proceeds so invested, the Portfolio may not achieve its objective during this time.

                       INVESTMENT OBJECTIVE AND POLICIES


     Investment Objective. The Fund's investment objective is to provide a high level of current income, consistent with preservation of capital. The Fund's investment objective is a non-fundamental policy, which means that the Board of Trustees of the Fund (the "Board") can change it without shareholder approval. Rather than invest in securities directly, the Fund seeks to achieve its investment objective by using a "master fund/feeder fund" structure. Under that structure, the Fund and other investment companies with the same investment objective invest their assets in another investment company having the same investment objective and substantially the same investment policies as the Fund. The purpose of such an arrangement is to achieve greater operational efficiencies and reduce costs. The Fund's investment experience will correspond directly to the investment experience of the Portfolio.


     Although the Portfolio's NAV per share will vary, the Portfolio's policy of acquiring interests in floating or variable rate Senior Loans is expected to minimize the fluctuations in the Fund's NAV per share as a result of changes in interest rates. The Fund's NAV may be affected by various factors, including changes in the credit quality of Borrowers with respect to Senior Loan interests in which the Portfolio invests.

     An investment in the Fund may not be appropriate for all investors and is not intended to be a complete investment program. No assurance can be given that the Portfolio or the Fund will achieve its investment objective.


     Policies. The Portfolio seeks to achieve its objective by investing, under normal market conditions, at least 80% of its net assets (plus any borrowings for investment purposes) (either as a Primary Lender or as a purchaser of an Assignment or Participation) in interests in Senior Loans of domestic or foreign Borrowers that operate in a variety of industries and geographic regions. Although most Senior Loans are collateralized, the Portfolio may invest up to 20% of its total assets (valued at time of investment) in Senior Loans that are not secured by any collateral.


     The Fund may invest more than 25% of its total assets in securities the issuer of which is deemed to be in the financial services industry. (See "Fundamental Restrictions and Policies").


     In addition, during normal market conditions, the Portfolio may invest up to 20% of its total assets (including assets maintained by the Portfolio as a reserve against any additional loan commitments) in (i) high quality, short-term debt securities with remaining maturities of one year or less; (ii) warrants, equity securities and, in limited circumstances, junior debt securities acquired in connection with the Portfolio's investments in Senior Loans; (iii) Senior Loans of foreign Borrowers that are foreign currency denominated (payments of interest and repayments of principal pursuant to such Senior Loans may be made in foreign currency); and (iv) Senior Loans, the interest rates of which are fixed and do not float or vary periodically based upon a benchmark indicator of prevailing interest rates. Such high quality, short-term securities may include commercial paper rated at least BBB, A-3 or higher by Standard & Poor's Ratings Group ("S&P") or Baa, P-3 or higher by Moody's Investors Service, Inc. ("Moody's") (or if unrated, determined by the Adviser to be of comparable quality), interests in short-term loans and short-term loan participations of Borrowers having short-term debt obligations rated or a short-term credit rating at least in such rating categories (or having no such rating, but determined by the Adviser to be of comparable quality), certificates of deposit ("CDs") and bankers' acceptances and securities issued or guaranteed by the U.S. government, its agencies or instrumentalities. Such high quality, short-term securities may pay interest at rates that are periodically redetermined or may pay interest at fixed rates.

                           HOW THE PORTFOLIO INVESTS

     Senior Loans. Senior Loans generally are arranged through private negotiations between a Borrower and Lenders represented in each case by one or more Agents of the several Lenders. On behalf of the several Lenders, the Agent, which is frequently a commercial bank or other entity that originates the Senior Loan and the person that invites other parties to join the lending syndicate, will be primarily responsible for negotiating the Loan Agreement that establishes the relative terms, conditions and rights of the Borrower and the several Lenders. In larger transactions it is common to have several Agents; however, generally only one such Agent has primary responsibility for documentation and administration of a Senior Loan.

     In a typical Senior Loan, the Agent administers the terms of the Loan Agreement and is responsible for the collection of principal and interest and fee payments from the Borrower and the apportionment of those payments to the credit of all Lenders that are parties to the Loan Agreement. The Portfolio generally will rely on the Agent to collect its portion of the payments on a Senior Loan. Furthermore, the Portfolio will rely on the Agent to use appropriate creditor remedies against the Borrower. Typically, under a Loan Agreement, the Agent is given broad discretion in monitoring the Borrower's performance under the Loan Agreement and is obligated to use only the same care it would use in the management of its own property. Upon an event of default, the Agent typically will act to enforce the Loan Agreement after instruction from Lenders holding a majority of the Senior Loan. The Borrower compensates the Agent for the Agent's services. This compensation may include special fees paid on structuring and funding the Senior Loan and other fees paid on a continuing basis. The typical practice of an Agent in relying exclusively or primarily on reports from the Borrower may involve a risk of fraud by the Borrower.

     It is anticipated that the proceeds of the Senior Loans in which the Portfolio will acquire interests primarily will be used to finance leveraged buyouts, recapitalizations, mergers, acquisitions, stock repurchases, and, to a lesser extent, to finance internal growth and for other corporate purposes of Borrowers. Senior Loans have the most senior position in a Borrower's capital structure, although some Senior Loans may hold an equal ranking with other senior securities and certain other obligations of the Borrower. The capital structure of a Borrower may include Senior Loans, senior and junior subordinated debt (which may include "junk" debt), preferred stock and common stock issued by the Borrower, typically in descending order of seniority with respect to claims on the Borrower's assets. Senior and junior subordinated debt is collectively referred to in this Prospectus as "junior debt securities." Senior Loans generally are secured by specific collateral.

     To the extent that the Portfolio invests a portion of its assets in Senior Loans that are not secured by specific collateral, the Portfolio will not enjoy the benefits associated with collateralization with respect to such Senior Loans, and such Senior Loans may pose a greater risk of nonpayment of interest or loss of principal than do collateralized Senior Loans. As discussed below, the Portfolio may also acquire warrants, equity securities and junior debt securities issued by the Borrower or its affiliates as part of a package of investments in the Borrower or its affiliates. Warrants, equity securities and junior debt securities will not be treated as Senior Loans and thus assets invested in such securities will not count toward the 80% of the Portfolio's net assets (plus any borrowings for investment purposes) that normally will be invested in Senior Loans. The Portfolio may acquire interests in warrants, other equity securities or junior debt securities through a negotiated restructuring of a Senior Loan or in a bankruptcy proceeding of the Borrower.

     In order to borrow money pursuant to a collateralized Senior Loan, a Borrower will typically, for the term of the Senior Loan, pledge as collateral assets, including but not limited to, accounts receivable, inventory, buildings, other real estate, trademarks, franchises and common and preferred stock in its subsidiaries. In addition, in the case of some Senior Loans, there may be additional collateral pledged in the form of guarantees by and/or securities of affiliates of the Borrowers. In some instances, a collateralized Senior Loan may be secured only by stock in the Borrower or its subsidiaries. Collateral may consist of assets that are not readily liquidated, and there is no assurance that the liquidation of such assets would satisfy fully a Borrower's obligations under a Senior Loan. Similarly, in the event of bankruptcy proceedings involving the Borrower, the Lenders may be delayed or prevented from liquidating collateral or may choose not to do so as part of their participation in a plan of reorganization of the Borrower.

     Loan Agreements may also include various restrictive covenants designed to limit the activities of the Borrower in an effort to protect the right of the Lenders to receive timely payments of interest on and repayment of principal of the Senior Loans. Restrictive covenants may include mandatory prepayment provisions related to excess cash flows and typically include restrictions on dividend payments, specific mandatory minimum financial ratios, limits on total debt and other financial tests. Breach of such a covenant, if not waived by the Lenders, is generally an event of default under the applicable Loan Agreement and may give the Lenders the right to accelerate principal and interest payments. The Adviser will consider the terms of restrictive covenants in deciding whether to invest in Senior Loans for the Portfolio's investment portfolio. When the Portfolio holds a Participation in a Senior Loan, it may not have the right to vote to waive enforcement of a restrictive covenant breached by a Borrower. Lenders voting in connection with a potential waiver of a restrictive covenant may have interests different from those of the Portfolio, and such Lenders will not consider the interests of the Portfolio in connection with their votes.


     Senior Loans in which the Fund will invest generally pay interest at rates that are periodically redetermined by reference to a base lending rate plus a premium, although the Fund may invest up to 20% of its total assets in fixed rate Senior Loans. These base lending rates generally are the prime or base lending rate ("Prime Rate") offered by one or more major U.S. banks or other standard lending rates used by commercial lenders, such as the London InterBank Offered Rate ("LIBOR") or the CD rate. LIBOR, as provided for in Loan Agreements, is an average of the interest rates quoted by several designated banks as the rates at which such banks would offer to pay interest to major financial institution depositors in the London interbank market on U.S. dollar denominated deposits for a specified period of time. The CD rate, as generally provided for in Loan Agreements, is the average rate paid on large certificates of deposit traded in the secondary market. Senior Loans traditionally have been structured so that Borrowers pay higher premiums when they elect LIBOR, in order to permit Lenders to obtain generally consistent yields on Senior Loans, regardless of whether Borrowers select the LIBOR option or the Prime Rate option. In recent years, however, the differential between the lower LIBOR base rates and the higher Prime Rate base rates prevailing in the commercial bank markets has widened to the point where the higher margins paid by Borrowers for LIBOR pricing options do not currently outweigh the differential between the Prime Rate and the LIBOR rate. Consequently, Borrowers have increasingly selected the LIBOR-based pricing option, resulting in a yield on Senior Loans that is consistently lower than the yield available from the Prime Rate-based pricing option. This trend will significantly limit the ability of the Fund to achieve a net return to shareholders that consistently approximates the average published Prime Rate of leading U.S. banks.


PARTICIPATIONS, ASSIGNMENTS AND PRIMARY LENDER TRANSACTIONS.

     Participations. The Portfolio may invest in Participations in Senior Loans, may purchase Assignments of portions of Senior Loans from third parties and may act as one of the group of Primary Lenders.

     The Portfolio may invest up to 100% of its assets in Participations. The selling Lenders and other persons interpositioned between such Lenders and the Portfolio with respect to Participations will likely conduct their principal business activities in the banking, finance and financial services industries. Although, as discussed below, the Portfolio has taken measures that it believes significantly reduce its exposure to risks associated with Participations, the Portfolio may be more susceptible than an investment company that does not invest in Participations in Senior Loans to any single economic, political or regulatory occurrence affecting these industries. Persons engaged in these industries may be more susceptible than are persons engaged in some other industries to, among other things, fluctuations in interest rates, changes in the Federal Open Market Committee's monetary policy, governmental regulations concerning such industries and concerning capital raising activities generally and fluctuations in the financial markets generally.

     Participation by the Portfolio in a Lender's portion of a Senior Loan typically will result in the Portfolio having a contractual relationship only with such Lender, not with the Borrower. As a result, the Portfolio may have the right to receive payments of principal, interest and any fees to which it is entitled only from the Lender selling the Participation and only upon receipt by the Lender of payments from the Borrower. In connection with purchasing Participations, the Portfolio generally will have no right to enforce compliance by the Borrower with the terms of the Loan Agreement, nor any rights with respect to any funds acquired by other Lenders through set-off against the Borrower, and the Portfolio may not directly benefit from the collateral supporting the Senior Loan in which it has purchased the Participation. As a result, the Portfolio may assume the credit risk of both the Borrower and the

Lender selling the Participation. In the event of the insolvency of the Lender selling a Participation, the Portfolio may be treated as a general creditor of the Lender, and may not benefit from any set-off between the Lender and the Borrower. In an effort to minimize such risks, the Portfolio will only acquire Participations if the Lender selling the Participation, and any other institution interpositioned between the Portfolio and the Lender, (i) at the time of investment has outstanding debt or deposit obligations rated investment grade (BBB or A-3 or higher by S&P or Baa or P-3 or higher by Moody's) or, if unrated, determined by the Adviser to be of comparable quality and (ii) has entered into an agreement that provides for the holding of payments on the Senior Loan for the benefit of, or the prompt disbursement of payments to, the Portfolio. Long-term debt rated BBB by S&P is regarded by S&P as having adequate capacity to pay interest and repay principal, and debt rated Baa by Moody's is regarded by Moody's as a medium grade obligation (i.e., it is neither highly protected nor poorly secured). The Portfolio ordinarily will purchase a Participation only if, at the time of purchase, the Portfolio believes that the party from whom it is purchasing the Participation is retaining an interest in the underlying Senior Loan. In the event that the Portfolio does not so believe, it will only purchase a Participation if, in addition to the requirements set forth above, the party from whom the Portfolio is purchasing such Participation
(i) is a bank, a member of a national securities exchange or other entity designated in the 1940 Act as qualified to serve as a custodian for a registered investment company and (ii) has been approved as a custodian by the Board of the Portfolio.

     Assignments. The Portfolio may also purchase Assignments from Lenders. The purchaser of an Assignment typically succeeds to all the rights and obligations under the Loan Agreement of the assigning Lender and becomes a Lender under the Loan Agreement with the same rights and obligations as the assigning Lender.

     Primary Lender Transactions. The Portfolio will purchase an Assignment or act as a Lender with respect to a syndicated Senior Loan only where the Agent with respect to the Senior Loan at the time of investment has outstanding debt or deposit obligations rated investment grade (BBB or A-3 or higher by S&P or Baa or P-3 or higher by Moody's) or determined by the Adviser to be of comparable quality.

     Loan Agreements typically provide for the termination of the Agent's agency status in the event that it fails to act as required under the relevant Loan Agreement, becomes insolvent, enters receivership of the Federal Deposit Insurance Corporation ("FDIC"), or if not FDIC insured, enters into bankruptcy. Should an Agent, Lender or any other institution with respect to an Assignment interpositioned between the Portfolio and the Borrower become insolvent or enter FDIC receivership or bankruptcy, any interest in the Senior Loan of any such interpositioned institution and any loan payment held by any such interpositioned institution for the benefit of the Portfolio should not be included in the estate of such interpositioned institution. If, however, any such amount were included in such interpositioned institution's estate, the Portfolio would incur certain costs and delays in realizing payment or could suffer a loss of principal or interest. In such event, the Portfolio could experience a decrease in NAV.

     When the Portfolio is a Primary Lender, it will have a direct contractual relationship with the Borrower, may enforce compliance by the Borrower with the terms of the Loan Agreement and may under contractual arrangements among the Lenders have rights with respect to any funds acquired by other Lenders through set-off. A Lender also has full voting and consent rights under the applicable Loan Agreement. Action subject to Lender vote or consent generally requires the vote or consent of the holders of a majority or some greater specified percentage of the outstanding principal amount of the Senior Loan. Certain decisions, such as reducing the amount or increasing the time for payment of interest on or repayment of principal of a Senior Loan, or releasing collateral therefor, frequently require the unanimous vote or consent of all Lenders affected. When the Portfolio is a Primary Lender originating a Senior Loan it may share in a fee paid by the Borrower to the Primary Lenders. The Portfolio will not act as the Agent, originator, or principal negotiator or administrator of a Senior Loan.


     Portfolio Maturity. The Portfolio is not subject to any restrictions with respect to the maturity of Senior Loans held in its portfolio, and Senior Loans usually will have rates of interest that are redetermined either daily, monthly, quarterly, semi-annually or annually. Investment in Senior Loans with longer interest rate redetermination periods may increase fluctuations in the Portfolio's NAV as a result of changes in interest rates. The Senior Loans in the Portfolio's investment portfolio will at all times have a dollar-weighted average days to reset until the next interest rate redetermination of 90 days or less. As a result, as short-term interest rates increase, interest payable to the Portfolio from its investments in Senior Loans should increase, and as short-term interest rates decrease, interest payable to the Portfolio from its investments in Senior Loans should decrease. The amount of time required to pass before the Portfolio will realize the effects of changing short-term market interest rates on its portfolio will vary with the dollar-weighted average time until the next interest rate redetermination on the Senior Loans in the investment portfolio. The Portfolio may utilize the investment practices described in this Prospectus to, among other things, shorten the effective interest rate redetermination period of Senior Loans in its portfolio. In such event, the Portfolio will consider such shortened period to be the interest rate redetermination period of the Senior Loan; provided, however, that the Portfolio will not invest in Senior Loans that permit the Borrower to select an interest rate redetermination period in excess of one year. Because most Senior Loans in the investment portfolio will be subject to mandatory and/or optional prepayment and there may be significant economic incentives for a Borrower to prepay its loans, prepayments of Senior Loans in the Portfolio's investment portfolio may occur. Accordingly, the actual remaining maturity of the Portfolio's investment portfolio invested in Senior Loans may vary substantially from the average stated maturity of the Senior Loans held in the Portfolio's investment portfolio.

     Net Asset Value Fluctuation. When prevailing interest rates decline, the value of a portfolio invested in fixed-rate obligations can be expected to rise. Conversely, when prevailing interest rates rise, the value of a portfolio invested in fixed-rate obligations can be expected to decline. Although the Fund's NAV will vary, the Portfolio's policy of acquiring interests in floating or variable rate Senior Loans is expected to minimize fluctuations in NAV as a result of changes in interest rates. Accordingly, it may be expected that the value of the investment portfolio to fluctuate significantly less than a portfolio of fixed-rate, longer term obligations as a result of interest rate changes. However, changes in prevailing interest rates can be expected to cause some fluctuation in the Fund's NAV. In addition to changes in interest rates, various factors, including defaults by or changes in the credit quality of Borrowers, will also affect the Fund's NAV. A default or serious deterioration in the credit quality of a Borrower could cause a prolonged or permanent decrease in the Fund's NAV.

     Debt Restructuring. The Portfolio may purchase and retain in its portfolio an interest in a Senior Loan to a Borrower that has filed for protection under the federal bankruptcy laws or has had an involuntary bankruptcy petition filed against it by its creditors. The Adviser's decision to purchase or retain such an interest will depend on its assessment of the suitability of such investment for the Portfolio, the Borrower's ability to meet debt service on Senior Loan interests, the likely duration, if any, of a lapse in the scheduled repayment of principal, and prevailing interest rates. At times, in connection with the restructuring of a Senior Loan either outside of bankruptcy court or in the context of bankruptcy court proceedings, the Portfolio may determine or be required to accept equity securities or junior debt securities in exchange for all or a portion of a Senior Loan interest. Depending upon, among other things, the Adviser's evaluation of the potential value of such securities in relation to the price that could be obtained by the Portfolio at any given time upon sale thereof, the Portfolio may determine to hold such securities in its portfolio. Any equity security or junior debt security held by the Portfolio will not be treated as a Senior Loan and thus will not count toward the 80% of assets that normally will be invested in Senior Loans.


     Borrower Credit Ratings. The Portfolio may invest in the lowest rated loans, but does not intend to invest more than 10% of its assets in Senior Loans rated below CCC by S&P or Moody's (and unrated Senior Loans considered by the Adviser to be of comparable quality). The Portfolio may invest a substantial portion of its assets in Senior Loans to Borrowers having outstanding debt securities rated below investment grade by a nationally recognized statistical rating organization (or unrated but of comparable quality to such securities). Debt securities rated below investment grade (or unrated but of comparable quality) commonly are referred to as "junk" debt. The Portfolio will invest only in those Senior Loans with respect to which the Borrower, in the judgment of the Adviser, demonstrates one or more of the following characteristics: sufficient cash flow to service debt; adequate liquidity; successful operating history; strong competitive position; experienced management; and, with respect to collateralized Senior Loans, collateral coverage that equals or exceeds the outstanding principal amount of the Senior Loan. In addition, the Adviser will consider, and may rely in part, on the analyses performed by the Agent and other Lenders, including such persons' determinations with respect to collateral securing a Senior Loan.


     Fees. The Portfolio may be required to pay or may receive various fees and commissions in connection with purchasing, selling and holding interests in Senior Loans. The fees normally paid by Borrowers may include three types: facility fees, commitment fees and prepayment penalties. Facility fees are paid to the Lenders upon origination of a Senior Loan. Commitment fees are paid to Lenders on an ongoing basis based upon the undrawn portion committed by the Lenders of the underlying Senior Loan. Lenders may receive prepayment penalties when a Borrower prepays all or part of a Senior Loan. The Portfolio will receive these fees directly from the Borrower if the Portfolio is a Primary Lender, or, in the case of commitment fees and prepayment penalties, if the Portfolio acquires an interest in a Senior Loan by way of Assignment. Whether or not the Portfolio receives a facility fee from the Lender in the case of an Assignment, or any fees in the case of a Participation, depends upon negotiations between the Portfolio and the Lender selling such interests. When the Portfolio is an assignee, it may be required to pay a fee to, or forgo a portion of interest and any fees payable to it from, the Lender selling the Assignment. Occasionally, the assignor will pay a fee to the Portfolio based on the portion of the principal amount of the Senior Loan that is being assigned. A Lender selling a Participation to the Portfolio may deduct a portion of the interest and any fees payable to the Portfolio as an administrative fee prior to payment thereof to the Portfolio. The Portfolio may be required to pay over or pass along to a purchaser of an interest in a Senior Loan from the Portfolio a portion of any fees that the Portfolio would otherwise be entitled to.

     Prepayments. Pursuant to the relevant Loan Agreement, a Borrower may be required, and may have the option at any time, to prepay the principal amount of a Senior Loan, often without incurring a prepayment penalty. In the event that like-yielding loans are not available in the marketplace, the prepayment of and subsequent reinvestment by the Portfolio in Senior Loans could have a materially adverse impact on the yield of the Portfolio's investment portfolio. Prepayments may have a beneficial impact on income due to receipt of prepayment penalties, if any, and any facility fees earned in connection with reinvestment.

     Commitments to Make Additional Payments. A Lender may have obligations pursuant to a Loan Agreement to make additional loans in certain circumstances. Such circumstances may include, without limitation, obligations under revolving credit facilities and facilities that provide for further loans to Borrowers based upon compliance with specified financial requirements. The Portfolio currently intends to reserve against any such contingent obligation by segregating a sufficient amount of cash, liquid securities and liquid Senior Loans. The Portfolio will not purchase interests in Senior Loans that would require the Portfolio to make any such additional loans if the aggregate of such additional loan commitments would exceed 20% of the Portfolio's total assets or would cause the Portfolio to fail to meet the diversification requirements set forth under the heading "Investment Restrictions" in the SAI.

     Bridge Financing. The Portfolio may acquire interests in Senior Loans that are designed to provide temporary or "bridge" financing to a Borrower pending the sale of identified assets or the arrangement of longer-term loans or the issuance and sale of debt obligations. A Borrower's use of a bridge loan involves a risk that the Borrower may be unable to locate permanent financing to replace the bridge loan, which may impair the Borrower's perceived creditworthiness.

     Other Securities. The Portfolio will acquire warrants, equity securities and junior debt securities only as are incident to the purchase or intended purchase of interests in collateralized Senior Loans. The Portfolio generally will acquire interests in warrants, equity securities and junior debt securities only when the Adviser believes that the relative value being given by the Portfolio in exchange for such interests is substantially outweighed by the potential value of such instruments. Investment in warrants, equity securities and junior debt securities entail risks in addition to those associated with investments in Senior Loans. Warrants and equity securities have a subordinate claim on a Borrower's assets as compared with debt securities, and junior debt securities have a subordinate claim on such assets as compared with Senior Loans. As such, the values of warrants and equity securities generally are more dependent on the financial condition of the Borrower and less dependent on fluctuations in interest rates than are the values of many debt securities. The values of warrants, equity securities and junior debt securities may be more volatile than those of Senior Loans and thus may have an adverse impact on the ability of the Portfolio to minimize fluctuations in its NAV. (See "Principal Risks")

     Defensive Investment Policy. If the Adviser determines that market conditions temporarily warrant a defensive investment policy, the Portfolio may (but is not required to) invest, subject to its ability to liquidate its relatively illiquid portfolio of Senior Loans, up to 100% of its assets in cash and high quality, short-term debt securities. The Portfolio may also lend its portfolio securities to other parties and may enter into repurchase and reverse repurchase agreements for securities, subject to certain restrictions. For further discussion of the Portfolio's investment objective and policies and its investment practices and the associated considerations, see "Other Investment Practices."

     Fundamental Restrictions and Policies. Each of the Portfolio and the Fund has adopted certain fundamental investment restrictions and policies which may not be changed unless authorized by a shareholder vote. These are set forth in the SAI. Among these fundamental restrictions, the Portfolio and the Fund may not purchase any security if, as a result of the purchase, more than 25% of the Fund's or the Portfolio's total assets (taken at market value at the time of purchase) would be invested in the securities of Borrowers and other issuers having their principal business activities in the same industry (the electric, gas, water and telephone utility industries being treated as separate industries for the purpose of this restriction). However, the Fund may invest more than 25% of its total assets in securities the issuer of which is deemed to be in the financial services industry, which includes commercial banks, thrift institutions, insurance companies and finance companies. The Fund may not, however, invest more than 25% of its total assets in Senior Loans to Borrowers in the financial services industry and securities of other issuers in the financial services industry. There is no limitation with respect to obligations issued or guaranteed by the U.S. government or any of its agencies or instrumentalities. Except for the fundamental restrictions and policies set forth as such in the SAI, the Portfolio's and the Fund's investment objective and policies are not fundamental policies and accordingly may be changed by the Board without obtaining the approval of shareholders.

                                PRINCIPAL RISKS

     You should consider the following Principal Risks before investing in the Fund. As described below, these risks could cause you to lose money as a result of investing in the Fund. The Fund and the Portfolio are both closed-end management investment companies. The Fund is designed primarily for long-term investors and not as a trading vehicle.

     Non-Payment. Senior Loans, like other corporate debt obligations, are subject to the risk of nonpayment of scheduled interest or principal. Non-payment would result in a reduction of income to the Portfolio, a reduction in the value of the Senior Loan experiencing non-payment and a potential decrease in the NAV of the Portfolio. The Portfolio generally will invest in collateralized Senior Loans only if the Adviser believes the value of the collateral, which may include guarantees, exceeds the principal amount of the Senior Loan at the time of initial investment. However, there can be no assurance that the liquidation of any collateral would satisfy the Borrower's obligation in the event of non-payment of scheduled interest or principal payments, or that such collateral could be readily liquidated. Moreover, as a practical matter, most Borrowers cannot satisfy their debts by selling their assets. Borrowers pay their debts from the cash flow they generate. This is particularly the case for Borrowers that are highly leveraged. Many of the Senior Loans purchased by the Portfolio will be to highly leveraged Borrowers. If the Borrower's cash flow is insufficient to pay its debts as they come due, the Borrower is far more likely to seek to restructure its debts than it is to sell off assets to pay its Senior Loans. Borrowers may try to restructure their debts either by seeking protection from creditors under Chapter 11 of the U.S. Bankruptcy Code (the "Bankruptcy Code") or negotiating a work out. In the event of bankruptcy of a Borrower, the Portfolio could experience delays or limitations with respect to its ability to realize the benefits of the collateral securing a Senior Loan. To the extent that a Senior Loan is collateralized by stock in the Borrower or its subsidiaries, such stock may lose all or substantially all of its value in the event of bankruptcy of the Borrower. The Agent generally is responsible for determining that the Lenders have obtained a perfected security interest in the collateral securing the Senior Loan. If a Borrower files for protection from creditors under Chapter 11 of the Bankruptcy Code, the Bankruptcy Code will impose an automatic stay that prohibits the Agent from liquidating collateral. The Agent may ask the bankruptcy court to lift the stay. As a practical matter, the court is unlikely to lift the stay if it concludes that the Borrower has a chance to emerge from the reorganization proceedings and the collateral is likely to hold most of its value. If the Lenders have a good security interest, the Senior Loan will be treated as a separate class in the reorganization proceedings and will retain a priority interest in the collateral. Chapter 11 reorganization plans typically are the product of negotiation among the Borrower and the various creditor classes. Successful negotiations may require the Lenders to extend the time for repayment, change the interest rate or accept some consideration in the form of junior debt or equity securities. A work out outside of bankruptcy may produce similar concessions by senior lenders.

     Some Senior Loans in which the Portfolio may invest are subject to the risk that a court, pursuant to fraudulent conveyance or other similar laws, could subordinate such Senior Loans to current or future indebtedness of the Borrower or take other action detrimental to the holders of Senior Loans, such as the Portfolio, including, under certain circumstances, invalidating such Senior Loans. Lenders commonly have certain obligations pursuant to the Loan Agreement, which may include the obligation to make additional loans or release collateral.

     Below Investment Grade Securities. Securities rated below investment grade are commonly referred to as high-yield, high risk debt or "junk" debt. They are regarded as predominantly speculative with respect to the issuing company's continuing ability to meet principal and interest payments. The prices of high-yield securities have been found to be less sensitive to interest rate changes than higher-rated investments, but more sensitive to adverse economic downturns or individual corporate developments. A projection of an economic downturn or of a period of rising interest rates, for example, could cause a decline in the prices of high-yield securities.

     The secondary market in which high-yield securities are traded is generally less liquid than the market for higher-grade debt. Less liquidity in the secondary trading market could adversely affect the price at which the Portfolio could sell a high-yield Senior Loan, and could adversely affect the NAV of the Fund's shares. At times of less liquidity, it may be more difficult to value high-yield Senior Loans because this valuation may require more research, and elements of judgment may play a greater role in the valuation since there is less reliable, objective data available.

     Investments in high-yield Senior Loans may result in greater NAV fluctuation than if the Portfolio did not make such investments.

     There is no limit on the percentage of assets that may be invested in Senior Loans and other securities that are rated below investment grade or that are unrated but of comparable quality, although the Fund does not intend to invest more than 10% of its assets in Senior Loans rated below B- or B3 by S&P or Moody's (and unrated Senior Loans considered by the Adviser to be of comparable quality).


     Interest Rate Risk. The Fund's NAV will usually change in response to interest rate fluctuations. When interest rates decline, the value of fixed-rate securities already held by the Fund can be expected to rise. Conversely, when interest rates rise, the value of existing fixed-rate portfolio securities can be expected to decline. Because market interest rates are currently near their lowest levels in many years, there is a greater than normal risk that the Fund's portfolio will decline in value due to rising interest rates. However, the Fund will primarily invest in floating rate obligations, including Senior Loans, the rate on which periodically adjusts with changes in interest rates. Consequently, the Fund's exposure to fluctuations in interest rates will generally be limited until the time that the interest rate on the floating rate Senior Loans in its portfolio are reset, but the Fund will be exposed at all times to fluctuations in interest rates with respect to the fixed rate investments in its portfolio, if any.



     To the extent that changes in market rates of interest are reflected not in a change to a base rate (such as LIBOR) but in a change in the spread over the base rate, which is payable on loans of the type and quality in which the Fund invests, the Fund's NAV could be adversely affected. This is because the value of a Senior Loan is partially a function of whether the Senior Loan is paying what the market perceives to be a market rate of interest, given its individual credit and other characteristics. However, unlike changes in market rates of interest for which there is generally only a temporary lag before the portfolio reflects those changes, changes in a Senior Loan's value based on changes in the market spread on Senior Loans in the Fund's portfolio may be of longer duration.



     Senior Loan Risk. The risks associated with Senior Loans are similar to the risks of "junk" debt, although Senior Loans are typically senior and secured in contrast to below investment grade debt securities, which are often subordinated and unsecured. Senior Loans' higher standing in an issuer's capital structure has historically resulted in generally higher recoveries in the event of a corporate reorganization or other restructuring. In addition, because their interest rates are adjusted for changes in short-term interest rates, Senior Loans generally have less interest rate risk than other high yield investments, which are typically fixed rate.



     The Fund's investments in Senior Loans are typically below investment grade and are considered speculative because of the credit risk of their issuers. Moreover, any specific collateral used to secure a loan may decline in value or lose all its value or become illiquid, which would adversely affect the loan's value. Economic and other events, whether real or perceived, can reduce the demand for certain Senior Loans or Senior Loans generally, which may reduce market prices and cause the Fund's NAV per share to fall. The frequency and magnitude of such changes cannot be predicted.

     Senior Loans and other debt securities are also subject to the risk of price declines and to increases in prevailing interest rates, although floating-rate debt instruments are less exposed to this risk than fixed-rate debt instruments. Conversely, the floating rate feature of Senior Loans means the Senior Loans will not generally experience capital appreciation in a declining interest rate environment. Declines in interest rates may also increase prepayments of debt obligations and require the Fund to invest assets at lower yields. No active trading market may exist for certain Senior Loans, which may impair the ability of the Fund to realize full value in the event of the need to liquidate such assets. Adverse market conditions may impair the liquidity of some actively traded Senior Loans.


     Although Senior Loans in which the Fund will invest will often be secured by collateral, there can be no assurance that liquidation of such collateral would satisfy the Borrower's obligation in the event of a default or that such collateral could be readily liquidated. In the event of bankruptcy of a Borrower, the Fund could experience delays or limitations in its ability to realize the benefits of any collateral securing a Senior Loan. The Fund may also invest in Senior Loans that are not secured.


     Restrictions on Resale. Senior Loans may not be readily marketable and may be subject to restrictions on resale. Interests in Senior Loans generally are not listed on any national securities exchange or automated quotation system and no active market may exist for many of the Senior Loans in which the Portfolio may invest. To the extent that a secondary market may exist for certain of the Senior Loans in which the Portfolio invests, such market may be subject to irregular trading activity, wide bid/ask spreads and extended trade settlement periods. The Portfolio has no limitation on the amount of its assets that may be invested in Senior Loans that are not readily marketable or are subject to restrictions on resale. Because a substantial portion of the Portfolio's assets will be invested in Senior Loan interests, the ability of the Portfolio to dispose of its investments in a timely fashion and at a fair price may be restricted, and the Portfolio and shareholders may suffer capital losses as a result. However, many of the Senior Loans in which the Portfolio expects to purchase interests are of a relatively large principal amount and are held by a relatively large number of owners which should, in the Adviser's opinion, enhance the relative liquidity of such interests. The risks associated with illiquidity are particularly acute in situations where the Portfolio's operations require cash, such as when the Fund makes a Repurchase Offer for its shares, and may result in borrowing to meet short-term cash requirements.

     Ongoing Monitoring. On behalf of the several Lenders, the Agent generally will be required to administer and manage the Senior Loans and, with respect to collateralized Senior Loans, to service or monitor the collateral. In this connection, the valuation of assets pledged as collateral will reflect market value and the Agent may rely on independent appraisals as to the value of specific collateral. The Agent, however, may not obtain an independent appraisal as to the value of assets pledged as collateral in all cases. The Portfolio normally will rely primarily on the Agent (where the Portfolio is a Primary Lender or owns an Assignment) or the selling Lender (where the Portfolio owns a Participation) to collect principal of and interest on a Senior Loan. Furthermore, the Portfolio usually will rely on the Agent (where the Portfolio is a Primary Lender or owns an Assignment) or the selling Lender (where the Portfolio owns a Participation) to monitor compliance by the Borrower with the restrictive covenants in the Loan Agreement and notify the Portfolio of any adverse change in the Borrower's financial condition or any declaration of insolvency. Collateralized Senior Loans will frequently be secured by all assets of the Borrower that qualify as collateral, which may include common stock of the Borrower or its subsidiaries. Additionally, the terms of the Loan Agreement may require the Borrower to pledge additional collateral to secure the Senior Loan, and enable the Agent, upon proper authorization of the Lenders, to take possession of and liquidate the collateral and to distribute the liquidation proceeds pro rata among the Lenders. If the terms of a Senior Loan do not require the Borrower to pledge additional collateral in the event of a decline in the value of the original collateral, the Portfolio will be exposed to the risk that the value of the collateral will not at all times equal or exceed the amount of the Borrower's obligations under the Senior Loan. Lenders that have sold Participation interests in such Senior Loan will distribute liquidation proceeds received by the Lenders pro rata among the holders of such Participations. The Adviser will also monitor these aspects of the Portfolio's investments and, where the Portfolio is a Primary Lender or owns an Assignment, will be directly involved with the Agent and the other Lenders regarding the exercise of credit remedies.

     Repurchase Offer Risks. The Fund, as a fundamental policy, will make quarterly repurchases for 5% to 25% of shares outstanding at NAV. (See "Periodic Repurchase Offers" below for more information.) However, the Fund's shares are less liquid than shares of funds that trade on a stock exchange. Under limited circumstances, and only pursuant to specific regulatory requirements, the Fund may suspend or postpone a quarterly Repurchase Offer. There is no guarantee that shareholders will be able to sell all of their shares that they desire to sell in a quarterly Repurchase Offer.

     Closed-End Fund Risks. The Fund is a closed-end investment company designed primarily for long-term investors and not as a trading vehicle. The Fund does not intend to list its shares for trading on any national securities exchange. There is not expected to be any secondary trading market in the shares, and the shares should be considered illiquid. The shares are, therefore, not readily marketable. The shares of closed-end investment companies often trade at a discount from their NAVs and, in the unlikely event that a secondary market for the shares were to develop, Fund shares likewise may trade at a discount from NAV.

     Legislation; Restrictions. To the extent that legislation or state or federal regulators impose additional requirements or restrictions with respect to the ability of financial institutions to make loans in connection with highly leveraged transactions, the availability of Senior Loan interests for investment by the Portfolio may be adversely affected. In addition, such requirements or restrictions may reduce or eliminate sources of financing for certain Borrowers. Further, to the extent that legislation or federal or state regulators require such institutions to dispose of Senior Loan interests relating to highly leveraged transactions or subject such Senior Loan interests to increased regulatory scrutiny, such financial institutions may determine to sell Senior Loan interests in a manner that results in a price that, in the opinion of the Adviser, is not indicative of fair value. Were the Portfolio to attempt to sell a Senior Loan interest at a time when a financial institution was engaging in such a sale with respect to the Senior Loan interest, the price at which the Portfolio could consummate such a sale might be adversely affected.

     Financial Services Industry Concentration. The financial services industries are subject to extensive government regulation which can limit both the amounts and types of loans and other financial commitments financial services companies can make, and the interest rates and fees they can charge. Profitability is largely dependent on the availability and cost of capital funds, and can fluctuate significantly when interest rates change. Credit losses resulting from financial difficulties of borrowers can negatively affect the financial services industries. Insurance companies can be subject to severe price competition. The financial services industries are currently undergoing relatively rapid change as existing distinctions between financial service segments become less clear. For instance, recent business combinations have included insurance, finance, and securities brokerage under single ownership. Some primarily retail corporations have expanded into the securities and insurance industries. Moreover, the federal laws generally separating commercial and investment banking have been repealed.


     Investments in Non-U.S. Issuers. The Portfolio's investments in non-U.S. issuers may involve special risks compared to investing in securities of U.S. issuers. These risks are more pronounced to the extent that the Portfolio invests a significant portion of its non-U.S. investment in one region or in the securities of emerging market issuers. These risks may include:


     - less information about non-U.S. issuers or markets may be available due to less rigorous disclosure, accounting standards or regulatory requirements;


     - many non-U.S. markets are smaller, less liquid and more volatile, and in a changing market, the Adviser may not be able to sell the Portfolio's portfolio securities at times, in amounts and at prices it considers reasonable;


     - the economies of non-U.S. countries may grow at slower rates than expected or may experience a downturn or recession; and


     - withholdings and other non-U.S. taxes may decrease the Portfolio's return.


     Non-U.S. companies generally are not subject to accounting, auditing and financial reporting standards, practices and requirements comparable to those applicable to U.S. companies. The trading markets for most non-U.S. securities are generally less liquid and subject to greater price volatility than the markets for comparable securities in the U.S. The markets for securities in certain emerging markets are in the earliest stages of their development. Even the markets for relatively widely traded securities in certain non-U.S. markets, including emerging market countries, may not be able to absorb, without price disruptions, a significant increase in trading volume or trades of a size customarily undertaken by institutional investors in the U.S. Additionally, market making and arbitrage activities are generally less extensive in such markets, which may contribute to increased volatility and reduced liquidity.


     Economies and social and political climates in individual countries may differ unfavorably from the U.S. Non-U.S. economies may have less favorable rates of growth of gross domestic product, rates of inflation, currency valuation, capital reinvestment, resource self-sufficiency and balance of payments positions. Many countries have experienced substantial, and in some cases extremely high, rates of inflation for many years. Inflation and rapid fluctuations in inflation rates have had, and may continue to have, very negative effects on the economies and securities markets of certain emerging countries. Unanticipated political or social developments may also affect the values of the Fund's investments and the availability to the Fund of additional investments in such countries.


     Investments in Equity Securities. To the extent the Portfolio invests in equity securities, the value of its portfolio will be affected by changes in the stock markets, which may be the result of domestic or international political or economic news, changes in interest rates, or changing investor sentiment. The stock market can be volatile and stock prices can fluctuate drastically from day-to-day. The equity securities of smaller companies are more sensitive to these changes than those of larger companies. This market risk will affect the Fund's NAV, which will fluctuate as the value of the securities held by the Portfolio changes. Not all stock prices change uniformly or at the same time and not all stock markets move in the same direction at the same time. Other factors affect a particular stock's prices, such as poor earnings reports by an issuer, loss of major customers, major litigation against an issuer, or changes in governmental regulations affecting an industry. Adverse news affecting one company can sometimes depress the stock prices of all companies in the same industry. Not all factors can be predicted.

     Prepayment Risk. Borrowers may pay back principal before the scheduled due date. Borrowers may find it advantageous to prepay principal due to a decline in interest rates or an excess in cash flow. Such prepayments may require the Portfolio to replace a Senior Loan with a lower-yielding security. This may adversely affect the NAV of the Fund's shares.

     Limited Information. The types of Senior Loans in which the Portfolio will invest historically have not been rated by a nationally recognized statistical rating organization, have not been registered with the SEC or any state securities commission, and have not been listed on any national securities exchange. Although the Portfolio will generally have access to financial and other information made available to the Lenders in connection with Senior Loans, the amount of public information available with respect to Senior Loans will generally be less extensive than that available for rated, registered or exchange listed securities. As a result, the performance of the Portfolio and its ability to meet its investment objective is more dependent on the analytical ability of the Adviser than would be the case for an investment company that invests primarily in rated, registered or exchange-listed securities.

     Non-Diversification. The Portfolio has registered as a "non-diversified" investment company so that, subject to its investment restrictions, it will be able to invest more than 5% of the value of its assets in the obligations of any single issuer, including Senior Loans of a single Borrower or Participations purchased from a single Lender. (See "Investment Restrictions" in the SAI.) The Portfolio does not intend, however, to invest more than 5% of the value of its assets in interests in Senior Loans of a single Borrower, and the Portfolio intends to limit its investments so as to comply with the diversification requirements imposed by the Internal Revenue Code of 1986, as amended (the "Code"), for qualification as a "regulated investment company." To the extent the Portfolio invests a relatively high percentage of its assets in obligations of a limited number of issuers, the Portfolio will be more susceptible than a more widely diversified investment company to the consequences of any single corporate, economic, political or regulatory occurrence.

     Other Practices. The Portfolio may use various other investment practices that involve special considerations, including entering into when-issued and delayed-delivery transactions, engaging in interest rate and other hedging transactions, lending its portfolio securities and entering into repurchase and reverse repurchase agreements. For further discussion of these practices and associated special considerations, see "Other Investment Practices."


     Affiliation Risk. Due to Highland's affiliation with Heritage Bank, the Fund may be unable to purchase certain Senior Loans in which Heritage Bank participates (as Agent or Lender or buyer or seller in the secondary market), because of regulatory restrictions. Highland does not believe that this will have a material effect on the Fund's ability to acquire Senior Loans consistent with its investment policies.

     Currency Risk. A portion of the Fund's assets may be quoted or denominated in non-U.S. currencies. These securities may be adversely affected by fluctuations in relative currency exchange rates and by exchange control regulations. The Fund's investment performance may be negatively affected by a devaluation of a currency in which the Fund's investments are quoted or denominated. Further, the Fund's investment performance may be significantly affected, either positively or negatively, by currency exchange rates because the U.S. dollar value of securities quoted or denominated in another currency will increase or decrease in response to changes in the value of such currency in relation to the U.S. dollar.


                           OTHER INVESTMENT PRACTICES

     The Adviser may use some or all of the following investment practices when, in its opinion, their use is appropriate. These investment practices involve special risk considerations. Although the Adviser believes that these investment practices may further the Portfolio's investment objective, no assurance can be given that the utilization of these investment practices will achieve that result.

     Structured Notes. The Portfolio may invest up to 5% of its total assets in structured notes, including "total rate of return swaps" with rates of return determined by reference to the total rate of return on one or more loans referenced in such notes. The rate of return on the structured note may be determined by applying a multiplier to the rate of total return on the referenced loan or loans. Application of a multiplier is comparable to the use of financial leverage, a speculative technique. Leverage magnifies the potential for gain and the risk of loss, because a relatively small decline in the value of a referenced loan could result in a relatively large loss in the value of a structured note. Structured notes are treated as Senior Loans for purposes of the Portfolio's policy of normally investing at least 80% of its net assets (plus any borrowings for investment purposes) in Senior Loans.

     Borrowing. The Portfolio is authorized to borrow money for the purpose of obtaining short-term liquidity in connection with Repurchase Offers for Fund shares and for temporary, extraordinary or emergency purposes. The Portfolio may enter into an agreement with a financial institution providing for an unsecured discretionary credit facility, the proceeds of which may be used to finance, in part, repurchases. (See "Periodic Repurchase Offers.") Under the requirements of the 1940 Act, the Portfolio, immediately after any such borrowings, must have an asset coverage of at least 300%. Asset coverage is the ratio which the value of the total assets of the Portfolio, less all liabilities and indebtedness not represented by senior securities (as that term is defined in the 1940 Act), bears to the aggregate amount of any such borrowings by the Portfolio. The rights of any lenders to the Portfolio to receive payments of interest on and repayments of principal of borrowings will be senior to those of shareholders, and the terms of any borrowings may contain provisions which limit certain activities of the Portfolio, including the payment of dividends to shareholders in certain circumstances. Further, the terms of any such borrowings may, and the provisions of the 1940 Act do (in certain circumstances), grant lenders certain voting rights in the event of default in the payment of interest or repayment of principal. In the event that such provisions would impair the Portfolio's status as a regulated investment company, the Portfolio, subject to its ability to liquidate its relatively illiquid investments, intends to repay the borrowings. Interest payments and fees incurred in connection with any borrowings will reduce the amount of net income available for payment to shareholders.

     Interest Rate Swaps and Other Hedging Transactions. The Portfolio may, but is not obligated to, enter into various interest rate hedging and risk management transactions. These interest rate hedging and risk management transactions may be considered to involve derivative instruments. A derivative is a financial instrument whose performance is derived at least in part from the performance of an underlying index, security or asset. The values of certain derivatives can be affected dramatically by even small market movements, sometimes in ways that are difficult to predict. There are many different types of derivatives with many different uses. The Portfolio expects to enter into these transactions primarily to seek to preserve a return on a particular investment or portion of its portfolio, and may also enter into such transactions to seek to protect against decreases in the anticipated rate of return on floating or variable rate Senior Loans the Portfolio owns or anticipates purchasing at a later date, or for other risk management strategies such as managing the effective dollar-weighted average duration of the investment portfolio. In addition, the Portfolio may also engage in hedging transactions, including entering into put and call options, to seek to protect the value of its portfolio against declines in NAV resulting from changes in interest rates or other market changes. Market conditions will determine whether and in what circumstances the Portfolio would employ any hedging and risk management techniques. The Portfolio will not engage in any of these transactions for speculative purposes and will use them only as a means to hedge or manage the risks associated with assets held in, or anticipated to be purchased for, the investment portfolio or obligations incurred by the Portfolio. The Portfolio will incur brokerage and other costs in connection with its hedging transactions.

     The Portfolio may enter into interest rate swaps or purchase or sell interest rate caps or floors. The Portfolio will not sell interest rate caps or floors that it does not own. Interest rate swaps involve the exchange by the Portfolio with another party of their respective obligations to pay or receive interest (i.e., an exchange of an obligation to make floating rate payments for an obligation to make fixed rate payments). For example, the Portfolio may seek to shorten the effective interest rate redetermination period of a Senior Loan to a Borrower that has selected an interest rate redetermination period of one year. The Portfolio could exchange the Borrower's obligation to make fixed rate payments for one year for an obligation to make payments that readjust monthly. In such event, the Portfolio would consider the interest rate redetermination period of such Senior Loan to be the shorter period.

     The purchase of an interest rate cap entitles the purchaser, to the extent that a specified index exceeds a predetermined interest rate, to receive payments of interest at the difference between the index and the predetermined rate on a notional principal amount from the party selling such interest rate cap. The purchase of an interest rate floor entitles the purchaser, to the extent that a specified index falls below a predetermined interest rate, to receive payments of interest at the difference between the index and the predetermined rate on a notional principal amount from the party selling such interest rate floor. The notional principal amount for interest rate caps and floors is the reference amount with respect to which interest obligations are determined although no actual exchange of principal occurs. The Portfolio will not enter into swaps, caps or floors if, on a net basis, the aggregate notional principal amount with respect to such agreements exceeds the net assets of the Portfolio.

     In circumstances in which the Adviser anticipates that interest rates will decline, the Portfolio might, for example, enter into an interest rate swap as the floating rate payor or, alternatively, purchase an interest rate floor. In the case of purchasing an interest rate floor, if interest rates declined below the floor rate, the Portfolio would receive payments from its counterparty which would wholly or partially offset the decrease in the payments it would receive with respect to the portfolio assets being hedged. In the case where the Portfolio purchases such an interest rate swap, if the floating rate payments fell below the level of the fixed rate payment set in the swap agreement, the Portfolio's counterparty would pay the Portfolio amounts equal to interest computed at the difference between the fixed and floating rates over the notional principal amount. Such payments would offset or partially offset the decrease in the payments the Portfolio would receive with respect to floating rate portfolio assets being hedged.

     The successful utilization of hedging and risk management transactions requires skills different from those needed in the selection of Senior Loans. The successful use of swaps, caps and floors to preserve the rate of return on a portfolio of Senior Loans depends on the Adviser's ability to predict correctly the direction and extent of movements in interest rates. Although the Adviser believes that use of the hedging and risk management techniques described above will benefit the Portfolio, if the Adviser's judgment about the direction or extent of the movement in interest rates is incorrect, the Portfolio's overall performance would be worse than if it had not entered into any such transaction. For example, if the Portfolio had purchased an interest rate swap or an interest rate floor to hedge against its expectation that interest rates would decline but instead interest rates rose, the Portfolio would lose part or all of the benefit of the increased payments it would receive as a result of the rising interest rates because it would have to pay amounts to its counterparty under the swap agreement or would have paid the purchase price of the interest rate floor.

     Inasmuch as these hedging transactions are entered into for good-faith risk management purposes, the Adviser and the Portfolio believe such obligations do not constitute senior securities. The Portfolio will usually enter into interest rate swaps on a net basis (i.e., where the two parties make net payments with the Portfolio receiving or paying, as the case may be, only the net amount of the two payments). The net amount of the excess, if any, of the Portfolio's obligations over its entitlements with respect to each interest rate swap will be accrued and an amount of cash or liquid securities having an aggregate value at least equal to the accrued excess will be maintained. If the Portfolio enters into a swap on other than a net basis, the Portfolio will maintain the full amount of its obligations under each such swap. Accordingly, the Portfolio does not treat swaps as senior securities. The Portfolio may enter into swaps, caps and floors with member banks of the Federal Reserve System, members of the NYSE or other entities determined to be creditworthy by the Adviser, pursuant to procedures adopted and reviewed on an ongoing basis by the Portfolio's Board of Managers. If a default occurs by the other party to such transactions, the Portfolio will have contractual remedies pursuant to the agreements related to the transaction, but such remedies may be subject to bankruptcy and insolvency laws that could affect the Portfolio's rights as a creditor. The swap market has grown substantially in recent years with a large number of banks and financial services firms acting both as principals and as agents utilizing standardized swap documentation. As a result, the swap market has become relatively liquid. Caps and floors are more recent innovations and are less liquid than swaps. There can be no assurance, however, that the Portfolio will be able to enter into interest rate swaps or to purchase interest rate caps or floors at prices or on terms the Adviser believes are advantageous to the Portfolio. In addition, although the terms of interest rate swaps, caps and floors may provide for termination, there can be no assurance that the Portfolio will be able to terminate an interest rate swap or to sell or offset interest rate caps or floors that it has purchased.

     New financial products continue to be developed and the Portfolio may invest in any such products as may be developed to the extent consistent with its investment objective and the regulatory and federal tax requirements applicable to investment companies.

     "When-issued" and "Delayed-delivery" Transactions. The Portfolio may also purchase and sell interests in Senior Loans and other portfolio securities on a "when-issued" and "delayed-delivery" basis. No income accrues to the Portfolio on such Senior Loans in connection with such purchase transactions prior to the date the Portfolio actually takes delivery of such Senior Loans. These transactions are subject to market fluctuation; the value of the interests in Senior Loans and other portfolio debt securities at delivery may be more or less than their purchase price, and yields generally available on such Senior Loans when delivery occurs may be higher or lower than yields on the Senior Loans obtained pursuant to such transactions. Because the Portfolio relies on the buyer or seller, as the case may be, to consummate the transaction, failure by the other party to complete the transaction may result in the Portfolio missing the opportunity of obtaining a price or yield considered to be advantageous. When the Portfolio is the buyer in such a transaction, however, it will maintain cash or liquid securities having an aggregate value equal to the amount of such purchase commitments until payment is made. The Portfolio will make commitments to purchase such Senior Loans on such basis only with the intention of actually acquiring these Senior Loans, but the Portfolio may sell such Senior Loans prior to the settlement date if such sale is considered to be advisable. To the extent the Portfolio engages in "when-issued" and "delayed-delivery" transactions, it will do so for the purpose of acquiring Senior Loans for its investment portfolio consistent with its investment objective and policies and not for the purpose of investment leverage. No specific limitation exists as to the percentage of the Portfolio's assets that may be used to acquire securities on a "when-issued" or "delayed-delivery" basis.

     Repurchase Agreements. The Portfolio may enter into repurchase agreements (a purchase of, and a simultaneous commitment to resell, a financial instrument at an agreed-upon price on an agreed-upon date) only with member banks of the Federal Reserve System and member firms of the NYSE. When participating in repurchase agreements, the Portfolio buys securities from a seller (e.g., a bank or brokerage firm) with the agreement that the seller will repurchase the securities at a higher price at a later date. Such transactions afford an opportunity for the Portfolio to earn a return on available liquid assets at minimal market risk, although the Portfolio may be subject to various delays and risks of loss if the counterparty is unable to meet its obligation to repurchase. Under the 1940 Act, repurchase agreements are deemed to be collateralized loans of money by the Portfolio to the counterparty. In evaluating whether to enter into a repurchase agreement, the Adviser will consider carefully the creditworthiness of the counterparty. If the member bank or member firm that is the party to the repurchase agreement petitions for bankruptcy or otherwise becomes subject to the Bankruptcy Code, the law regarding the rights of the Portfolio is unsettled. The securities underlying a repurchase agreement will be marked to market every business day so that the value of the collateral is at least equal to the value of the loan, including the accrued interest thereon, and the Adviser will monitor the value of the collateral. No specific limitation exists as to the percentage of the Portfolio's assets that may be used to participate in repurchase agreements.

     Reverse Repurchase Agreements. The Portfolio may enter into reverse repurchase agreements with respect to debt obligations that could otherwise be sold by the Portfolio. A reverse repurchase agreement is an instrument under which the Portfolio may sell an underlying debt security and simultaneously obtain the commitment of the purchaser (a commercial bank or a broker or dealer) to sell the security back to the Portfolio at an agreed-upon price on an agreed-upon date. The Portfolio will maintain cash or liquid securities in an amount sufficient to cover its obligations with respect to reverse repurchase agreements. The Portfolio receives payment for such securities only upon physical delivery or evidence of book entry transfer by its custodian. SEC regulations require either that securities sold by the Portfolio under a reverse repurchase agreement be segregated pending repurchase or that the proceeds be segregated on the Portfolio's books and records pending repurchase. Reverse repurchase agreements could involve certain risks in the event of default or insolvency of the other party, including possible delays or restrictions upon the Portfolio's ability to dispose of the underlying securities. An additional risk is that the market value of securities sold by the Portfolio under a reverse repurchase agreement could decline below the price at which the Portfolio is obligated to repurchase them. Reverse repurchase agreements will be considered borrowings by the Portfolio and as such would be subject to the restrictions on borrowing described in the SAI under "Investment Restrictions." The Portfolio will not hold more than 5% of the value of its total assets in reverse repurchase agreements as of the time the agreement is entered into.

                                   MANAGEMENT

     Board of Trustees and Investment Adviser. The Board of Trustees of the Fund has overall management responsibility for the Fund; the Board of Managers of the Portfolio has overall management responsibility for the Portfolio. See "Management" in the SAI for the names of and other information about the Trustees and officers of the Fund. Since the Fund and the Portfolio have the same Board members, they have adopted conflict of interest procedures to monitor and address potential conflicts between the interests of the Fund and the Portfolio.


     Highland Capital Management, L.P., 13455 Noel Road, Suite 1300, Dallas, Texas 75240, serves as the investment adviser to the Portfolio. The Fund and Highland have entered into an Advisory Agreement pursuant to which Highland is responsible for the selection and ongoing monitoring of the Fund's investment portfolio. Highland provides the Fund with the personnel necessary to administer the Fund. The agreement with the Adviser can be terminated on 60 days' written notice. Organized in March 1993, Highland is registered as an investment adviser under the Investment Advisers Act of 1940, as amended. As of November 30, 2005, Highland had approximately $19.7 billion in assets under management. Highland is controlled by James Dondero and Mark Okada, by virtue of their respective share ownership, and its general partner, Strand Advisors, Inc., of which Mr. Dondero is the sole stockholder. R. Joseph Dougherty and Mark Okada are the Fund's principal portfolio managers.



     Fees and Expenses. Highland provides administration services to the Fund and the Portfolio and portfolio management services to the Portfolio. Highland is entitled to receive a monthly administration fee from the Fund, computed and accrued daily, at an annual rate of 0.20% of Average Daily Net Assets and a monthly management fee from the Portfolio, computed and accrued daily, at an annual rate of 0.45% of Average Daily Net Assets of the Portfolio for the first $1 billion, 0.40% of average net assets of the Portfolio for the next $1 billion and 0.35% of Average Daily Net Assets of the Portfolio for over $2 billion. However, Highland may waive a portion of its fees.



     Highland provides office space and executive and other personnel to the Fund and bears any sales or promotional expenses. The Fund pays all expenses other than those paid by Highland, including but not limited to printing and postage charges, securities registration and custodian fees.



     Portfolio Managers. The Portfolio's portfolio is managed by a portfolio management team. The members of the team who are primarily responsible for the day-to-day management of the Fund's portfolio are Messrs. Okada and Dougherty.



     Mr. Okada has been Executive Vice President of Highland since March 1993 and is Executive Vice President of Prospect Street(R) High Income Portfolio Inc. ("PHY") and Prospect Street(R) Income Shares Inc. ("CNN"). From July 1990 to March 1993, Mr. Okada was Manager-Fixed Income for Protective Asset Management Company, where his responsibilities included management and administration of approximately $1.3 billion in bank loan purchases, credit evaluation of fixed-income assets and quantitative analysis for special projects. Prior to July 1990, Mr. Okada was employed by Hibernia National Bank, where he most recently served as Vice President and Section Head of the Capital Markets Group and was responsible for a portfolio of $1 billion in highly leveraged transactions. Prior thereto, he was a management trainee for Mitsui Manufacturers Bank. Mr. Okada graduated with honors from UCLA with a B.S. in Economics and a B.S. in Psychology in 1984. Mr. Okada is a Chartered Financial Analyst, and is a member of the Dallas Society of Security Analysts.



     Mr. Dougherty is a Portfolio Manager at Highland and heads Highland's retail funds effort. In this capacity, Mr. Dougherty oversees investment decisions for the retail funds, alongside several other portfolio managers, and manages the team dedicated to their day-to-day administration. He also serves as a Director, Chairman and Senior Vice President of PHY and CNN. Prior to his current duties, Mr. Dougherty served as Portfolio Analyst for the Adviser from 1998 to 1999. As a Portfolio Analyst, Mr. Dougherty also helped follow companies within the chemical, retail, supermarket and restaurant sectors. Prior to joining Highland, Mr. Dougherty served as an Investment Analyst with Sandera Capital Management from 1997 to 1998. Formerly, he was a Business Development Manager at Akzo Nobel from 1994 to 1996 and a Senior Accountant at Deloitte and Touche, LLP from 1992 to 1994. He received a BS in Accounting from Villanova University and an MBA from Southern Methodist University. Mr. Dougherty is a Chartered Financial Analyst and a Certified Public Accountant.



     The Statement of Additional Information provides additional information about Mr. Okada and Mr. Dougherty, including their compensation structure, other accounts they manage and their ownership of securities in the Funds.

     Legal Proceedings. Prior to April 15, 2004, the Fund was advised by Columbia Management and was part of the Columbia Funds Complex (the "Columbia Funds"). Several Columbia Funds are defendants in civil lawsuits that have been transferred and consolidated for pretrial proceedings in the United States District Court for the District of Maryland in the Special Multi-District Litigation proceeding (Index No. 04-MO-15863) created for actions involving market timing issues against mutual fund complexes. The lawsuits have been commenced as putative class actions on behalf of investors who purchased, held or redeemed shares of the Funds during specified periods or as derivative actions on behalf of the Funds. The lawsuits seek, among other things, unspecified compensatory damages plus interest and, in some cases, punitive damages, the rescission of investment advisory contracts, the return of fees paid under those contracts, and restitution. The consolidated amended class action complaint against Columbia Management affiliated defendants was filed on September 29, 2004 and does not name the Fund as a defendant or nominal defendant. The consolidated amended fund derivative complaint against Columbia Management affiliated defendants was also filed on September 29, 2004 and names the Columbia Funds, collectively, as nominal defendants.



     On March 2, 2005, four civil revenue sharing actions alleging, among other things, that various mutual funds (including the Fund) advised by Columbia Management and Columbia Wanger Asset Management L.P. inappropriately used fund assets to pay brokers to promote the funds by directing fund brokerage transactions to such brokers and did not fully disclose such arrangements to shareholders, and charged excessive 12b-1 fees, were consolidated into a single action in the United States District Court for Massachusetts (In re Columbia Entities Litigation, Civil Action No. 04-11704-REK). On June 9, 2005, plaintiffs filed a consolidated amended class action complaint and a motion for class certification. On or about August 8, 2005, all defendants (including the Fund) filed motions to dismiss the consolidated amended complaint. The court has not decided either the class certification or dismissal motions.



     Administrator/Sub-Administrator. Highland provides administration services to the Fund for a monthly administration fee at the annual rate of 0.20% of the Fund's Average Daily Net Assets. Under a separate sub-administration agreement, Highland has delegated certain administrative functions to PFPC Inc. ("PFPC"), 760 Moore Road, King of Prussia, Pennsylvania, 19406. Prior to October 18, 2004, Columbia Management provided administration and other services to the Fund for a monthly administration fee at the annual rate of 0.20% of the Fund's Average Daily Net Assets.



     Accounting Services Agent. PFPC provides accounting services to the Fund pursuant to an accounting services agreement dated October 18, 2004. Prior to October 18, 2004, Columbia Management was responsible for providing pricing and bookkeeping services to the Fund under a pricing and bookkeeping agreement.


     Distributor. Fund shares are offered for sale through PFPC Distributors, Inc., 760 Moore Road, King of Prussia, Pennsylvania 19406.


     Transfer Agent. PFPC is the agent of the Fund for the transfer of shares, disbursement of dividends, and maintenance of shareholder accounting records. Under a separate agreement, PFPC Inc. also provides certain fund accounting services to the Fund. Prior to October 18, 2004, Columbia Fund Services, Inc. provided transfer agency services to the Fund.



     Custodian. PFPC Trust Company, 8800 Tinicum Boulevard, Philadelphia, Pennsylvania 19153, is the custodian of the Fund and the Portfolio. PFPC Trust Company, among other things, attends to the collection of principal and income and payment for and collection of proceeds of securities and other investments bought and sold. Prior to October 18, 2004, State Street Bank and Trust Company served as the Fund's custodian.


                               HOW TO BUY SHARES


     Your financial advisor, broker or other financial intermediary ("financial advisor") can help you establish an appropriate investment portfolio, buy shares, and monitor your investments. When the Fund receives your purchase request in "good form," your shares will be bought at the next calculated NAV. "Good form" means that you placed your order with your financial advisor or your payment has been received and your application is complete, including all necessary signatures. The Fund has authorized one or more financial advisors to receive on its behalf purchase and redemption orders. These financial advisors are authorized to designate other intermediaries to receive purchase and redemption orders on the Fund's behalf. The Fund will be deemed to have received a purchase or redemption order when an authorized financial advisor or its authorized designee receives the order. Customer orders will be priced at the Fund's NAV next computed after they are received by an authorized financial advisor or its authorized designee and accepted by the Fund. Investors may be charged a fee if they effect a transaction in Fund shares through either a financial advisor or its authorized designee.


     The USA Patriot Act may require the Fund, an authorized financial advisor or its authorized designee to obtain certain personal information from you, which will be used to verify your identity. If you do not provide the information, it may not be possible to open your account. If the Fund, authorized financial advisor or authorized designee is unable to verify your customer information, it reserves the right to close your account or to take such other steps as it deems reasonable.

     Outlined below are various options for buying shares:


METHOD                                                         INSTRUCTIONS
------                                         ---------------------------------------------
Through your financial advisor...............  Your financial advisor can help you establish your account and buy Fund shares on your
                                               behalf. To receive the current trading day's
                                               price, your financial advisor must receive
                                               your request prior to the close of regular
                                               trading on the NYSE, usually 4:00 p.m.
                                               Eastern time. Your financial advisor may
                                               charge you fees for executing the purchase
                                               for you.
By check (new account).......................  For new accounts, send a completed application and check made payable to the
                                               Fund c/o the Transfer Agent, PFPC Inc. at the
                                               address noted below*.
By check (existing account)..................  For existing accounts, fill out and return the additional investment stub included in
                                               your account statement, or send a letter of
                                               instruction including the Fund name and
                                               account number with a check made payable to
                                               the Fund c/o the Transfer Agent, PFPC Inc. at
                                               the address noted below*.
By exchange..................................  You or your financial advisor may acquire shares of the Fund for your account by
                                               exchanging Class Z shares you own in Highland
                                               Floating Rate Advantage Fund for Class Z
                                               shares of the Fund at no additional cost. You
                                               can also exchange shares in the RBB Money
                                               Market Fund (the "Money Market Fund") for
                                               Fund shares. To exchange, send written
                                               instructions to the Fund c/o the Transfer
                                               Agent, PFFC Inc. at the address noted below*
                                               or call (877) 665-1287.
By wire......................................  You may purchase shares of the Fund by wiring money from your bank account to your Fund
                                               account. Send funds by wire to:
                                               PNC Bank, N.A.
                                               Philadelphia, PA
                                               ABA #031-0000-53
                                               FFC #8615597735
                                               Highland Funds
                                               FBO: (Shareholder Fund/Account number)
                                               If your initial purchase of shares is by
                                               wire, you must complete a new account
                                               application and promptly mail it to the Fund
                                               c/o the Transfer Agent, PFPC Inc. at the
                                               address noted below.* After completing a new
                                               account application, please call (877)
                                               665-1287 to obtain your account number.
                                               Please include your account number on the
                                               wire.

METHOD                                                         INSTRUCTIONS
------                                         ---------------------------------------------
By electronic funds transfer via automated
  clearing house (ACH).......................  You may purchase shares of the Fund by electronically transferring money from your
                                               bank account to your Fund account by calling
                                               (877) 665-1287. An electronic funds transfer
                                               may take up to two business days to settle
                                               and be considered in "good form." You must
                                               set up this feature prior to your telephone
                                               request. Be sure to complete the appropriate
                                               section of the application.
Automatic investment plan....................  You may make monthly or quarterly investments automatically from your bank account to your
                                               Fund account. You may select a pre-authorized
                                               amount to be sent via electronic funds
                                               transfer. For this feature, please call the
                                               Fund at (877) 665-1287 or visit the Fund's
                                               website (http://www.highlandfunds.com).


---------------


* Regular Mail: Send to the Fund c/o PFPC Inc., P.O. Box 9840, Providence, RI 02940.


  Overnight Mail: Send to the Fund c/o PFPC Inc., 101 Sabin Street, Pawtucket, RI 02860.


                               ELIGIBLE INVESTORS

     Only Eligible Investors may purchase Class Z shares. Eligible Investors are as follows:

     - Clients of broker-dealers or registered investment advisers that both recommend the purchase of Fund shares and charge clients an asset-based fee;

     - A retirement plan (or the custodian for such plan) with aggregate plan assets of at least $5 million at the time of purchase and which purchases shares directly from the Fund or through a third party broker-dealer;

     - Any insurance company, trust company or bank purchasing shares for its own account;


     - Any endowment, investment company or foundation; and



     - Any trustee of the Fund, any employee of Highland Capital Management, L.P. and any family member of any such trustee or employee


     The Fund reserves the right to change the criteria for Eligible Investors. The Fund also reserves the right to refuse a purchase order for any reason, including if it believes that doing so would be in the best interests of the Fund and its shareholders.

                             MULTIPLE SHARE CLASSES

     Choosing a Share Class. The Fund offers one class of shares in this Prospectus -- Class Z shares, which are available to Eligible Investors at NAV without a sales charge or CDSC. The Fund also offers Class A, B and C shares through a separate prospectus.

                           PERIODIC REPURCHASE OFFERS

     The Board has adopted share repurchase policies as fundamental policies. These policies, which may not be changed without the vote of the holders of a majority of the Fund's outstanding voting securities (as defined in the 1940
Act), provide that each calendar quarter, the Fund intends to make a Repurchase Offer to repurchase a portion of the outstanding shares from shareholders who request repurchases. The price of the repurchases of shares normally will be the NAV per share determined as of the close of regular trading on the NYSE on the date the Repurchase Offer ends or within a maximum of 14 days after the Repurchase Offer ends as described below.

     Repurchase Procedure. At the beginning of each Repurchase Offer, shareholders will be notified in writing about the Repurchase Offer, how they may request that the Fund repurchase their shares and the Repurchase Request

Deadline, which is the date the Repurchase Offer ends. The time between the notification of the shareholders and the Repurchase Request Deadline may vary from no more than six weeks to no less than three weeks. For each Repurchase Offer, it is anticipated that each Repurchase Request Deadline will be on or about the 15th day in each of the months of March, June, September and December, or, if the 15th day is not a business day, the next business day. The repurchase price of the shares will be the NAV as of the close of regular trading on the NYSE on the Repurchase Pricing Date. It is anticipated that normally the Repurchase Pricing Date will be the same date as the Repurchase Request Deadline, and if so, the Repurchase Request Deadline will be set for a time no later than the close of regular trading on the NYSE on such date. The Fund has determined that the Repurchase Pricing Date may occur no later than the 14th day after the Repurchase Request Deadline or the next business day if the 14th day is not a business day.

     The Board may establish other policies for repurchases of shares that are consistent with the 1940 Act and other pertinent laws. Shares offered for repurchase by shareholders by any Repurchase Request Deadline will be repurchased subject to the aggregate repurchase amounts established for that Repurchase Request Deadline. Repurchase proceeds will be paid to shareholders in cash prior to the Repurchase Payment Deadline.

     Repurchase Offers and the need to fund repurchase obligations may affect the ability of the Portfolio to be fully invested, which may reduce returns. Moreover, diminution in the size of the Fund through repurchases without offsetting new sales may result in untimely sales of Senior Loans and a higher expense ratio and may limit the ability of the Fund to participate in new investment opportunities. The Fund may borrow to meet repurchase obligations, which entails certain risks and costs. (See "Borrowing") The Fund may also sell Senior Loans to meet repurchase obligations which, in certain circumstances, may adversely affect the market for Senior Loans and reduce the Fund's value.

     Repurchase Amounts. The Board, or a committee thereof, in its sole discretion, will determine the number of shares that the Fund will offer to repurchase (the "Repurchase Offer Amount") for a given Repurchase Request Deadline. However, the Repurchase Offer Amount will be at least 5% and no more than 25% of the total number of shares outstanding on the Repurchase Request Deadline.


     If shareholders offer for repurchase more than the Repurchase Offer Amount for a given Repurchase Offer, the Fund may repurchase an additional amount of shares of up to 2% of the shares outstanding on the Repurchase Request Deadline. If the Fund determines not to repurchase more than the Repurchase Offer Amount, or if the Fund determines to repurchase the additional 2% of the shares outstanding, but Fund shareholders offer shares for repurchase in excess of that amount, the Fund will repurchase the shares on a pro rata basis. In the event there is an oversubscription of a Repurchase Offer, shareholders may be unable to liquidate all or a given percentage of their investment in the Fund during the Repurchase Offer.


     Notices to Shareholders. Notice of each quarterly Repurchase Offer (and any additional discretionary repurchase offers) will be given to each beneficial owner of shares between 21 and 42 days before each Repurchase Request Deadline. The notice will contain information shareholders should consider in deciding whether or not to offer their shares for repurchase. The notice will also include detailed instructions on how to offer shares for repurchase. The notice will state the Repurchase Offer Amount. The notice will also identify the dates of the Repurchase Request Deadline, scheduled Repurchase Pricing Date, and scheduled Repurchase Payment Deadline. The notice will describe the risk of fluctuation in the NAV between the Repurchase Request Deadline and the Repurchase Pricing Date, if such dates do not coincide, and the possibility that the Fund may use an earlier Repurchase Pricing Date than the scheduled Repurchase Pricing Date (if the scheduled Repurchase Pricing Date is not the Repurchase Request Deadline). The notice will describe (i) the procedures for shareholders to offer their shares for repurchase, (ii) the procedures for the Fund to repurchase shares on a pro rata basis, (iii) the circumstances in which the Fund may suspend or postpone a Repurchase Offer, and (iv) the procedures that will enable shareholders to withdraw or modify their offers of shares for repurchase until the Repurchase Request Deadline. The notice will set forth the NAV of the shares to be repurchased no more than seven days before the date of notification, and how shareholders may ascertain the NAV after the notification date.


     Repurchase Price. The current NAV of the shares is computed daily. The Fund's Board has determined that the time at which the NAV will be computed will be as of the close of regular trading on the NYSE. You may call (877) 665-1287 to learn the NAV per share. The notice of the Repurchase Offer will also provide information concerning the NAV per share, such as the NAV as of a recent date or a sampling of recent NAVs, and a toll-free number for information regarding the Repurchase Offer.

     Suspension or Postponement of Repurchase Offer. The Fund may suspend or postpone a Repurchase Offer only: (a) if making or effecting the Repurchase Offer would cause the Fund to lose its status as a regulated investment company under the Code; (b) for any period during which the NYSE or any market on which the securities owned by the Fund are principally traded is closed, other than customary weekend and holiday closings, or during which trading in such market is restricted; (c) for any period during which an emergency exists as a result of which disposal by the Fund of securities owned by it is not reasonably practicable, or during which it is not reasonably practicable for the Fund fairly to determine the value of its net assets; or (d) for such other periods as the SEC may by order permit for the protection of shareholders of the Fund.

     Liquidity Requirements. The Fund and the Portfolio must maintain liquid assets equal to the Repurchase Offer Amount from the time that the notice is sent to shareholders until the Repurchase Pricing Date. The Fund and the Portfolio will ensure that a percentage of its respective net assets equal to at least 100% of the Repurchase Offer Amount consists of assets (a) that can be sold or disposed of in the ordinary course of business at approximately the price at which the Fund or the Portfolio, as applicable, has valued the investment within the time period between the Repurchase Request Deadline and the Repurchase Payment Deadline; or (b) that mature by the Repurchase Payment Deadline.

     The Board of the Portfolio has adopted procedures that are reasonably designed to ensure that the assets are sufficiently liquid so that the Fund and the Portfolio can comply with the Repurchase Offer and the liquidity requirements described in the previous paragraph. If, at any time, the Fund or the Portfolio falls out of compliance with these liquidity requirements, the Board will take whatever action it deems appropriate to ensure compliance.

                                NET ASSET VALUE

     The purchase or redemption price of Fund shares is generally the NAV per share. The Fund determines the NAV of each class of its shares as of the close of regular trading on the NYSE (normally 4:00 p.m., Eastern time) by dividing the difference between the values of each class' assets less its liabilities by the number of that class's shares outstanding. NAV will not be determined on days when the NYSE is closed unless, in the judgment of the Board, the NAV should be determined on any such day, in which case the determination will be made at 4:00 p.m., Eastern time.


     The value of the Fund's assets is based on the current market value of its investments. For securities with readily available market quotations, the Fund uses those quotations for pricing. When portfolio securities are traded on the relevant day of valuation, the valuation will be the last reported sale price on that day. If there are no such sales on that day, the security will be valued at the mean between the most recently quoted bid and asked prices from principal market maters. Securities without a sale price or bid and ask quotations on the valuation day will be priced by an independent pricing service. If securities do not have readily available market quotations or pricing service prices, including circumstances under which such are determined not to be accurate or current (including when events materially affect the value of securities occurring between the time when market price is determined and calculation of the Fund's NAV), such securities are valued at their fair value, as determined in good faith in accordance with procedures established by the Fund's Board. In these cases, the Fund's NAV will reflect the affected portfolio securities' value as determined in the judgment of the Board or its designee instead of being determined by the market. Using a fair value pricing methodology to price securities may result in a value that is different from a security's most recent sale price and from the prices used by other investment companies to calculate their NAVs. There can be no assurance that the Fund's valuation of a security will not differ from the amount that it realizes upon the sale of such security.


                         DISTRIBUTIONS AND INCOME TAXES

     Distributions. Income dividends, if any, are declared each business day and paid monthly. Capital gains, if any, are distributed at least annually, usually in December. Shares accrue dividends as long as they are issued and outstanding (i.e., from the date the payment for the purchase order is received to the day before the repurchase settles).

     Dividend payments are not guaranteed and may vary with each payment. The Fund does not pay "interest" or guarantee any fixed rate of return.

     If you do not indicate on your application your preferences for handling distributions, the Fund will automatically reinvest all distributions in additional shares of the Fund. You can choose one of the following options for distributions when you open your account: (1) reinvest all distributions in additional shares of the Fund; (2) receive dividends in cash and reinvest capital gains; or (3) receive all distributions in cash. Distributions of $10 or less will automatically be reinvested in additional shares. If you elect to receive distributions by check and the check is returned as undeliverable, or if you do not cash a distribution check within six months of the check date, the distribution will be reinvested in additional shares.

     The Fund is authorized to borrow money subject to certain restrictions. (See "Other Investment Practices") Under the 1940 Act, the Fund may not declare any dividend or other distribution on its shares unless the Fund has, at the time of declaration, asset coverage of at least 300% of its aggregate indebtedness, after deducting the amount of the distribution. This limitation may impair the Fund's ability to maintain its qualification for taxation as a regulated investment company.

     Income Taxes. The Fund intends to satisfy those requirements relating to the sources of its income, the distribution of its income, and the diversification of its assets necessary to qualify for the special tax treatment afforded to regulated investment companies under the Code and thereby be relieved of federal income or excise taxes to the extent that it distributes its net investment income and net realized capital gains to shareholders in accordance with the requirements imposed by the Code. For a detailed discussion of tax issues pertaining to the Fund, see "Additional Income Tax Considerations" in the SAI.

     Your distributions will be taxable to you whether received in cash or reinvested in additional shares. For federal income tax purposes, any distribution that is paid in January but was declared in October, November or December of the prior calendar year is deemed paid on December 31 in the prior calendar year.

     You will be subject to federal income tax at ordinary rates on income dividends and distributions of net short-term capital gains, unless such dividends are "qualified dividend income" (as defined in the Code) eligible for a reduced rate of tax. The Fund expects that none of its dividends will qualify for treatment as "qualified dividend income." Distributions of net long-term capital gains will be taxable to you as long-term capital gains regardless of the length of time you have held your shares.

     You will be advised annually as to the source of distributions for tax purposes. If you are not subject to tax on your income, you will not be required to pay tax on these amounts.

     Income received by the Portfolio with respect to foreign securities may give rise to withholding and other taxes imposed by foreign countries. Tax conventions between certain countries and the United States may reduce or eliminate such taxes. It is not expected that the Fund will be eligible to "pass through" to its investors any such foreign taxes that are allocable to the Fund, and accordingly, it is not expected that you will be entitled to claim a deduction or credit on account of any such foreign taxes when computing your federal income tax liability.


     If you are neither a resident nor a citizen of the United States, or if you are a foreign entity, the Fund's ordinary income dividends (which include distributions of net short-term capital gains) will generally be subject to a 30% U.S. withholding tax, unless a lower treaty rate applies; provided, however, that for taxable years of the Fund beginning after December 31, 2005, but not beginning after December 31, 2008, your interest-related dividends and short-term capital gain dividends from the Fund generally will not be subject to such U.S. withholding tax if the Fund receives prescribed certifications from you as to your non-U.S. status.


     If you offer all of your shares for repurchase pursuant to a Repurchase Offer (and you do not own any other shares pursuant to attribution rules contained in the Code), you may realize a taxable gain or loss depending upon your basis in the shares. Such gain or loss realized on the disposition of shares (whether pursuant to a Repurchase Offer or in connection with a sale or other taxable disposition of shares in a secondary market) generally will be treated as long-term capital gain or loss if the shares have been held as a capital asset for more than one year and as short-term capital gain or loss if held as a capital asset for one year or less. If shares are sold at a loss after being held for six months or less, the loss will be treated as long-term instead of short-term capital loss to the extent of any capital gain distributions received on those shares. All or a portion of any loss realized on a sale or exchange of shares of the Fund will be disallowed if you acquire other Fund shares within 30 days before or after the disposition. In such a case, the basis of the shares acquired will be adjusted to reflect the disallowed loss.

     Different tax consequences may apply to shareholders whose shares are repurchased (other than shareholders who offer all of their shares for repurchase as described in the previous paragraph) and to shareholders who do not offer their shares for repurchase in connection with the Repurchase Offer. For example, if a shareholder offers for repurchase fewer than all his or her shares, the proceeds received could be treated as a taxable dividend, a return of capital, or capital gain depending on the portion of shares repurchased, the Fund's earnings and profits, and the shareholder's basis in the repurchased shares. Moreover, when fewer than all shares owned by a shareholder are repurchased pursuant to a Repurchase Offer, there is a remote possibility that shareholders whose shares are not repurchased may be considered to have received a deemed distribution that is taxable to them in whole or in part. You may wish to consult your tax advisor prior to offering your shares for repurchase.

     Backup Withholding. The Fund may be required to withhold federal income tax ("backup withholding") from certain payments to a shareholder, generally distribution payments and redemption proceeds. Backup withholding may be required if:

     - the shareholder fails to furnish its properly certified Social Security or other tax identification number;

     - the shareholder fails to certify that its tax identification number is correct, that it is not subject to backup withholding due to the underreporting of certain income or that it is a United States person;

     - the Internal Revenue Service ("IRS") informs the Fund that the shareholder's tax identification number is incorrect; or

     - the shareholder otherwise fails to establish an exemption from backup withholding.

     These certifications are contained in the application that you should complete and return when you open an account. The Fund must promptly pay to the IRS all amounts withheld. Therefore, it is usually not possible for the Fund to reimburse you for amounts withheld. You may, however, claim the amount withheld as a credit on your federal income tax return.

     The federal income tax discussion set forth above is for general information only. Prospective investors should consult their tax advisors regarding the specific federal and state tax consequences of purchasing, holding and disposing of shares, as well as the effects of other state, local and foreign tax laws and any proposed tax law changes.

                     ORGANIZATION AND DESCRIPTION OF SHARES

     The Fund is a Massachusetts business trust organized under an Agreement and Declaration of Trust ("Declaration of Trust") dated August 13, 1998, which provides that each shareholder shall be deemed to have agreed to be bound by the terms thereof. The Declaration of Trust may be amended by a vote of either the Fund's shareholders or its Trustees. The Fund offers four classes of shares -- Class A, Class B, Class C and Class Z. Class A, Class B and Class C shares are offered through a separate prospectus.

     Under Massachusetts law, shareholders of a Massachusetts business trust such as the Fund could, in some circumstances, be held personally liable for unsatisfied obligations of the trust. However, the Declaration of Trust provides that persons extending credit to, contracting with, or having any claim against the Fund shall look only to its assets for payment under such credit, contract or claim, and that the shareholders, Trustees and officers of the Fund shall have no personal liability therefor. The Declaration of Trust requires that notice of such disclaimer of liability be given in each contract, instrument or undertaking executed or made on behalf of the Fund. Further, the Declaration of Trust provides for indemnification of any shareholder against any loss and expense arising from personal liability solely by reason of being or having been a shareholder. Thus, the risk of a shareholder incurring financial loss on account of shareholder liability is believed to be remote, because it would be limited to circumstances in which the disclaimer was inoperative and the Fund was unable to meet its obligations.

     The shares are not, and are not expected to be, listed for trading on any national securities exchange nor, to the Fund's knowledge, is there, or is there expected to be, any secondary trading market in the shares.

     Dividends, Voting and Liquidation Rights. Each common share of beneficial interest of the Fund has one vote and shares equally with other shares of its class in dividends and distributions when and if declared by the Fund and in the Fund's net assets upon liquidation. All shares, when issued, are fully paid and are non-assessable by the Fund. There are no preemptive or conversion rights applicable to any of the common shares except for such conversion rights that may be established by the Trustees in connection with the designation of a class of shares including the conversion of Class B shares to Class A shares eight years after purchase. Fund shares do not have cumulative voting rights and, as such, holders of more than 50% of the shares voting for Trustees can elect all Trustees and the remaining shareholders would not be able to elect any Trustees. The Fund does not intend to hold annual meetings of shareholders.

     Anti-Takeover Provisions in the Declaration of Trust. The Declaration of Trust includes provisions that could have the effect of limiting the ability of other entities or persons to acquire control of the Fund. In addition, in the event a secondary market were to develop in the shares, such provisions could have the effect of depriving shareholders of an opportunity to sell their shares at a premium over prevailing market prices.


     The Declaration of Trust requires the favorable vote of the holders of not less than three-fourths of the outstanding shares then entitled to vote to authorize certain transactions, unless at least three-fourths of the members of the Fund's Board then in office and at least three-fourths of the Independent Trustees who have acted in such capacities for at least 12 months authorize such transaction and then only a vote of the majority of the holders of the outstanding shares then entitled to vote is required.


     The Board has determined that the voting requirements described above, which are greater than the minimum requirements under Massachusetts law or the 1940 Act, are in the best interests of shareholders generally. Reference should be made to the Declaration of Trust on file with the SEC for the full text of these provisions.

     Status of Shares. The Board may classify or reclassify any issued or unissued shares of the Fund into shares of any class by redesignating such shares or by setting or changing in any one or more respects, from time to time, prior to the issuance of such shares, the preferences, conversion or other rights, voting powers, restrictions, limitations as to dividends, qualifications, or terms or conditions of repurchase of such shares. Any such classification or reclassification will comply with the provisions of the 1940 Act.


     As of November 30, 2005, the following shares of the Fund were outstanding:



                                                                (3)                 (4)
                                                 (2)        AMOUNT HELD     AMOUNT OUTSTANDING
(1)                                             AMOUNT     BY FUND OR FOR   EXCLUSIVE OF AMOUNT
TITLE OF CLASS                                AUTHORIZED    ITS ACCOUNT       SHOWN UNDER(3)
--------------                                ----------   --------------   -------------------
Class A.....................................  Unlimited          0            43,036,833,962
Class B.....................................  Unlimited          0            16,587,547,166
Class C.....................................  Unlimited          0            40,923,080,820
Class Z.....................................  Unlimited          0            19,920,343,237


              MASTER FUND/FEEDER FUND: STRUCTURE AND RISK FACTORS

     The Fund seeks to achieve its objective by investing all of its assets in another closed-end fund, the Portfolio, having an investment objective identical to that of the Fund. The initial shareholder of the Fund approved this policy of permitting the Fund to act as a feeder fund by investing in the Portfolio. Please refer to "Investment Objective and Policies" for a description of the investment objectives, policies, and restrictions of the Portfolio. The management and expenses of both the Fund and the Portfolio are described under "Fund Expenses" and "Management -- Fees and Expenses." The Fund bears its proportionate share of Portfolio expenses.

     The common investment objective of the Fund and the Portfolio is non-fundamental and may be changed without shareholder approval, subject, however, to at least 30 days' advance written notice to the Fund's shareholders. The fundamental policies of the Fund, and the corresponding fundamental policies of the Portfolio, can be changed only with shareholder approval. If the Fund, as a Portfolio investor, is requested to vote on a proposed change in a fundamental policy of the Portfolio or any other matter pertaining to the Portfolio (other than continuation of the business of the Portfolio after withdrawal of another investor), the Fund will solicit proxies from its shareholders and vote its interest in the Portfolio for and against such matters proportionately to the instructions to vote for and against such matters received from the Fund's shareholders. The Fund will vote shares for which it receives no voting instructions in the same proportion as the shares for which it receives voting instructions. There can be no assurance that any matter receiving a majority of votes cast by the Fund's shareholders will receive a majority of votes cast by all Portfolio investors. If other investors hold a majority interest in the Portfolio, they could have voting control over the Portfolio.

     In the event that the Portfolio's fundamental policies were changed so as to be inconsistent with those of the Fund, the Board of the Fund would consider what action might be taken, including changes to the Fund's fundamental policies, withdrawal of the Fund's assets from the Portfolio and investment of such assets in another pooled investment entity, or the retention of another investment adviser. Any of these actions would require the approval of the Fund's shareholders. The Fund's inability to find a substitute master fund or comparable investment management could have a significant impact upon its shareholders' investments. Any withdrawal of the Fund's assets could result in a distribution in kind of Senior Loans (as opposed to a cash distribution) to the Fund. Should such a distribution occur, the Fund would incur brokerage fees or other transaction costs in converting such Senior Loans to cash. In addition, a distribution in kind could result in a less diversified portfolio of the Fund and could affect the liquidity of the Fund.

     The Portfolio may permit other investment companies and/or other institutional investors to invest, but members of the general public may not invest directly in the Portfolio. Other investors in the Portfolio are not required to sell their shares at the same public offering price as the Fund, and could incur different administrative fees, expenses, and sales commissions than the Fund. Therefore, Fund shareholders might have different investment returns than shareholders in another investment company that invests exclusively in the Portfolio. Investment by such other investors in the Portfolio would provide funds for the purchase of additional Senior Loans and would tend to reduce the Portfolio's operating expenses as a percentage of its net assets. Conversely, large-scale redemptions by any such other investors in the Portfolio could result in untimely liquidations of the Portfolio's Senior Loans, loss of investment flexibility, and increases in the operating expenses of the Portfolio as a percentage of its net assets. As a result, the Portfolio's security holdings may become less diverse, resulting in increased risk.


     Information regarding any other investors in the Portfolio may be obtained by writing to Highland Capital Management, L.P., 13455 Noel Road, Suite 1300, Dallas, Texas 75240 or by calling (877) 665-1287. Highland may provide administrative or other services to one or more such investors.


                              SHAREHOLDER REPORTS

     The Fund issues reports to its shareholders annually and semi-annually that include financial information.

                              FINANCIAL STATEMENTS


     Copies of the Fund's Annual and Semi-annual Reports to shareholders are available, upon request, by calling the Fund at (877) 665-1287, visiting the Fund's web site (http://www.highlandfunds.com) or writing to the Fund c/o PFPC Inc., P.O. Box 9840, Providence, RI 02940.

                              TABLE OF CONTENTS OF
                      STATEMENT OF ADDITIONAL INFORMATION


                                                              PAGE
                                                              ----
The Fund....................................................    2
Investment Policies.........................................    2
Portfolio Investments and Strategies........................    3
Investment Restrictions.....................................   10
Repurchase Offer Fundamental Policy.........................   12
Management..................................................   12
Financial Statements........................................   18
Control Persons and Principal Shareholders..................   19
Investment Advisory Services................................   19
Information Regarding Portfolio Managers....................   21
Administrator/Sub-Administrator.............................   23
Accounting Services Agent...................................   24
Distributor.................................................   25
Transfer Agent..............................................   27
Custodian...................................................   27
Independent Registered Public Accounting Firm...............   28
Programs for Reducing or Eliminating Sales Charges..........   28
Portfolio Transactions......................................   30
Additional Income Tax Considerations........................   31
Appendix -- Ratings Categories..............................   33

(HIGHLAND FUNDS LOGO)


Highland Funds
c/o PFPC
101 Sabin Street
Pawtucket, RI 02860



                              www.highlandfunds.com



                                                                  2006-FRF-PROSZ

            Statement of Additional Information Dated January 1, 2006


                           HIGHLAND FLOATING RATE FUND
                               CLASS A, B, C AND Z


                13455 Noel Road, Suite 1300, Dallas, Texas 75240
                                 (877) 665-1287



     This Statement of Additional Information ("SAI") is not a prospectus but provides additional information that should be read in conjunction with the Fund's Prospectuses dated January 1, 2006, and any supplements thereto. Copies of the Fund's Prospectuses are available, upon request, by calling the Fund at
(877) 665-1287, visiting the Fund's web site (http://www.highlandfunds.com) or writing to the Fund c/o PFPC Inc., P.O. Box 9840, Providence, RI 02940. Capitalized terms used in this SAI and not otherwise defined have the meanings given them in the Fund's Prospectuses.


                                TABLE OF CONTENTS


                                                                            Page
                                                                            ----
The Fund.................................................................     2
Investment Policies......................................................     2
Portfolio Investments and Strategies.....................................     3
Investment Restrictions..................................................    10
Repurchase Offer Fundamental Policy......................................    12
Management...............................................................    12
Financial Statements.....................................................    18
Control Persons and Principal Shareholders...............................    19
Investment Advisory Services.............................................    19
Information Regarding Portfolio Managers.................................    21
Administrator/Sub-Administrator..........................................    23
Accounting Services Agent................................................    24
Distributor..............................................................    25
Transfer Agent...........................................................    27
Custodian................................................................    27
Independent Registered Public Accounting Firm............................    28
Programs for Reducing or Eliminating Sales Charges.......................    28
Portfolio Transactions...................................................    30
Additional Income Tax Considerations.....................................    31
Appendix -- Ratings Categories...........................................    33

                                    THE FUND


          Highland Floating Rate Fund (the "Fund") is a non-diversified, closed-end management investment company. The Fund is engaged in a continuous public offering of its shares. The Fund makes Repurchase Offers on a quarterly basis to repurchase between 5% and 25% of its outstanding shares at the then current net asset value of the shares. On October 18, 2004, the Fund's name was changed from Columbia Floating Rate Fund to its current name. The Fund offers four classes of shares--Classes A, B, C, and Z. The Fund discontinued selling Class B shares to new and existing investors following the close of business on May 2, 2005. Existing investors may still reinvest distributions in Class B shares.


     Highland Capital Management, L.P. ("Highland" or the "Adviser") provides administrative services and investment advisory services to the Fund.

     Special Considerations Regarding Master Fund/Feeder Fund Structure. Rather than invest in securities directly, the Fund seeks to achieve its objective by pooling its assets with those of other investment companies for investment in Highland Floating Rate Limited Liability Company (the "Portfolio"), which has the same investment objective and substantially the same investment policies as the Fund. The purpose of such an arrangement is to achieve greater operational efficiencies and reduce costs. For more information, please refer to the Prospectus under the caption "Master Fund/Feeder Fund: Structure and Risk Factors." The Fund's investment experience will correspond directly to the investment experience of the Portfolio.

                               INVESTMENT POLICIES

     The following information supplements the discussion of the investment objective and policies of the Fund and of the Portfolio described in the Prospectuses. In pursuing its objective, the Fund and the Portfolio will invest as described below and may employ the investment techniques described in the Prospectuses and elsewhere in this SAI. The investment objective of the Fund and the Portfolio is a non-fundamental policy and may be changed by the Board of Trustees of the Fund or the Board of Managers of the Portfolio, as applicable, without the approval of a "majority of the outstanding voting securities" of the Fund or Portfolio, as applicable. A "majority of the outstanding voting securities" means the approval of the lesser of (i) 67% or more of the shares at a meeting if the holders of more than 50% of the outstanding shares are present or represented by proxy or (ii) more than 50% of the outstanding shares.


     The investment objective of the Fund and of the Portfolio is to provide a high level of current income, consistent with preservation of capital. The Fund seeks to achieve this objective by investing, under normal market conditions, at least 80% of the Portfolio's net assets (plus any borrowings for investment purposes) in interests in Senior Loans of domestic or foreign Borrowers that operate in a variety of industries and geographic regions. Although most Senior Loans are secured, the Portfolio may invest up to 20% of its total assets in interests in Senior Loans that are not secured by any collateral and in other permitted investments (as described below).



     In addition, during normal market conditions, the Portfolio may invest up to 20% (in the aggregate) of its total assets (including assets maintained by the Portfolio as a reserve against any additional loan commitments) in (i) high quality, short-term debt securities with remaining maturities of one year or less; (ii) warrants, equity securities and, in limited circumstances, junior debt securities acquired in connection with the Portfolio's investments in Senior Loans; (iii) Senior Loans of foreign Borrowers that are foreign currency denominated and payments of interest and repayments of principal pursuant to such Senior Loans may be made in foreign currency and (iv) Senior Loans, the interest rates of which are fixed and do not float or vary periodically based upon a benchmark indicator of prevailing interest rates. Such high quality, short-term securities may include commercial paper rated at least BBB, A-3 or higher by Standard & Poor's Ratings Group ("S&P") or Baa, P-3 or higher by Moody's Investors Service, Inc. ("Moody's") (or if unrated, determined by Highland to be of comparable quality), interests in short-term loans and short-term loan participations of Borrowers having short-term debt obligations rated or a short-term credit rating at least in such rating categories (or if having no such rating, determined by Highland to be of comparable quality), certificates of deposit and bankers' acceptances and securities issued or guaranteed by the U.S. government, its agencies or instrumentalities. Such high quality, short-term securities may pay interest at rates that are periodically redetermined or may pay interest at fixed rates. For more information, please refer to the Prospectuses under the caption "Investment Objective and Policies."


                      PORTFOLIO INVESTMENTS AND STRATEGIES


     The following sets forth information about the investment policies of the Fund and the Portfolio and the types of securities the Portfolio may buy. Please read this information together with information in the Prospectuses under the caption "How the Fund or Portfolio Invests."



     Senior Loans. Senior Loans generally are arranged through private negotiations between a Borrower and the Lenders represented in each case by one or more Agents of the several Lenders. Senior Loans in which the Fund will invest generally pay interest at rates that are periodically redetermined by reference to a base lending rate plus a premium, although the Fund may invest up to 20% of its total assets in fixed rate Senior Loans. These base lending rates are generally the Prime Rate, LIBOR, the CD rate or other base lending rates used by commercial lenders. The Senior Loans in the Portfolio's investment portfolio will at all times have a dollar-weighted average time until next interest rate redetermination of 90 days or less. Because of prepayment provisions, the actual remaining maturity of Senior Loans may vary substantially from the stated maturity of such loans. Highland estimates actual average maturity of Senior Loans in the portfolio will be approximately 18-24 months.


     Participations and Assignments. The Portfolio may invest in Participations in Senior Loans, may purchase Assignments of portions of Senior Loans from third parties and may act as one of the group of Primary Lenders.

     When the Portfolio purchases a Participation, the Portfolio will typically enter into a contractual relationship with the Lender selling the Participation, but not with the Borrower. As a result, the Portfolio will assume the credit risk of both the Borrower and the Lender selling the Participation, and the Portfolio may not directly benefit from the collateral supporting the Senior Loan in which it has purchased the Participation. The Portfolio will purchase a Participation only when the Lender selling the Participation, and any other institution interpositioned between such Lender and the Portfolio at the time of investment, have outstanding debt obligations rated investment grade (BBB or A-3 or higher by S&P or Baa or P-3 or higher by Moody's) or, if unrated, determined by Highland to be of comparable quality. The rights of the Portfolio when it acquires a Participation may be different from, and more limited than, the rights of Primary Lenders or of persons who acquire an Assignment. The Portfolio may pay a fee or forgo a portion of interest payments to the Lender selling a Participation or Assignment pursuant to the terms of such Participation or Assignment.

     Debt Restructuring. The Portfolio may purchase and retain in its portfolio an interest in a Senior Loan to a Borrower that has filed for protection under the federal bankruptcy laws or has had an involuntary bankruptcy petition filed against it by its creditors. Highland's decision to purchase or retain such an interest will depend on its assessment of the likelihood that the Portfolio ultimately will receive full repayment of the principal amount of the Senior Loan interests, the likely duration, if any, of a lapse in the scheduled repayment of principal, and prevailing interest rates. At times, in connection with the restructuring of a Senior Loan either outside of bankruptcy court or in the context of bankruptcy court proceedings, the Portfolio may determine or be required to accept equity securities or junior debt securities in exchange for all or a portion of a Senior Loan interest. Depending upon, among other things, Highland's evaluation of the potential value of such securities in relation to the price that could be obtained by the Portfolio at any given time upon sale thereof, the Portfolio may determine to hold such securities in its portfolio. Any equity security or junior debt security held by the Portfolio will not be treated as a Senior Loan and thus will not count toward the 80% of net assets (plus any borrowings for investment purposes) that normally will be invested in Senior Loans.

     Bridge Financing. The Portfolio may acquire interests in Senior Loans that are designed to provide temporary or "bridge" financing to a Borrower pending the sale of identified assets or the arrangement of longer-term loans or the issuance and sale of debt obligations. A Borrower's use of a bridge loan involves a risk that the Borrower may be unable to locate permanent financing to replace the bridge loan, which may impair the Borrower's perceived creditworthiness.

     Other Securities. The Portfolio will acquire warrants, equity securities and junior debt securities only as are incident to the purchase or intended purchase of interests in collateralized Senior Loans. The Portfolio generally will acquire interests in warrants, equity securities and junior debt securities only when Highland believes that the relative value being given by the Portfolio in exchange for such interests is substantially outweighed by the potential value of such instruments.

     Investment in warrants, equity securities and junior debt securities entails certain risks in addition to those associated with investments in Senior Loans. Warrants and equity securities have a subordinate claim on a Borrower's assets as compared with debt securities, and junior debt securities have a subordinate claim on such assets as compared with Senior Loans. As such, the values of warrants and equity securities generally are more dependent on the financial condition of the Borrower and less dependent on fluctuations in interest rates than are the values of many debt securities. The values of warrants, equity securities and junior debt securities may be more volatile than those of Senior Loans and thus may have an adverse impact on the ability of the Portfolio to minimize fluctuations in its NAV.

     Defensive Investment Policy. If Highland determines that market conditions temporarily warrant a defensive investment policy, the Portfolio may (but is not required to) invest, subject to its ability to liquidate its relatively illiquid portfolio of Senior Loans, up to 100% of its assets in cash and high quality, short-term debt securities. The Portfolio may also engage in interest rate and other hedging transactions, lend portfolio holdings, purchase and sell interests in Senior Loans and other portfolio debt securities on a "when-issued" or "delayed-delivery" basis, and enter into repurchase and reverse repurchase agreements. These investment practices involve certain special risk considerations. Highland may use some or all of the following investment practices when, in the opinion of Highland, their use is appropriate. Although Highland believes that these investment practices may further the Portfolio's investment objective, no assurance can be given that the utilization of these investment practices will achieve that result.

     Structured Notes. The Portfolio may invest up to 5% of its total assets in structured notes, including "total rate of return swaps" with rates of return determined by reference to the total rate of return on one or more loans referenced in such notes. The rate of return on the structured note may be determined by applying a multiplier to the rate of total return on the referenced loan or loans. Application of a multiplier is comparable to the use of financial leverage, which is a speculative technique. Leverage magnifies the potential for gain and the risk of loss, because a relatively small decline in the value of a referenced note could result in a relatively large loss in the value of a structured note. Structured notes are treated as Senior Loans for purposes of the Portfolio's policy of normally investing at least 80% of its net assets (plus any borrowings for investment purposes) in Senior Loans.

     Borrowing. The Portfolio may borrow money for the purpose of obtaining short-term liquidity in connection with Repurchase Offers for Fund shares and for temporary, extraordinary or emergency purposes. Under the requirements of the Investment Company Act of 1940, as amended (the "1940 Act"), the Portfolio, immediately after any such borrowings, must have an asset coverage of at least 300%. Asset coverage is the ratio that the value of the total assets of the Portfolio, less all liabilities and indebtedness not represented by senior securities (as that term is defined in the 1940 Act), bears to the aggregate amount of any such borrowings by the Portfolio.

     The rights of any lenders to the Portfolio to receive payments of interest on and repayments of principal of such borrowings will be senior to those of the holders of Portfolio shares, and the terms of any such borrowings may contain provisions that limit certain activities of the Portfolio, including the payment of dividends to holders of Portfolio shares in certain circumstances. Further, the terms of any such borrowings may, and the provisions of the 1940 Act do (in certain circumstances), grant lenders certain voting rights in the event of default in the payment of interest or repayment of principal. In the event that such provisions would impair the Portfolio's status as a regulated investment company, the Portfolio, subject to the ability of the Portfolio to liquidate its relatively illiquid portfolio, intends to repay the borrowings. Interest payments and fees incurred in connection with any such borrowings will reduce the amount of net income available for payment to shareholders. The Portfolio may enter into an agreement with a financial institution providing for a facility, the proceeds of which may be used to finance, in part, repurchases.

     Derivatives. The Portfolio may, but is not obligated to, enter into various interest rate hedging and risk management transactions. Certain of these interest rate hedging and risk management transactions may be considered to involve derivative instruments. A derivative is a financial instrument whose performance is derived at least in part from the performance of an underlying index, security or asset. The values of certain derivatives can be affected dramatically by even small market movements, sometimes in ways that are difficult to predict. There are many different types of derivatives with many different uses. The Portfolio expects to enter into these transactions primarily to seek to preserve a return on a particular investment or portion of its portfolio, and may also enter into such transactions to seek to protect against decreases in the anticipated rate of return on floating or variable rate financial instruments the Portfolio owns or anticipates purchasing at a later date, or for other risk management strategies such as managing the effective dollar-weighted average duration of the Portfolio's investment portfolio. To the extent Securities and Exchange Commission ("SEC") guidance requires segregation of assets for certain derivative transactions the Fund will segregate a portion of its assets while party to these derivative transactions.

     Hedging Transactions. In addition, the Portfolio may also engage in hedging transactions, including entering into put and call options, to seek to protect the value of its portfolio against declines in NAV resulting from changes in interest rates or other market changes. Market conditions will determine whether and in what circumstances the Portfolio would employ any hedging and risk management techniques. The Portfolio will not engage in any of the transactions for speculative purposes and will use them only as a means to hedge or manage the risks associated with assets held in, or anticipated to be purchased for, the investment portfolio or obligations incurred by the Portfolio. The Portfolio will incur brokerage and other costs in connection with its hedging transactions.

     Interest Rate Swaps, Caps and Floors. The Portfolio may enter into interest rate swaps or purchase or sell interest rate caps or floors. The Portfolio will not sell interest rate caps or floors that it does not own. Interest rate swaps involve the exchange by the Portfolio with another party of their respective obligations to pay or receive interest (i.e., an exchange of an obligation to make floating rate payments for an obligation to make fixed rate payments). For example, the Portfolio may seek to shorten the effective interest rate redetermination period of a Senior Loan to a Borrower that has selected an interest rate redetermination period of one year. The Portfolio could exchange the Borrower's obligation to make fixed rate payments for one year for an obligation to make payments that readjust monthly. In such event, the Portfolio would consider the interest rate redetermination period of such Senior Loan to be the shorter period.

     The purchase of an interest rate cap entitles the purchaser, to the extent that a specified index exceeds a predetermined interest rate, to receive payments of interest at the difference between the index and the predetermined rate on a notional principal amount (the reference amount with respect to which interest obligations are determined although no actual exchange of principal occurs) from the party selling such interest rate cap. The purchase of an interest rate floor entitles the purchaser, to the extent that a specified index falls below a predetermined interest rate, to receive payments of interest at the difference between the index and the predetermined rate on a notional principal amount from the party selling such interest rate floor. The Portfolio will not enter into swaps, caps or floors, if, on a net basis, the aggregate notional principal amount with respect to such agreements exceeds the net assets of the Portfolio.

     In circumstances in which Highland anticipates that interest rates will decline, the Portfolio might, for example, enter into an interest rate swap as the floating rate payor or, alternatively, purchase an interest rate floor. In the case of purchasing an interest rate floor, if interest rates declined below the floor rate, the Portfolio would receive payments from its counterparty that would wholly or partially offset the decrease in the payments it would receive with respect to the portfolio assets being hedged. In the case where the Portfolio purchases such an interest rate swap, if the floating rate payments fell below the level of the fixed rate payment set in the swap agreement, the Portfolio's counterparty would pay the Portfolio amounts equal to interest computed at the difference between the fixed and floating rates over the notional principal amount. Such payments would offset or partially offset the decrease in the payments the Portfolio would receive with respect to floating rate portfolio assets being hedged.

     The successful utilization of hedging and risk management transactions requires skills different from those needed in the selection of portfolio securities. The successful use of swaps, caps and floors to preserve the rate of return on a portfolio of Senior Loans depends on Highland's ability to predict correctly the direction and extent of movements in interest rates. Although Highland believes that use of the hedging and risk management techniques described above will benefit the Portfolio, if Highland's judgment about the direction or extent of the movement in interest rates is incorrect, the Portfolio's overall performance could be worse than if it had not entered into any such transaction. For example, if the Portfolio had purchased an interest rate swap or an interest rate floor to hedge against its expectation that interest rates would decline but instead interest rates rose, the Portfolio would lose part or all of the benefit of the increased payments it would receive as a result of the rising interest rates because it would have to pay amounts to its counterparty under the swap agreement or would have paid the purchase price of the interest rate floor.

     Inasmuch as these hedging transactions are entered into for good-faith risk management purposes, Highland and the Portfolio believe such obligations do not constitute senior securities. The Portfolio will usually enter into interest rate swaps on a net basis (i.e., where the two parties make net payments with the Portfolio receiving or paying, as the case may be, only the net amount of the two payments). The net amount of the excess, if any, of the Portfolio's obligations over its entitlements with respect to each interest rate swap will be accrued and an amount of cash or liquid securities having an aggregate NAV at least equal to the accrued excess will be maintained. If the Portfolio enters into a swap on other than a net basis, the Portfolio will maintain the full amount of its obligations under each such swap. Accordingly, the Portfolio does not treat swaps as senior securities. The Portfolio may enter into swaps, caps and floors with member banks of the Federal Reserve System, members of the New York Stock Exchange (the "NYSE") or other entities determined to be creditworthy by Highland, pursuant to procedures adopted and reviewed on an ongoing basis by the Portfolio's Board of Managers. If a default occurs by the other party to such transactions, the Portfolio will have contractual remedies pursuant to the agreements related to the transaction, but such remedies may be subject to bankruptcy and insolvency laws that could affect the Portfolio's rights as a creditor. The swap market has grown substantially in recent years with a large number of banks and financial services firms acting both as principals and as agents utilizing standardized swap documentation. As a result, the swap market has become relatively liquid. Caps and floors are more recent innovations and are less liquid than swaps. There can be no assurance, however, that the Portfolio will be able to enter into interest rate swaps or to purchase interest rate caps or floors at prices or on terms Highland believes are advantageous to the Portfolio. In addition, although the terms of interest rate swaps, caps and floors may provide for termination, there can be no assurance that the Portfolio will be able to terminate an interest rate swap or to sell or offset interest rate caps or floors that it has purchased.

     New Financial Products. New financial products continue to be developed and the Portfolio may invest in any such products as may be developed to the extent consistent with its investment objective and the regulatory and federal tax requirements applicable to investment companies.

     Lending of Portfolio Holdings. The Portfolio may seek to increase its income by lending financial instruments in its portfolio in accordance with present regulatory policies, including those of the Board of Governors of the Federal Reserve System and the SEC. Such loans may be made, without limit, to brokers, dealers, banks or other recognized institutional Borrowers of financial instruments and would be required to be secured continuously by collateral, including cash, cash equivalents or U.S. Treasury bills maintained on a current basis at an amount at least equal to the market value of the financial instruments loaned. The Portfolio would have the right to call a loan and obtain the financial instruments loaned at any time on five days' notice. For the duration of a loan, the Portfolio would continue to receive the equivalent of the interest paid by the issuer on the financial instruments loaned and also would receive compensation from the investment of the collateral. The Portfolio would not have the right to vote any financial instruments having voting rights during the existence of the loan, but the Portfolio could call the loan in anticipation of an important vote to be taken among holders of the financial instruments or in anticipation of the giving or withholding of their consent on a material matter affecting the financial instruments. As with other extensions of credit, such loans entail risks of delay in recovery or even loss of rights in the collateral should the Borrower of the financial instruments fail financially. However, the loans would be made only to Borrowers deemed by Highland to be of good standing and when, in the judgment of Highland, the consideration that can be earned currently from loans of this type justifies the attendant risk. The creditworthiness of firms to which the Portfolio lends its portfolio holdings will be monitored on an ongoing basis by Highland pursuant to procedures adopted and reviewed, on an ongoing basis, by the Board. No specific limitation exists as to the percentage of the Portfolio's assets that the Portfolio may lend.

     "When-Issued" and "Delayed-Delivery" Transactions. The Portfolio may also purchase and sell interests in Senior Loans and other portfolio securities on a "when-issued" and "delayed-delivery" basis. No income accrues to the Portfolio on such Senior Loans in connection with such purchase transactions prior to the date the Portfolio actually takes delivery of such Senior Loans. These transactions are subject to market fluctuation, the value of the interests in Senior Loans and other portfolio debt securities at delivery may be more or less than their purchase price, and yields generally available on such Senior Loans when delivery occurs may be higher or lower than yields on the Senior Loans obtained pursuant to such transactions. Because the Portfolio relies on the buyer or seller, as the case may be, to consummate the transaction, failure by the other party to complete the transaction may result in the Portfolio missing the opportunity of obtaining a price or yield considered to be advantageous. When the Portfolio is the buyer in such a transaction, however, it will maintain cash or liquid securities having an aggregate value at least equal to the amount of such purchase commitments until payment is made. The Portfolio will make commitments to purchase such Senior Loans on such basis only with the intention of actually acquiring these Senior Loans, but the Portfolio may sell such Senior Loans prior to the settlement date if such sale is considered to be advisable. To the extent the Portfolio engages in "when-issued" and "delayed-delivery" transactions, it will do so for the purpose of acquiring Senior Loans for its investment portfolio consistent with its investment objective and policies and not for the purpose of investment leverage. No specific limitations exist as to the percentage of the Portfolio's assets that may be used to acquire securities on a "when-issued" or "delayed-delivery" basis.


     Foreign Currency Transactions In order to protect against a possible loss on investments resulting from a decline or appreciation in the value of a particular foreign currency against the U.S. dollar or another foreign currency or for other reasons, the Fund is authorized to enter into forward currency exchange contracts. These contracts involve an obligation to purchase or sell a specified currency at a future date at a price set at the time of the contract. Forward currency contracts do not eliminate fluctuations in the values of portfolio securities but rather allow the Fund to establish a rate of exchange for a future point in time.



     When entering into a contract for the purchase or sale of a security, the Fund may enter into a forward foreign currency exchange contract for the amount of the purchase or sale price to protect against variations, between the date the security is purchased or sold and the date on which payment is made or received, in the value of the foreign currency relative to the U.S. dollar or other foreign currency.



     When the Adviser anticipates that a particular foreign currency may decline substantially relative to the U.S. dollar or other leading currencies, in order to reduce risk, the Fund may enter into a forward contract to sell, for a fixed amount, the amount of foreign currency approximating the value of some or all of the Fund's securities denominated in such foreign currency. Similarly, when the obligations held by the Fund create a short position in a foreign currency, the Fund may enter into a forward contract to buy, for a fixed amount, an amount of foreign currency approximating the short position. With respect to any forward foreign currency contract, it will not generally be possible to match precisely the amount covered by that contract and the value of the securities involved due to the changes in the values of such securities resulting from market movements between the date the forward contract is entered into and the date it matures. In addition, while forward contracts may offer protection from losses resulting from declines or appreciation in the value of a particular foreign currency, they also limit potential gains which might result from changes in the value of such currency. The Fund will also incur costs in connection with forward foreign currency exchange contracts and conversions of foreign currencies and U.S. dollars.



     A separate account consisting of liquid assets, such as cash, U.S. Government securities or other liquid high grade debt obligations equal to the amount of the Fund's assets that could be required to consummate forward contracts will be established with the Fund's custodian except to the extent the contracts are otherwise "covered." For the purpose of determining the adequacy of the securities in the account, the deposited securities will be valued at market or fair value. If the market or fair value of such securities declines, additional cash or liquid securities will be placed in the account daily so that the value of the account will equal the amount of such commitments by the Fund. A forward contract to sell a foreign currency is "covered" if the Fund owns the currency (or securities denominated in the currency) underlying the contract, or holds a forward contract (or call option) permitting the Fund to buy the same currency at a price no higher than the Fund's price to sell the currency. A forward contract to buy a foreign currency is "covered" if the Fund holds a forward contract (or call option) permitting the Fund to sell the same currency at a price as high as or higher than the Fund's price to buy the currency.



     Repurchase Agreements. The Portfolio may enter into repurchase agreements (a purchase of, and simultaneous commitment to resell, a financial instrument at an agreed upon price on an agreed upon date) only with member banks of the Federal Reserve System and member firms of the NYSE. In entering into a repurchase agreement, the Portfolio buys securities from the bank or broker-dealer, with the agreement that the seller will repurchase the securities at a higher price at a later date. Such transactions afford an opportunity for the Portfolio to earn a return on available liquid assets at minimal market risk, although the Portfolio may be subject to various delays and risks of loss if the counterparty is unable to meet its obligation to repurchase. Under the Investment Company Act of 1940, as amended (the "1940 Act"), repurchase agreements are deemed to be collateralized loans of money by the Portfolio to the counterparty. In evaluating whether to enter into a repurchase agreement, Highland will consider carefully the creditworthiness of the counterparty. If the bank or broker-dealer that is the seller petitions for bankruptcy or otherwise becomes subject to the U.S. Bankruptcy Code, the law regarding the rights of the Portfolio is unsettled. The securities underlying a repurchase agreement will be marked to market every business day and adjusted in amount so that the value of the collateral is at least equal to the value of the loan, including the accrued interest thereon, and Highland will monitor the value of the collateral. No specific limitation exists as to the percentage of the Portfolio's assets that may be invested in repurchase agreements.


     Reverse Repurchase Agreements. The Portfolio may enter into reverse repurchase agreements with respect to debt obligations that could otherwise be sold by the Portfolio. Under a reverse repurchase agreement, the Portfolio sells a debt security and simultaneously obtains the commitment of the purchaser (a commercial bank or a broker-dealer) to sell the security back to the Portfolio at an agreed upon price on an agreed upon date. The Portfolio will maintain cash or liquid securities in an amount sufficient to cover its obligations with respect to reverse repurchase agreements. The Portfolio receives payment for such securities only upon physical delivery or evidence of book entry transfer by its custodian. SEC regulations require either that securities sold by the Portfolio under a reverse repurchase agreement be segregated pending repurchase or that the proceeds be segregated on the Portfolio's books and records pending repurchase. Reverse repurchase agreements could involve certain risks in the event of default or insolvency of the other party, including possible delays or restrictions upon the Portfolio's ability to dispose of the underlying securities. An additional risk is that the market value of securities sold by the Portfolio under a reverse repurchase agreement could decline below the price at which the Portfolio is obligated to repurchase them. Reverse repurchase agreements are considered borrowings by the Portfolio and as such are subject to the restrictions on borrowing described below under "Investment Restrictions." The Portfolio will not hold more than 5% of the value of its total assets in reverse repurchase agreements as of the time the agreement is entered into.

     Rated Securities. For a description of the ratings applied by Moody's and S&P to short-term securities, please refer to the Appendix. The rated short-term securities described under "Investment Policies" above include securities given a rating conditionally by Moody's or provisionally by S&P. If the rating of a security held by the Portfolio is withdrawn or reduced, the Portfolio is not required to sell the security, but Highland will consider such fact in determining whether the Portfolio should continue to hold the security.

     Portfolio Turnover. The frequency and amount of portfolio purchases and sales (known as the "turnover rate") will vary from year to year. It is anticipated that the Portfolio's turnover rate will ordinarily be between 50% and 100%. The portfolio turnover rate is not expected to exceed 100%, but may vary greatly from year to year and will not be a limiting factor when Highland deems portfolio changes appropriate. Although the Portfolio generally does not intend to trade for short-term profits, the securities held by the Portfolio will be sold whenever Highland believes it is appropriate to do so, without regard to the length of time a particular security may have been held. Higher portfolio turnover involves correspondingly greater transaction costs, including any brokerage commissions, that the Portfolio will bear directly.

                             INVESTMENT RESTRICTIONS

     The Fund and the Portfolio operate under the following investment restrictions. Neither the Fund nor the Portfolio may:

     (1) invest in a security if, as a result of such investment, more than 25% of its total assets (taken at market value at the time of such investment) would be invested in the securities of issuers in any particular industry (the electric, gas, water and telephone utility industries being treated as separate industries for the purpose of this restriction) except that this restriction does not apply to (i) obligations issued or guaranteed by the U.S. Government or any of its agencies or instrumentalities; (ii) securities the issuer of which is deemed to be in the financial institutions industry, which includes commercial banks, thrift institutions, insurance companies and finance companies; or (iii) [the Fund only] investment by the Fund of all or substantially all of its assets in another registered investment company having the same investment objective and substantially similar investment policies as the Fund;

     (2) invest in a security if, as a result of such investment, it would hold more than 10% of the outstanding voting securities (taken at the time of such investment) of any one issuer [the Fund only] except that all or substantially all of the assets of the Fund may be invested in another registered investment company having the same investment objective and substantially similar investment policies as the Fund;

     (3) purchase or sell real estate (although it may purchase securities secured by real estate or interests therein, or securities issued by companies that invest in real estate, or interests therein), except that it may hold for prompt sale and sell real estate or interests in real estate to which it may gain an ownership interest through the forfeiture of collateral securing loans or debt securities held by it;

     (4) purchase or sell commodities or commodities contracts or oil, gas or mineral programs, except that it may enter into (i) futures and options on futures and (ii) forward contracts;

     (5) make loans, although it may (a) lend portfolio securities and participate in an interfund lending program with other investment companies to which the Adviser provides investment advisory services provided that no such loan may be made if, as a result, the aggregate of such loans would exceed 33-1/3% of the value of its total assets (taken at market value at the time of such loans); (b) purchase money market instruments and enter into repurchase agreements; and (c) acquire publicly distributed or privately placed debt securities (including interests in Assignments and Participations) and other Senior Loans in which it is authorized to invest in accordance with its respective investment objectives and policies;

     (6) borrow except from banks, other affiliated funds and other entities to the extent permitted by the 1940 Act;

     (7) act as an underwriter of securities, except insofar as it may be deemed to be an "underwriter" for purposes of the Securities Act of 1933, as amended (the "1933 Act"), on disposition of securities acquired subject to legal or contractual restrictions on resale, [the Fund only] except that all or substantially all of the assets of the Fund may be invested in another registered investment company having the same investment objective and substantially similar investment policies as the Fund; or

     (8) issue any senior security except to the extent permitted under the 1940 Act (for this purpose Senior Loans shall not be deemed senior securities).

     The above restrictions are fundamental policies and may not be changed without the approval of a "majority of the outstanding voting securities," as previously defined herein.

     The Fund and the Portfolio are also subject to the following restrictions and policies that may be changed by the Board of Trustees of the Fund or the Board of Managers of the Portfolio, as applicable. None of the following restrictions shall prevent the Fund from investing all or substantially all of its assets in another investment company having the same investment objective and substantially similar investment policies as the Fund. Unless otherwise indicated, neither the Fund nor the Portfolio may:

     (A) invest for the purpose of exercising control or management [except to the extent that exercise by the Portfolio of its rights under Loan Agreements would be deemed to constitute such control or management];

     (B) purchase more than 3% of the stock of another investment company (other than the Portfolio) or purchase stock of other investment companies (other than the Portfolio) equal to more than 5% of its total assets (taken at market value at the time of purchase) in the case of any one other investment company (other than the Portfolio) and 10% of such assets (taken at market value at the time of purchase) in the case of all other investment companies (other than the Portfolio) in the aggregate; any such purchases are to be made in the open market where no profit to a sponsor or dealer results from the purchase, other than the customary broker's commission, except for securities acquired as part of a merger, consolidation or acquisition of assets;(1)

     (C) purchase shares of open-end investment companies, except in connection with a merger, consolidation, acquisition, or reorganization;

     (D) purchase a put or call option if the aggregate premiums paid for all put and call options then held exceed 20% of its net assets (less the amount by which any such positions are in-the-money), excluding put and call options purchased as closing transactions;(2)

     (E) write an option on a security unless the option is issued by the Options Clearing Corporation, an exchange, or similar entity;

     (F) invest in limited partnerships in real estate unless they are readily marketable;

     (G) sell securities short unless (i) it owns or has the right to obtain securities equivalent in kind and amount to those sold short at no added cost or
(ii) the securities sold are "when-issued" or "when distributed" securities that it expects to receive in a recapitalization, reorganization, or other exchange for securities it contemporaneously owns or has the right to obtain and provided that transactions in options, futures, and options on futures are not treated as short sales;(3)

     (H) invest more than 15% of its total net assets (taken at market value at the time of a particular investment) in restricted securities, other than securities eligible for resale pursuant to Rule 144A under the Securities Act, as amended; and

----------
(1) The Fund and Portfolio have been informed that the staff of the SEC takes the position that the issuers of certain CMOs and certain other collateralized assets are investment companies and that subsidiaries of foreign banks may be investment companies for purposes of Section 12(d)(1) of the 1940 Act, which limits the ability of one investment company to invest in another investment company. Accordingly, the Fund and Portfolio intend to operate within the applicable limitations under Section 12(d)(1)(A) of the 1940 Act.

(2) The Portfolio does not currently intend to purchase a put or call option if the aggregate premiums paid for all put and call options then held exceed 5% of its net assets (less the amount by which any such positions are in-the-money), excluding put and call options purchased as closing transactions.

(3) The Portfolio does not currently intend to commit more than 5% of its assets to short sales.

     (I) purchase securities on margin, except for use of short-term credit necessary for clearance of purchases and sales of portfolio securities, but it may make margin deposits in connection with transactions in options, futures, and options on futures (the purchase of Senior Loans, corporate debt securities, and other investment assets with the proceeds of a permitted borrowing or securities offering will not be deemed to be the purchase of securities on margin).

                       REPURCHASE OFFER FUNDAMENTAL POLICY

     The Fund's Board of Trustees has adopted a resolution setting forth the Fund's fundamental policy that it will conduct quarterly Repurchase Offers (the "Repurchase Offer Fundamental Policy").

     The Repurchase Offer Fundamental Policy sets the interval between each Repurchase Offer at one quarter and provides that the Fund shall conduct a Repurchase Offer each quarter (unless suspended or postponed in accordance with regulatory requirements). The Repurchase Request Deadline will be established by the Fund and will be based on factors such as market conditions, liquidity of the Fund's assets and shareholder servicing conditions. The Repurchase Offer Fundamental Policy also provides that the repurchase pricing shall occur not later than the 14th day after the Repurchase Request Deadline or the next business day if the 14th day is not a business day.


     The Repurchase Offer Fundamental Policy may be changed only by a majority vote of the outstanding voting securities. For more information, please refer to the Prospectuses under the caption "Periodic Repurchase Offers."


                                   MANAGEMENT





     The Board provides broad oversight over the operations and affairs of the Fund. It has overall responsibility to manage and control the business affairs of the Fund, including the complete and exclusive authority to establish policies regarding the management, conduct and operation of the Fund's business. The names, addresses and ages of the Trustees and officers of the Fund, the year each was first elected or appointed to office, their principal business occupations during the last five years, the number of Funds overseen by each Trustee and other directorships they hold are shown below.



                                                                                                      Number of
                                                 Term of                                            Portfolios in
                                                Office and                                          Highland Fund         Other
                                 Position       Length of          Principal Occupation(s)        Complex Overseen    Directorships
   Name, Address and Age        with Fund      Time Served          During Past Five Years          by Trustee(1)          Held
---------------------------   -------------   -------------   ---------------------------------   ----------------   ---------------
                                                        INDEPENDENT TRUSTEES

Timothy K. Hui                   Trustee        Indefinite    Assistant Provost for Graduate              8          None
(Age 55)                                      Term; Trustee   Education since July 2004;
c/o Highland Capital                            since 2004    Assistant Provost for Educational
Management, L.P.                                              Resources, July 2001 to June
13455 Noel Road, Suite 1300                                   2004, Philadelphia Biblical
Dallas, TX 75240                                              University.

                                                                                                      Number of
                                                 Term of                                            Portfolios in
                                                Office and                                          Highland Fund         Other
                                 Position       Length of          Principal Occupation(s)        Complex Overseen    Directorships
   Name, Address and Age        with Fund      Time Served          During Past Five Years          by Trustee(1)          Held
---------------------------   -------------   -------------   ---------------------------------   ----------------   ---------------
Scott F. Kavanaugh (Age 43)      Trustee        Indefinite    Private Investor; Executive at              8           None
c/o Highland Capital                          Term; Trustee   Provident Funding Mortgage
Management, L.P.                                since 2004    Corporation, February 2003 to
13455 Noel Road, Suite 1300                                   July 2003; Executive Vice
Dallas, TX 75240                                              President, Director and
                                                              Treasurer, Commercial Capital
                                                              Bank, January 2000 to February
                                                              2003; Managing Principal and
                                                              Chief Operating Officer,
                                                              Financial Institutional Partners
                                                              Mortgage Company and the Managing
                                                              Principal and President of
                                                              Financial Institutional Partners,
                                                              LLC, (an investment banking
                                                              firm), April 1998 to February
                                                              2003.

James F. Leary                   Trustee        Indefinite    Managing Director, Benefit                  8          Board Member of
(Age 73)                                      Term; Trustee   Capital Southwest, Inc., (a                            Capstone Asset
c/o Highland Capital                            since 2004    financial consulting firm) since                       Management
Management, L.P.                                              January 1999.                                          Group
13455 Noel Road, Suite 1300                                                                                          of Mutual Funds
Dallas, TX 75240

Bryan A. Ward                    Trustee        Indefinite    Senior Manager, Accenture, LLP              8          None
(Age 49)                                      Term; Trustee   since January 2002; Special
c/o Highland Capital                            since 2004    Projects Advisor, Accenture, LLP
Management, L.P.                                              with focus on the oil and gas
13455 Noel Road, Suite 1300                                   industry, September 1998 to
Dallas, TX 75240                                              December 2001.

                                                        INTERESTED TRUSTEE(2)

R. Joseph Dougherty (Age 34)     Trustee        Indefinite    Portfolio Manager of the Adviser            8          Director of
c/o Highland Capital                          Term; Trustee   since 2000.                                            Heritage Bank.
Management, L.P.                               and Chairman
13455 Noel Road, Suite 1300                    of the Board
Dallas, TX 75240                                since 2004

                                                              OFFICERS

James D. Dondero                President      1 year Term;   President and Managing Partner of          N/A         N/A
(Age 42)                                        President     the Adviser.  Director of
c/o Highland Capital                            since 2004    Heritage Bank.  Director and
Management, L.P.                                              Chairman of Heritage Bankshares,
13455 Noel Road, Suite 1300                                   Inc.
Dallas, TX 75240

R. Joseph Dougherty            Senior Vice     1 year Term;   Portfolio Manager of the Adviser           N/A         N/A
(Age 34)                        President      Senior Vice    since 2000.
c/o Highland Capital                            President
Management, L.P.                                since 2004
13455 Noel Road, Suite 1300
Dallas, TX 75240

Mark Okada                      Executive      1 year Term;   Chief Investment Officer of the            N/A         N/A
(Age 44)                          Vice          Executive     Adviser since March 1993;
c/o Highland Capital            President          Vice       Director of Heritage Bankshares,
Management, L.P.                                President     Inc. and Heritage Bank.
13455 Noel Road, Suite 1300                     since 2004
Dallas, TX 75240

M. Jason Blackburn              Secretary      1 year Term;   Assistant Controller of the                N/A         N/A
(Age 29)                      and Treasurer   Secretary and   Adviser since November 2001;
c/o Highland Capital                            Treasurer     Accountant, KPMG LLP, September
Management, L.P.                                since 2004    1999 to October 2001.
13455 Noel Road, Suite 1300
Dallas, TX 75240

Michael S. Minces                 Chief        1 year Term;   Associate, Akin Gump Strauss               N/A         N/A
(Age 30)                       Compliance         Chief       Hauer & Feld LLP (law firm),
c/o Highland Capital             Officer        Compliance    October 2003 to August 2004;
Management, L.P.                              Officer since   Associate, Skadden, Arps, Slate,
13455 Noel Road, Suite 1300                        2004       Meagher & Flom LLP (law firm),
Dallas, TX 75240                                              October 2000 to March 2003.
                                                              Previously, he attended The
                                                              University of Texas at Austin
                                                              School of Law.



(1) The Highland Fund Complex consists of the following Funds: Highland Floating Rate Limited Liability Company, Highland Floating Rate Fund, Highland Floating Rate Advantage Fund, Highland Institutional Floating Rate Income Fund, Highland Corporate Opportunities Fund, Restoration Opportunities Fund, Prospect Street(R) High Income Portfolio Inc. and Prospect Street(R) Income Shares Inc.



(2) Mr. Dougherty is deemed to be an "interested person" of the Fund under the 1940 Act because of his position with the Adviser.



(3) Each officer also serves in the same capacity for each Fund in the Highland Fund Complex.

Trustees Compensation. The officers of the Fund and those of its Trustees who are "interested persons" (as defined in the 1940 Act) of the Fund receive no direct remuneration from the Fund. Independent Trustees are compensated at the rate of $25,000 annually paid quarterly and proportionately by the Fund, the Portfolio and the Highland Institutional Floating Rate Income Fund. The following table sets forth the aggregate compensation paid to each of the Independent Trustees by the Fund and the total compensation paid to each of the Independent Trustees by the Highland Fund Complex for the fiscal year ended August 31, 2005.



        NAME OF          AGGREGATE COMPENSATION      TOTAL COMPENSATION FROM
        TRUSTEE               FROM THE FUND       THE HIGHLAND FUND COMPLEX(2)
----------------------   ----------------------   ----------------------------
R. Joseph Dougherty(1)          $        0                 $        0
Timothy K. Hui                  $16,958.33                 $74,459.71
Scott F. Kavanaugh              $16,958.33                 $74,459.71
James F. Leary                  $16,958.33                 $72,459.71
Bryan A. Ward                   $16,958.33                 $74,459.71






(1) Mr. Dougherty is deemed to be an "interested person" of the Fund under the 1940 Act because of his position with the Adviser.



(2) The Highland Fund Complex consists of the following Funds: Highland Floating Rate Limited Liability Company, Highland Floating Rate Fund, Highland Floating Rate Advantage Fund, Highland Institutional Floating Rate Income Fund, Highland Corporate Opportunities Fund, Restoration Opportunities Fund, Prospect Street(R) High Income Portfolio Inc. and Prospect Street(R) Income Shares Inc.



     Role of the Board of Trustees. The Trustees of the Fund are responsible for the overall management and supervision of the Fund's affairs and for protecting the interests of the shareholders. The Trustees meet periodically throughout the year to oversee the Fund's activities, review contractual arrangements with service providers for the Fund and review the Fund's performance. The Fund currently has three committees, the Audit Committee, the Nominating Committee and the Litigation Committee, each of which is composed of the Independent Trustees.



     Audit Committee. Pursuant to the Audit Committee Charter adopted by the Fund's Board of Trustees, the function of the Audit Committee is (1) to oversee the Fund's accounting and financial reporting processes and the audits of the Fund's financial statements and (2) to assist in Board oversight of the integrity of the Fund's financial statements, the Fund's compliance with legal and regulatory requirements, and the independent registered public accounting firm's qualifications, independence and performance. The Audit Committee is comprised of Messrs. Hui, Kavanaugh, Leary and Ward. During the fiscal year ended August 31, 2005, the Audit Committee convened 4 times.



     Nominating Committee. The Nominating Committee's function is to canvass, recruit, interview, solicit and nominate Trustees. The Nominating Committee will consider recommendations for nominees from shareholders sent to the Secretary of the Fund, 13455 Noel Road, Suite 1300, Dallas, Texas 75240. A nomination submission must include all information relating to the recommended nominee that is required to be disclosed in solicitations or proxy statements for the election of Trustees, as well as information sufficient to evaluate the factors listed above. Nomination submissions must be accompanied by a written consent of the individual to stand for election if nominated by the Board of Trustees and to serve if elected by the shareholders, and such additional information must be provided regarding the recommended nominee as reasonably requested by the Nominating Committee. The Audit Committee is comprised of Messrs. Hui, Kavanaugh, Leary and Ward. The Nominating Committee did not meet during the fiscal year ended August 31, 2005.






     Litigation Committee. The Litigation Committee's function is to seek to address any potential conflicts of interest between the Fund and the Adviser in connection with any potential or existing litigation or other legal proceeding relating to securities held by both the Fund and the Adviser or another client of the Adviser. The Audit Committee is comprised of Messrs. Hui, Kavanaugh, Leary and Ward. The Litigation Committee did not meet during the fiscal year ended August 31, 2005.



     Qualified Legal Compliance Committee. The Qualified Legal Compliance Committee ("QLCC") is charged with compliance with Rules 205.2(k) and 205.3(c) of the Code of Federal Regulations regarding alternative reporting procedures for attorneys representing the Fund who appear and practice before the SEC on behalf of the Fund. The QLCC is comprised of Messrs. Hui, Kavanaugh, Leary and Ward. The QLCC did not meet during the fiscal year ended August 31, 2005.






     Share Ownership. The following table shows the dollar range of equity securities beneficially owned by the Fund's Trustees in the Fund and the aggregate dollar range of equity securities owned by the Fund's Trustees in all Funds overseen by the Trustee in the Highland Fund Complex as of December 31, 2004.












                         DOLLAR RANGE OF EQUITY SECURITIES    AGGREGATE DOLLAR RANGE OF EQUITY SECURITIES
        NAME OF                        OWNED                 OWNED IN ALL FUNDS OVERSEEN BY TRUSTEE IN THE
        TRUSTEE                     IN THE FUND                         HIGHLAND FUND COMPLEX(2)
----------------------   ---------------------------------   ---------------------------------------------
R. Joseph Dougherty(1)           $10,001 - $50,000                        $100,001 - $500,000
Timothy K. Hui                           $0                                   $1 - $10,000
Scott F. Kavanaugh                       $0                                   $1 - $10,000
James F. Leary                           $0                               $10,001 - $50,000
Bryan A. Ward                            $0                                   $1 - $10,000



(1) Mr. Dougherty is deemed to be an "interested person" of the Fund under the 1940 Act because of his position with the Adviser.



(2) The Highland Fund Complex consists of the following Funds: Highland Floating Rate Limited Liability Company, Highland Floating Rate Fund, Highland Floating Rate Advantage Fund, Highland Institutional Floating Rate Income Fund, Highland Corporate Opportunities Fund, Restoration Opportunities Fund, Prospect Street(R) High Income Portfolio Inc. and Prospect Street(R) Income Shares Inc.



     Trustee Positions. As of December 1, 2005, no Independent Trustee or any of their immediate family members owned beneficially or of record any class of securities of the Adviser or any person controlling, contolled by or under common control with any such entity.
























     Code of Ethics. The Fund and the Adviser have each adopted codes of ethics which essentially prohibit certain of their personnel, including the Fund's portfolio managers, from engaging in personal investments which compete or interfere with, or attempt to take advantage of a client's, including the Fund's, anticipated or actual portfolio transactions, and are designed to assure that the interests of clients, including Fund shareholders, are placed before the interests of personnel in connection with personal investment transactions. Under the Code of Ethics for the Fund and the Adviser, personal trading is permitted by such persons subject to certain restrictions; however, they are generally required to pre-clear most securities transaction's with the appropriate compliance officer and to report all transactions on a regular basis. Text-only versions of the codes of ethics can be viewed online or downloaded from the EDGAR database on the SEC's web site (http://www.sec.gov). You may also review and copy these documents by visiting the SEC's Public Reference Room in Washington, DC. Information on the operation of the Public Reference Room may be obtained by calling the SEC at 202-942-8090. In addition, copies of the codes of ethics may be obtained, after mailing the appropriate duplicating fee, by writing to the SEC's Public Reference Section, 450 5th Street, N.W., Washington, DC 20549-0102, or by e-mail request at publicinfo@sec.gov.



     Anti-Money Laundering Compliance. The Fund or its service providers may be required to comply with various anti-money laundering laws and regulations. Consequently, the Fund or its service providers may request additional information from you to verify your identity. If at any time the Fund believes a shareholder may be involved in suspicious activity or if certain account information matches information on government lists of suspicious persons, the Fund may choose not to establish a new account or may be required to "freeze" a shareholder's account. The Fund or its service providers also may be required to provide a governmental agency with information about transactions that have occurred in a shareholder's account or to transfer monies received to establish a new account, transfer an existing account or transfer the proceeds of an existing account to a governmental agency. In some circumstances, it may not be permitted to inform the shareholder that it has taken the actions described above.



     Proxy Voting Policies. The Fund has delegated voting of proxies in respect of portfolio holdings to the Adviser, to vote the Fund's proxies in accordance with the Adviser's proxy voting guidelines and procedures. The Adviser has adopted proxy voting guidelines (the "Guidelines") that provide as follows:



     - The Adviser votes proxies in respect of the Fund's securities in the Fund's best interests and without regard to the interests of the Adviser or any client of the Adviser.



     - Unless the Adviser's Proxy Voting Committee (the "Committee") otherwise determines (and documents the basis for its decisions) or as otherwise provided below, the Adviser votes proxies in a manner consistent with the Guidelines.



     - To avoid material conflicts of interest, the Adviser applies the Guidelines in an objective and consistent manner across the Fund's accounts. Where a material conflict of interest has been identified and the matter is covered by the Guidelines, the Committee votes in accordance with the Guidelines. For the Fund, where a conflict of interest has been identified and the matter is not covered in the Guidelines, the Adviser will disclose the conflict and the Committee's determination of the matter in which to vote to the Fund's Board.



     - The Adviser also may determine not to vote proxies in respect of securities of the Fund if it determines it would be in the Fund's best interests not to vote.



The Adviser's Guidelines also address how it will vote proxies on particular types of matters such as corporate governance matters, disclosure of executive compensation and share repurchase programs. For example, the Adviser generally will:


     - Support management in most elections for directors, unless the board gives evidence of acting contrary to the best economic interests of shareholders;

     - Support proposals seeking increased disclosure of executive compensation; and

     - Support management proposals to institute share repurchase plans in which all shareholders may participate on equal terms.


     The Fund's proxy voting record for the most recent 12-month period ended June 30 is available (1) without charge, upon request, by calling (800) 823-6300 or (2) on the SEC's web site (http://www.sec.gov). Information as of June 30 each year will generally be available by the following August 31.


                              FINANCIAL STATEMENTS


     Please refer to the Fund's August 31, 2005 Financial Statements (statements of assets and liabilities and schedule of investments as of August 31, 2005 and the statements of operations, cash flows (of the Portfolio) changes in net assets, financial highlights and notes thereto) and the report of the independent registered public accounting firm contained in the August 31, 2005 Annual Report of the Fund. The Financial Statements and the report of the independent registered public accounting firm are incorporated herein by reference. The Annual Report may be obtained at no charge by calling (877) 665-1287.


                   CONTROL PERSONS AND PRINCIPAL SHAREHOLDERS


     As of November 30, 2005, the Trustees and officers of the Fund as a group owned less than 1% of the then outstanding shares of each class of the Fund.



     Control persons are presumed to control the Fund for purposes of voting on matters submitted to a vote of shareholders due to their beneficial ownership of 25% or more of the outstanding voting securities of the Fund. As of November 30, 2004, the only persons known by the Fund to own of record or "beneficially" 5% or more of its then outstanding shares within the definition of that term as contained in Rule 13d-3 under the Securities Exchange Act of 1934, as amended, (the "Exchange Act') were as follows:



                                                        PERCENTAGE & NUMBER OF
                                                       OUTSTANDING SHARES HELD
                                      ----------------------------------------------------------
          NAME AND ADDRESS               CLASS A        CLASS B        CLASS C         CLASS Z
          ----------------            ------------   ------------   -------------   ------------
Charles Schwab & Co., Inc.
101 Montgomery Street                         9.88%                                        33.15%
San Francisco, CA 94104-4122          4,251,619.14                                  6,603,604.61

Merrill Lynch Pierce Fenner & Smith
4800 Deer Lake                                8.87%          5.17%          27.43%
Jacksonville, FL 32246-6434           3,817,873.27   8,462,664.53   11,225,496.35

Prudential Investment Management
Services LLC
100 Mulberry Street
3 Gateway Center                              7.90%
Newark, NJ 07102                      3,401,598.90

                          INVESTMENT ADVISORY SERVICES



     Highland, located at 13455 Noel Road, Suite 1300, Dallas, Texas 75240, serves as the Fund's investment adviser pursuant to an Advisory Agreement with the Portfolio (the "Advisory Agreement"). Highland is responsible for the Fund's management, subject to oversight by the Fund's Board of Trustees. Highland is controlled by James Dondero and Mark Okada, by virtue of their respective share ownership, and its general partner, Strand Advisors, Inc., of which Mr. Dondero is the sole stockholder. R. Joseph Dougherty and Mark Okada are the Fund's principal portfolio managers. Highland, a registered investment adviser, has been an investment adviser since 1997. Prior to April 15, 2004, Columbia Management Advisors, Inc. ("Columbia Management") was the investment adviser to the Fund.















     Under the Advisory Agreement, Highland receives from the Portfolio a monthly fee, computed and accrued daily, at the annual rate of 0.45% of the Average Daily Net Assets of the Fund for the first one billion U.S. dollars (US$1,000,000,000), 0.40% of the Average Daily Net Assets of the Fund for the next one billion U.S. dollars (US$1,000,000,000) and 0.35% of the Average Daily Net Assets of the Fund that exceed two billion U.S. dollars (US$2,000,000,000).



     Under the Advisory Agreement, Highland, among other things: (i) continuously furnishes an investment program for the Fund; (ii) places orders for the purchase and sale of securities for the accounts of the Fund; (iii) provides for certain facilities and administrative services; (iv) arranges for the provision and maintenance of an insurance bond against larceny and embezzlement by officers and employees of the Fund; and (v) generally manages, supervises and conducts the affairs and business of the Fund.



     Highland carries out its duties under the Advisory Agreement at its own expense. The Fund will pay its own ordinary operating and activity expenses, such as legal and auditing fees, management fees, administrative fees, custodial fees, transfer agency fees, the cost of communicating with shareholders and registration fees, as well as other operating expenses such as interest, taxes, brokerage, insurance, bonding, compensation of Independent Trustees of the Fund and extraordinary expenses.



     The Advisory Agreement provides that in the absence of willful misfeasance, bad faith or gross negligence in the performance (or reckless disregard) of its obligations or duties thereunder on the part of Highland, Highland shall not be subject to liability to the Fund party to such agreements or to any shareholder of the Fund for any error of judgment or mistake of law, for any loss arising out of any investment or for any act or omission in the execution and management of the Fund.



     The Advisory Agreement will continue in effect for a period not to exceed two years from its effective date, and thereafter will continue automatically for successive annual periods, provided that such continuance is specifically approved at least annually by (i) the Board of Trustees of the Fund or (ii) the vote of a "majority of the outstanding voting securities" (as defined in the 1940 Act) of the Fund; provided, that in either event such continuance also is approved by a majority of the Independent Trustees of the Fund, by vote cast in person at a meeting called for the purpose of voting on such approval. The Advisory Agreement generally provides that it may be terminated at any time, without penalty, by (i) the Board of Trustees of the Fund, (ii) the vote of a "majority of the outstanding voting securities" (as defined in the 1940 Act) of the Fund, or (iii) by Highland, in each case on not more than sixty (60) days' nor less than thirty (30) days' written notice. The Advisory Agreement also will terminate automatically in the event of its "assignment" (as defined in the 1940
Act). The Advisory Agreement may be amended only by a written instrument and only upon approval by the vote of a "majority of the outstanding voting securities" (as defined in the 1940 Act) of the Fund.




     Approval of Advisory Agreement. On April 9, 2004, Columbia Management and Highland entered into an agreement to sell certain of the assets of Columbia Management's bank loan asset management group, insofar as it relates to the Fund, to the Adviser (such transaction, the "Sale"). The Sale closed on April 15, 2004 (the "Closing Date"). Upon completion of the Sale, the advisory agreement between Columbia Management and the Portfolio (the "Prior Advisory Agreement") was terminated, and an interim advisory agreement between the Adviser and the Portfolio (the "Interim Advisory Agreement") took effect. The Interim Advisory Agreement was entered into on April 15, 2004. Shareholder approval of the interim Advisory Agreement was not required under the 1940 Act.



     The Board of Trustees, including a majority of the Independent Trustees, approved the Interim Advisory Agreement, and the investment advisory agreement (the "Advisory Agreement") and its submission for shareholder approval, by unanimous vote of the Trustees present at a meeting on March 29, 2004. The Advisory Agreement became effective upon its approval by the Fund's shareholders at a special meeting of shareholders on July 30, 2004. At that time, the shareholders of the Fund also elected an entirely new board of trustees (the "Current Board").

     In approving the Advisory Agreement, the Prior Board's Trustees took into account that there will be no change in the advisory fee paid by the Fund. The Trustees also considered that the expenses incurred in connection with the special shareholder meeting would be split between Columbia Management and Highland and that no such expenses will be paid by the Fund or its shareholders. Furthermore, based on the Adviser's representations regarding its intentions, the Trustees did not anticipate that there would be substantial changes in the investment policies of the Fund. The Board of Trustees was presented with information that it believed demonstrated that the terms of the Advisory Agreement were fair to, and in the best interests of, the Fund and its shareholders. Information was presented at the meeting of the Board with respect to the Sale. The Board of Trustees did not expect that there would be a diminution in the scope and quality of advisory services provided to the Funds as a result of the Sale.



     Information considered by the Prior Board in forming the basis of its recommendation to approve the Advisory Agreement included, among other things:
(1) the fact that the compensation rates to be received by Highland under the Advisory Agreement was the same as the compensation rates paid under the Prior Advisory Agreement; (2) the experience and resources of Highland, and Highland's performance history; (3) Highland's covenant that it would use its reasonable best efforts to ensure that no "unfair burden" (as defined in the 1940 Act) is imposed on the Fund as a result of the Sale; (4) Highland's covenant that it would use its reasonable best efforts to ensure that 75% of the Board of Trustees of the Fund remain disinterested; and (5) Highland's financial strength and commitment to the investment advisory business generally.







     Based on the foregoing, the Prior Board concluded that the fees to be paid Highland under the Advisory Agreement were fair and reasonable, given the scope and quality of the services to be rendered by Highland.

     The table below sets forth the management fees (in thousands) paid by the Portfolio for the last three fiscal years:



                                      PERIOD       PERIOD
                          YEAR        4/15/04      9/01/03       YEAR
                          ENDED       THROUGH      THROUGH       ENDED
                       8/31/05(1)   8/31/04(1)   3/31/04(2)   8/31/03(2)
                       ----------   ----------   ----------   ----------
MANAGEMENT FEES          $4,369      $ 1,446      $ 1,837      $ 2,072
WAIVER/REIMBURSEMENT     $( 769)     $(1,098)     $(1,133)     $(1,025)



(1) For the fiscal year ended 8/31/05 and the period 4/15/04 through 8/31/04, the management fees were paid to the current investment adviser, Highland.



(2) For the period 9/01/03 through 3/31/04 and the fiscal year ended 8/31/03, the management fees were paid to the former investment adviser, Columbia Management.



                    INFORMATION REGARDING PORTFOLIO MANAGERS



     The Fund's portfolio is managed by a portfolio management team. The members of the team who are primarily responsible for the day-to-day management of the Fund's portfolio are R. Joseph Dougherty and Mark Okada. The following tables provide information about funds and accounts, other than the Fund, for which the Fund's portfolio managers are primarily responsible for the day-to-day portfolio management as of August 31, 2005.



R. JOSEPH DOUGHERTY



                              TOTAL                       # OF ACCOUNTS MANAGED      TOTAL ASSETS WITH
                          # OF ACCOUNTS   TOTAL ASSETS   WITH PERFORMANCE-BASED      PERFORMANCE-BASED
    TYPE OF ACCOUNTS         MANAGED       (MILLIONS)         ADVISORY FEE        ADVISORY FEE (MILLIONS)
-----------------------   -------------   ------------   ----------------------   -----------------------
Registered Investment           7            $3,882                 0                        $0
   Companies:
Other Pooled Investment         1            $  212                 0                        $0
   Vehicles:
Other Accounts:                 0            $    0                 0                        $0

MARK OKADA



                              TOTAL                       # OF ACCOUNTS MANAGED      TOTAL ASSETS WITH
                          # OF ACCOUNTS   TOTAL ASSETS   WITH PERFORMANCE-BASED      PERFORMANCE-BASED
    TYPE OF ACCOUNTS         MANAGED       (MILLIONS)         ADVISORY FEE        ADVISORY FEE (MILLIONS)
-----------------------   -------------   ------------   ----------------------   -----------------------
Registered Investment           7           $ 3,882                 0                   $     0
   Companies:
Other Pooled Investment         0           $ 8,412                10                   $ 5,148
   Vehicles:
Other Accounts:                 0           $     0                 0                   $     0



     Description of Compensation. Highland's financial arrangements with its portfolio managers, its competitive compensation and its career path emphasis at all levels reflect the value senior management places on key resources. Compensation may include a variety of components and may vary from year to year based on a number of factors including the relative performance of a portfolio managers underlying account, the combined performance of the portfolio managers underlying accounts, and the relative performance of the portfolio managers underlying accounts measured against other employees. The principal components of compensation include a base salary, a discretionary bonus, various retirement benefits and one or more of the incentive compensation programs established by Highland such as the Option It Plan and the Long-Term Incentive Plan.



     Base compensation. Generally, portfolio managers receive base compensation based on their seniority and/or their position with the firm, which may include the amount of assets supervised and other management roles within the firm.



     Discretionary compensation. In addition to base compensation, portfolio managers may receive discretionary compensation, which can be a substantial portion of total compensation. Discretionary compensation can include a discretionary cash bonus as well as one or more of the following:



          Option It Plan. The purpose of the Plan is to attract and retain the highest quality employees for positions of substantial responsibility, and to provide additional incentives to a select group of management or highly compensated employees of the Fund so as to promote the success of the Fund.



          Long Term Incentive Plan. The purpose of the Plan is to create positive morale and teamwork, to attract and retain key talent, and to encourage the achievement of common goals. The Plan seeks to reward participating employees based on the increased value of Highland through the use of Long-term Incentive Units.



     Senior portfolio managers who perform additional management functions may receive additional compensation in these other capacities. Compensation is structured such that key professionals benefit from remaining with the firm.

     Ownership of Securities. The following table sets forth the dollar range of equity securities beneficially owned by each portfolio manager in the Fund as of August 31, 2005.



 NAME OF PORTFOLIO    DOLLAR RANGES OF EQUITY SECURITIES BENEFICIALLY OWNED BY
      MANAGER                       PORTFOLIO MANAGER OR ANALYST
-------------------   --------------------------------------------------------
R. Joseph Dougherty                       $10,001 - $50,000
Mark Okada                                $10,001 - $50,000



                         ADMINISTRATOR/SUB-ADMINISTRATOR



     Highland provides administration services to the Fund for a monthly administration fee at the annual rate of 0.20% of the Fund's Average Daily Net Assets. Under a separate sub-administration agreement, Highland has delegated certain administrative functions to PFPC Inc. ("PFPC"), 760 Moore Road, King of Prussia, Pennsylvania, 19406. Prior to October 18, 2004, Columbia Management provided administration and other services to the Fund for a monthly administration fee at the annual rate of 0.20% of the Fund's Average Daily Net Assets managed daily.



The table below sets forth the administration fees (in thousands) paid by the Fund for the last three fiscal years:



                        PERIOD        PERIOD
                       10/18/04       9/1/04        YEAR         YEAR
                        THROUGH      THROUGH        ENDED        ENDED
                      8/31/05(1)   10/17/04(2)   8/31/04(2)   8/31/03(2)
                      ----------   -----------   ----------   ----------
ADMINISTRATION FEES    $1,610(3)       $210        $1,298        $734



(1) For the period 10/18/04 through 8/31/05, the administration fees were paid to the current administrator, Highland.



(2) For the period 9/1/04 through 10/17/04, the fiscal year ended 8/31/04, and the fiscal year ended 8/31/03, the administration fees were paid to the former administrator, Columbia Management.



(3) For the period 10/18/04 through 8/31/05, Highland paid $80,500 to PFPC for their services.









                            ACCOUNTING SERVICES AGENT






     Effective October 18, 2004, the Portfolio and the Fund entered into separate accounting services agreements with PFPC, Inc. All accounting services fees are paid by the Portfolio. Prior to October 18, 2004, Columbia Management was responsible for providing pricing and bookkeeping services to the Portfolio and the Fund under a pricing and bookkeeping agreement. Under a separate agreement (the "Outsourcing Agreement"), Columbia Management delegated those functions to State Street Bank and Trust Company ("State Street"). As a result, Columbia Management paid the total fees collected under the Outsourcing Agreement to State Street.



     Under its pricing and bookkeeping agreement with the Fund, Columbia Management received from the Portfolio and the Fund an annual flat fee of $10,000 and $5,000, respectively, paid monthly, and in any month that the Fund's Average Daily Net Assets exceeded $50 million, an additional monthly fee. The additional fee rate was calculated by taking into account the fees payable to State Street under the

Outsourcing Agreement. This rate was applied to the Average Daily Net Assets of the Fund for that month. The Fund also paid additional fees for pricing services based on the number of securities held by the Portfolio.



     The table below sets forth the accounting services and pricing/bookkeeping fees (in thousands) paid by the Portfolio and the Fund for the last three fiscal years:



                             PERIOD        PERIOD
                            10/18/04       9/1/04       YEAR       YEAR
                             THROUGH      THROUGH      ENDED       ENDED
                           8/31/05(1)   10/17/04(1)   8/31/04   8/31/03(2)
                           ----------   -----------   -------   ----------
ACCOUNTING SERVICES FEES
Portfolio                     $239           N/A         N/A        N/A
Fund                          $ 16           N/A         N/A        N/A

PRICING/BOOKKEEPING FEES
Portfolio                      N/A          $ 30        $221       $268
Fund                           N/A          $ 28        $166       $116



(1) For the period 10/18/04 through 8/31/05, accounting services fees were paid to the current accounting services agent, PFPC.



(2) For the period 9/1/04 through 10/17/04, the fiscal year ended 8/31/04 and the fiscal year ended 8/31/03, pricing/bookkeeping fees were paid to Columbia Management.


                                   DISTRIBUTOR


     In connection with the change of investment adviser for the Fund from Columbia to Highland, PFPC Distributors, Inc. (the "Distributor") replaced Columbia Funds Distributor, Inc. ("CFD") as distributor and principal underwriter to the Fund effective April 16, 2004. The Distributor is located at 760 Moore Road, King of Prussia, Pennsylvania 19406, and serves pursuant to an Underwriting Agreement with the Fund (the "Underwriting Agreement"). The Underwriting Agreement continues in effect from year to year, provided such continuance is approved annually (1) by a majority of the Fund's Board of Trustees or by a majority of the outstanding voting securities of the Fund, and
(2) by a majority of the Independent trustees who are not parties to the Underwriting Agreement or interested persons of any such party. The Fund has agreed to pay all expenses in connection with registration of its shares with the SEC and auditing and filing fees in connection with registration of its shares under the various state blue sky laws and assumes the cost of preparation of the prospectuses and other expenses.



     Distribution and Service Fees. In addition to a Contingent Deferred Sales Charge ("CDSC"), each of Class A, B, and C shares is authorized under a distribution plan ("Plan") to use the assets attributable to a class to finance certain activities relating to the distribution of shares to investors. These include marketing and other activities to support the distribution of the Class A, B, and C shares and the services provided to you by your financial advisor. The Plan was approved and reviewed in a manner consistent with Rule 12b-1 under the 1940 Act, which regulates the manner in which an open-end investment company may directly or indirectly bear the expenses of distributing its shares. Although the Fund is not an open-end investment company, it has undertaken to comply with the terms of Rule 12b-1 as a condition of an exemptive order under the 1940 Act to permit it to have a multi-class structure, CDSCs, and distribution fees.

     The Plan requires the payment of a monthly service fee to the Distributor at the annual rate not to exceed 0.25% of the Average Daily Net Assets attributable to Class A, Class B and Class C shares of the Fund. The Plan also requires the payment of a monthly distribution fee to the Distributor on an annual basis, not to exceed 0.10%, 0.45% and 0.60% of the Average Daily Net Assets attributable to Class A, Class B and Class C shares, respectively. Since the distribution and service fees are payable regardless of the Distributor's expenses, the Distributor may realize a profit from the fees. The Plan authorizes any other payments by the Fund to the Distributor and its affiliates to the extent that such payments might be construed to be indirect financing of the distribution of Fund shares. In addition, Highland may, from time to time, at its expense out of its own financial resources, and/or the Distributor may, from time to time, out of any amounts received from the Fund pursuant to the Plan, make cash payments to dealer firms as an incentive to sell shares of the Funds and/or to promote retention of their customers' assets in the Fund. Such cash payments may be calculated on sales of shares of the Fund ("Sales-Based Payments") or on the Average Daily Net Assets of the Fund attributable to that particular dealer ("Asset-Based Payments"). Each of the Distributor and/or Highland may agree to make such cash payments to a dealer firm in the form of either or both Sales-Based Payments and Asset-Based Payments. The Distributor and/or Highland may also make other cash payments to dealer firms in addition to or in lieu of Sales-Based Payments and Asset-Based Payments, in the form of payment for travel expenses, including lodging, incurred in connection with trips taken by qualifying registered representatives of those dealer firms and their families to places within or outside the United States; meeting fees; entertainment; transaction processing and transmission charges; advertising or other promotional expenses; or other expenses as determined in the Distributor's or Highland's discretion, as applicable. In certain cases these other payments could be significant to the dealer firms. Any payments described above will not change the price paid by investors for the purchase of the Fund's shares or the amount that the Fund will receive as proceeds from such sales. Each of the Distributor and/or Highland determines the cash payments described above in its discretion in response to requests from dealer firms, based on factors it deems relevant. Dealers may not use sales of the Fund's shares to qualify for any incentives to the extent that such incentives may be prohibited by law. Amounts paid by Highland to any dealer firm in connection with the distribution of any Fund shares will count towards the cap imposed by the National Association of Securities Dealers, Inc. on underwriter compensation in connection with the public offering of securities.



     The trustees believe that the Plan could be a significant factor in the growth and retention of Fund assets resulting in a more advantageous expense ratio and increased investment flexibility which could benefit each class of Fund shareholders. The Plan will continue in effect from year to year so long as continuance is specifically approved at least annually by a vote of the trustees, including the Independent trustees who have no direct or indirect financial interest in the operation of the Plan or in any agreements related to the Plan, cast in person at a meeting called for the purpose of voting on the Plan. The Plan may not be amended to increase the fee materially without approval by a vote of a majority of the outstanding voting securities of the relevant class of shares and all material amendments of the Plan must be approved by the trustees in the manner provided in the foregoing sentence. The Plan may be terminated at any time by a vote of a majority of the Independent Trustees or by a vote of a majority of the outstanding voting securities of the relevant class of shares. The continuance of the Plan will only be effective if the selection and nomination of the Independent Trustees is effected by such Independent Trustees.

     The table below sets forth the distribution fees (in thousands) paid by the Fund for the last three fiscal years:



                                   PERIOD       PERIOD
                       YEAR        4/15/04      9/01/03       YEAR
                       ENDED       THROUGH      THROUGH       ENDED
                    8/31/05(1)   8/31/04(1)   4/14/04(2)   8/31/03(2)
                    ----------   ----------   ----------   ----------
DISTRIBUTION FEES
CLASS A               $  261        $ 75         $ 84         $ 84
CLASS B               $  804        $216         $594         $705
CLASS C               $1,804        $410         $878         $691
CLASS Z                  N/A         N/A          N/A          N/A



(1) For the fiscal year ended 8/31/05 and the period 4/15/04 through 8/31/04, the distribution fees paid to the current distributor, PFPC Distributors, Inc.



(2) For the period 9/01/03 through 4/14/04 and the fiscal year ended 8/31/03, the distribution fees were paid the former distributor, CFD.



     The table below sets forth the service fees (in thousands) paid by the Fund for the last three fiscal years:



                                   PERIOD       PERIOD
                       YEAR        4/15/04      9/01/03       YEAR
                       ENDED       THROUGH      THROUGH       ENDED
                    8/31/05(1)   8/31/04(1)   4/14/04(2)   8/31/03(2)
                    ----------   ----------   ----------   ----------
SERVICE FEES
CLASS A                $658         $187         $209         $210
CLASS B                $447         $120         $330         $392
CLASS C                $751         $171         $366         $288
CLASS Z                 N/A          N/A          N/A          N/A



(1) For the fiscal year ended 8/31/05 and the period 4/15/04 through 8/31/04, the service fees were paid to the current distributor, PFPC Distributors, Inc.



(2) For the period 9/01/03 through 4/14/04 and the fiscal year ended 8/31/03, the services fees were paid the former distributor, CFD.



     Contingent Deferred Sales Charges ("CDSCs"). Certain investments in Class A, B and C shares are subject to a CDSC. You will pay the CDSC only on shares you submit for repurchase within a prescribed amount of time after purchase. The CDSC generally declines each year until there is no charge for repurchased shares. The CDSC is applied to the NAV at the time of purchase or repurchase, whichever is lower. For purposes of calculating the CDSC, the start of the holding period is the first day of the month in which the purchase was made. Shares you purchase with reinvested dividends or capital gains are not subject to an CDSC. When shares are repurchased, the Fund will automatically repurchase those shares not subject to an CDSC and then those you have held the longest. This policy helps reduce and possibly eliminate the potential impact of the CDSC. In certain circumstances, CDSCs may be waived, as described below under "Waiver of CDSC".

     Conversion Feature. Class B shares will automatically convert to Class A shares after eight years and after that date, Class B shares will no longer be subject to the distribution fees applicable to Class B shares. Conversion will be on the basis of the relative NAVs per share, without the imposition of any sales charge, fee or other charge. The purpose of the conversion feature is to relieve the holders of Class B shares from asset-based distribution expenses applicable to such shares at such time as the Class B shares have been outstanding for a duration sufficient for the Distributor to have been substantially compensated for distribution-related expenses incurred in connection with those shares. Class C shares do not convert to Class A shares. Therefore, holders of Class C shares will continue to bear the asset-based distribution fees on the Class C shares for as long as they hold such shares.

                                 TRANSFER AGENT


     PFPC provides transfer agency and dividend disbursing agent services for the Fund. As part of these services, PFPC Inc. maintains records pertaining to the sale, redemption, and transfer of Fund shares and distributes the Fund's cash distributions to shareholders. Prior to October 18, 2004, transfer agency services were provided by Columbia Fund Services, Inc.


                                    CUSTODIAN


     PFPC Trust Company, located at 8800 Tinicum Boulevard, Philadelphia, Pennsylvania, 19153, is the custodian for the Fund and the Portfolio. PFPC Trust Company is responsible for holding all securities, other investments and cash, receiving and paying for securities purchased, delivering against payment securities sold, receiving and collecting income from investments, making all payments covering expenses, and performing other administrative duties, all as directed by authorized persons. PFPC Trust Company does not exercise any supervisory function in such matters as purchase and sale of portfolio securities, payment of dividends, or payment of expenses. Prior to October 18, 2004, State Street Bank and Trust Company served as the Fund's custodian.


                  INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

     The independent registered public accounting firm for the Fund and the Portfolio is PricewaterhouseCoopers LLP, located at 125 High Street, Boston, MA 02110. The independent registered public accounting firm audits and reports on the annual financial statements, reviews certain regulatory reports and the federal income tax returns, and performs other professional accounting, auditing, tax and advisory services when engaged to do so.

               PROGRAMS FOR REDUCING OR ELIMINATING SALES CHARGES

     Right of Accumulation (Class A and Class B shares only). Reduced sales charges on Class A and B shares can be effected by combining a current purchase of Class A or Class B shares with prior purchases of all classes of the Fund and shares of Highland Floating Rate Advantage Fund. The applicable sales charge is based on the combined total of:

     1.   the current purchase; and

     2. the value at the public offering price at the close of business on the previous day of the Fund's and Highland Floating Rate Advantage Fund's Class A, B, C, and Z shares held by the shareholder, the shareholder's spouse or the shareholder's minor children and shares of the Money Market Fund acquired by exchange from Class A shares of the Fund or Highland Floating Rate Advantage Fund).


     The Distributor and the shareholder's financial advisor must be promptly notified of each purchase that entitles a shareholder to a reduced sales charge. Such reduced sales charge will be applied upon confirmation of the shareholder's holdings by the Transfer Agent. The Fund may terminate or amend this Right of Accumulation.


     Statement of Intent (Class A shares only). Any person may qualify for reduced sales charges on purchases of Class A shares made within a thirteen-month period pursuant to a Statement of Intent ("Statement"). A shareholder may include, as an accumulation credit toward the completion of such Statement, the value of all shares (of any class) of the Highland Funds held by the shareholder on the date of the Statement in Highland Floating Rate Advantage Fund. The value is determined at the public offering price on the date of the Statement. Purchases made through reinvestment of distributions do not count toward satisfaction of the Statement. Upon request, a Statement may be backdated to reflect purchases within 90 days.

     During the term of a Statement, the Transfer Agent will hold shares in escrow to secure payment of the higher sales charge applicable to Class A shares actually purchased. Dividends and capital gains will be paid on all escrowed shares and those shares will be released when the amount indicated has been purchased. A Statement does not obligate the investor to buy or the Fund to sell the amount specified in the Statement.


     If a shareholder exceeds the amount specified in the Statement and reaches an amount which would qualify for a further quantity discount, a retroactive price adjustment will be made at the time of expiration of the Statement. The resulting difference in offering price will purchase additional shares for the shareholder's account at the applicable offering price. As a part of this adjustment, the financial advisor shall return to the Distributor the excess commission previously paid during the thirteen-month period.



     If the amount specified in the Statement is not purchased, the shareholder shall remit to the Distributor an amount equal to the difference between the sales charge paid and the sales charge that should have been paid. If the shareholder fails within twenty days after a written request to pay such a difference in sales charge, the Transfer Agent will redeem that number of escrowed Class A shares to equal such difference. The additional amount of financial advisor discount from the applicable offering price shall be remitted to the shareholder's financial advisor of record.

     Additional information about and the terms of Statements of Intent are available from your financial advisor, or from the Transfer Agent at (877) 665-1287.


     Reinstatement Privilege. A shareholder who has redeemed Class A, B or C shares of the Fund may, upon request, reinstate within one year a portion or all of the proceeds of such sale in shares of Class A of another Highland Fund at the NAV next determined after the Transfer Agent receives a reinstatement request and payment. Shareholders who desire to exercise this privilege should contact their financial advisor or the Transfer Agent. Shareholders may exercise this Privilege an unlimited number of times. Exercise of this privilege does not alter the federal income tax treatment of any capital gains realized on the prior sale of Fund shares, but to the extent any such shares were sold at a loss, some or all of the loss may be disallowed for tax purposes. Consult your tax advisor.


     Privileges of Financial Services Firms. Class A shares of the Fund and Highland Floating Rate Fund may be sold at NAV, without a sales charge, to registered representatives and employees of financial services firms (including their affiliates) that are parties to dealer agreements or other sales arrangements with the Distributor; and such persons' families and their beneficial accounts.


     Privileges of certain Shareholders. Any shareholder eligible to buy Class Z shares of any Highland Fund may purchase Class A shares of another Highland Fund at NAV in those cases where a Class Z share is not available. Qualifying shareholders will not be subject to a Class A initial sales charge or CSDC; however, they will be subject to the annual Rule 12b-1 distribution and service fee.

     Exchanges for Clients of Affiliates of Highland. Clients of Highland who have previously purchased shares of a Highland Fund who have been charged a front-end sales load or other sales charge on such purchases may exchange those shares for Class A shares of the other Highland Fund, without incurring an additional front-end load or other sales charge for those exchanged shares. Each Fund may charge an annual Rule 12b-1 distribution and service fee.


     Sponsored Arrangements. Class A shares of the Fund may be purchased at reduced or no sales charge pursuant to sponsored arrangements, which include programs under which an organization makes recommendations to, or permits group solicitation of, its employees, members or participants in connection with the purchase of shares of the Fund on an individual basis. The amount of the sales charge reduction will reflect the anticipated reduction in sales expense associated with sponsored arrangements. The reduction in sales expense, and therefore the reduction in sales charge, will vary depending on factors such as the size and stability of the organization's group, the term of the organization's existence and certain characteristics of the members of its group. The Fund reserves the right to revise the terms of or to suspend or discontinue sales pursuant to sponsored plans at any time.


     Class A shares may also be purchased at reduced or no sales charge by clients of dealers, brokers or registered investment advisors that have entered into agreements with the Distributor pursuant to which the Fund is included as an investment option in programs involving fee-based compensation arrangements, and by participants in certain retirement plans.

     Waiver of CDSCs. CDSCs may be waived on redemptions in the following situations with the proper documentation:


1. Death. CDSCs may be waived on redemptions within one year following the death of (i) the sole shareholder on an individual account, (ii) a joint tenant where the surviving joint tenant is the deceased's spouse, or (iii) the beneficiary of a Uniform Gifts to Minors Act ("UGMA"), Uniform Transfers to Minors Act ("UTMA") or other custodial account. If, upon the occurrence of one of the foregoing, the account is transferred to an account registered in the name of the deceased's estate, the CDSC will be waived on any redemption from the estate account occurring within one year after the death. If the Class B shares are not redeemed within one year of the death, they will remain subject to the applicable CDSC, when redeemed from the transferee's account. If the account is transferred to a new registration and then a redemption is requested, the applicable CDSC will be charged.


2. Disability. CDSCs may be waived on redemptions occurring within one year after the sole shareholder on an individual account or a joint tenant on a spousal joint tenant account becomes disabled (as defined in Section 72(m)(7) of the Internal Revenue Code). To be eligible for such waiver, (i) the disability must arise after the purchase of shares and (ii) the disabled shareholder must have been under age 65 at the time of the initial determination of disability, and (iii) a letter from a physician signed under penalty of perjury stating the nature of the disability. If the account is transferred to a new registration and then a redemption is requested, the applicable CDSC will be charged.


3. Death of a trustee. CDSCs may be waived on redemptions occurring upon dissolution of a revocable living or grantor trust following the death of the sole trustee where (i) the grantor of the trust is the sole trustee and the sole life beneficiary, (ii) death occurs following the purchase and
     (iii) the trust document provides for dissolution of the trust upon the trustee's death. If the account is transferred to a new registration (including that of a successor trustee), the applicable CDSC will be charged upon any subsequent redemption.


4. Returns of excess contributions. CDSCs may be waived on redemptions required to return excess contributions made to retirement plans or individual retirement accounts, so long as the financial adviser agrees to return all or the agreed upon portion of the commission earned on the shares being redeemed.

5. Qualified Retirement Plans. CDSCs may be waived on redemptions required to make distributions from qualified retirement plans following normal retirement (as stated in the Plan document).

     The CDSC also may be waived where the FSF agrees to return all or an agreed upon portion of the commission earned on the sale of the shares being redeemed.

                             PORTFOLIO TRANSACTIONS


     Selection of Broker-Dealers; Order Placement. Subject to the overall review of the Portfolio's Board of Managers, the Adviser is responsible for decisions to buy and sell securities and other portfolio holdings of the Fund, for selecting the broker or dealer to be used, and for negotiating any commission rates paid. In underwritten offerings, securities usually are purchased at a fixed price that includes an amount of compensation to the underwriter, generally referred to as the underwriter's concession or discount. On occasion, certain money market instruments may be purchased directly from an issuer, in which case no commissions or discounts are paid.


     The Adviser and its affiliates manage other accounts, including private funds and individual accounts that also invest in Senior Loans and other Fund investments. Although investment decisions for the Fund are made independently from those of such other accounts, investments of the type the Fund may make also may be made on behalf of such other accounts. When the Fund and one or more other accounts is prepared to invest in, or desires to dispose of, the same investment, available investments or opportunities for each are allocated in a manner believed by the Adviser to be equitable over time. The Adviser may (but is not obligated to) aggregate orders, which may include orders for accounts in which the Adviser or its affiliates have an interest, to purchase and sell securities to obtain favorable execution or lower brokerage commissions, to the extent permitted by applicable laws and regulations. Although the Adviser believes that, over time, the potential benefits of participating in volume transactions and negotiating lower transaction costs should benefit all participating accounts, in some cases these activities may adversely affect the price paid or received or the size of the position obtained by or disposed of for the Fund. Where trades are aggregated, the investments or proceeds, as well as the expenses incurred, will be allocated by the Adviser in a manner designed to be equitable and consistent with the Adviser's fiduciary duty to the Fund and its other clients (including its duty to seek to obtain best execution of client trades).



     Commission Rates; Brokerage and Research Services. In placing orders for the Fund's portfolio, the Adviser is required to give primary consideration to obtaining the most favorable price and efficient execution. This means that the Adviser will seek to execute each transaction at a price and commission, if any, which provides the most favorable total cost or proceeds reasonably attainable in the circumstances. In seeking the most favorable price and execution, the Adviser, having in mind the Fund's best interests, will consider all factors it deems relevant, including, by way of illustration: price; the size, type and difficulty of the transaction; the nature of the market for the security; the amount of the commission; the timing of the transaction taking into account market prices and trends; operational capabilities; the reputation, experience and financial stability of the broker-dealer involved; and the quality of service rendered by the broker-dealer in other transactions. Though the Adviser generally seeks reasonably competitive commissions or spreads, the Fund will not necessarily be paying the lowest commission or spread available.



     Within the framework of the policy of obtaining the most favorable price and efficient execution, the Adviser does not consider "brokerage and research services" (as defined in the Securities Exchange Act) provided by brokers who effect portfolio transactions with the Adviser or the Fund. "Brokerage and research services" are those which brokerage houses customarily provide to institutional investors and include statistical and economic data and research reports on particular issuers and industries. Columbia, the Fund's prior investment adviser, did engage in the practice of acquiring brokerage and research services from broker-dealer firms in return for directing trades for client accounts, including the Fund, to those firms. Columbia, in effect, used the commission dollars generated from those accounts to pay for such brokerage and research services. The investment management industry uses the term "soft dollars" to refer to this practice.



     For fiscal years ended August 31, 2005, 2004 and 2003, neither the Fund nor Portfolio paid commissions on any transactions.


                      ADDITIONAL INCOME TAX CONSIDERATIONS

     The Fund intends to comply with the special provisions of the Code that relieve the Fund of federal income tax to the extent of its net investment income and capital gains currently distributed to its shareholders.

     Because capital gain distributions reduce NAV, if a shareholder purchases shares shortly before a record date, he or she will, in effect, receive a return of a portion of the investment in such distribution. The distribution would nonetheless be taxable to the shareholder, even if the NAV of shares were reduced below cost. However, for federal income tax purposes the shareholder's original cost would continue as the tax basis.

     The Fund, indirectly through the Portfolio, may make investments and engage in investment practices that are subject to special provisions of the Code. These special provisions may, among other things, defer the use of certain deductions or losses, or accelerate certain income or gains, of the Fund, affect the holding period of assets indirectly held by the Fund and alter the character of the gains or losses realized by the Fund. These provisions may also require the Fund to recognize income or gain without receiving cash with which to make distributions in the amounts necessary to satisfy the requirements for maintaining regulated investment company status and for avoiding income and excise taxes.

     The Fund expects that none of its dividends will qualify for the deduction for dividends received by corporate shareholders or treatment as "qualifying dividend income" eligible for long-term capital gain rates in the hands of individual shareholders.

                         APPENDIX -- RATINGS CATEGORIES

Ratings in General. A rating of a rating service represents the service's opinion as to the credit quality of the security being rated. However, the ratings are general and are not absolute standards of quality or guarantees as to the creditworthiness of an issuer. Consequently, the Adviser believes that the quality of debt securities should be continuously reviewed and that individual analysts give different weightings to the various factors involved in credit analysis. A rating is not a recommendation to purchase, sell or hold a security because it does not take into account market value or suitability for a particular investor. When a security has received a rating from more than one service, each rating should be evaluated independently. Ratings are based on current information furnished by the issuer or obtained by the rating services from other sources that they consider reliable. Ratings may be changed, suspended or withdrawn as a result of changes in or unavailability of such information, or for other reasons. The following is a description of the characteristics of ratings used by Moody's and S&P.

CORPORATE BOND RATINGS


MOODY'S


Long-term

AAA


Bonds rated 'Aaa' are judged to be of the best quality. They carry the smallest degree of investment risk and are generally referred to as "gilt edged." Interest payments are protected by a large or by an exceptionally stable margin and principal is secure. While the various protective elements are likely to change, such changes as can be visualized are most unlikely to impair the fundamentally strong position of such issues.


AA


Bonds rated 'Aa' are judged to be of high quality by all standards. Together with the 'Aaa' group they comprise what are generally known as high-grade bonds. They are rated lower than the best bonds because margins of protection may not be as large as in 'Aaa' securities or fluctuation of protective elements may be of greater amplitude or there may be other elements present which make the long-term risk appear somewhat larger than the 'Aaa' securities.


A


Bonds rated 'A' possess many favorable investment attributes and are to be considered as upper-medium-grade obligations. Factors giving security to principal and interest are considered adequate, but elements may be present which suggest a susceptibility to impairment some time in the future.


BAA


Bonds rated 'Baa' are considered as medium-grade obligations (i.e., they are neither highly protected nor poorly secured). Interest payments and principal security appear adequate for the present but certain protective elements may be lacking or may be characteristically unreliable over any great length of time. Such bonds lack outstanding investment characteristics and in fact have speculative characteristics as well.


BA


Bonds rated 'Ba' are judged to have speculative elements; their future cannot be considered as well-assured. Often the protection of interest and principal payments may be very moderate, and thereby not well safeguarded during both good and bad times over the future. Uncertainty of position characterizes bonds in this class.

B


Bonds rated 'B' generally lack characteristics of the desirable investment. Assurance of interest and principal payments or of maintenance of other terms of the contract over any long period of time may be small.


CAA


Bonds rated 'Caa' are of poor standing. Such issues may be in default or there may be present elements of danger with respect to principal or interest.


CA


Bonds rated 'Ca' represent obligations which are speculative in a high degree. Such issues are often in default or have other marked shortcomings.


C


Bonds rated 'C' are the lowest rated class of bonds, and issues so rated can be regarded as having extremely poor prospects of ever attaining any real investment standing.



Note: Moody's applies numerical modifiers 1, 2, and 3 in each generic rating classification from 'Aa' through 'Caa.' The modifier 1 indicates that the obligation ranks in the higher end of its generic rating category; the modifier 2 indicates a mid-range ranking; and the modifier 3 indicates a ranking in the lower end of that generic rating category.


Prime rating system (short-term)

Issuers rated PRIME-1 (or supporting institutions) have a superior ability for repayment of senior short-term debt obligations. Prime-1 repayment ability will often be evidenced by many of the following characteristics:

     -    Leading market positions in well-established industries.

     -    High rates of return on funds employed.

     - Conservative capitalization structure with moderate reliance on debt and ample asset protection.

     - Broad margins in earnings coverage of fixed financial charges and high internal cash generation.

     - Well-established access to a range of financial markets and assured sources of alternate liquidity.

Issuers rated PRIME-2 (or supporting institutions) have a strong ability for repayment of senior short-term debt obligations. This will normally be evidenced by many of the characteristics cited above but to a lesser degree. Earnings trends and coverage ratios, while sound, may be more subject to variation. Capitalization characteristics, while still appropriate, may be more affected by external conditions. Ample alternate liquidity is maintained.

Issuers rated PRIME-3 (or supporting institutions) have an acceptable ability for repayment of senior short-term obligations. The effect of industry characteristics and market compositions may be more pronounced. Variability in earnings and profitability may result in changes in the level of debt protection measurements and may require relatively high financial leverage. Adequate alternate liquidity is maintained.

Issuers rated Not Prime do not fall within any of the Prime rating categories.

S&P

Long-term

AAA


An obligation rated 'AAA' has the highest rating assigned by S&P. The obligor's capacity to meet its financial commitment on the obligation is extremely strong.


AA


An obligation rated 'AA' differs from the highest rated obligations only in small degree. The obligor's capacity to meet its financial commitment on the obligation is very strong.


A


An obligation rated 'A' is somewhat more susceptible to the adverse effects of changes in circumstances and economic conditions than obligations in higher rated categories. However, the obligor's capacity to meet its financial commitment on the obligation is still strong.


BBB


An obligation rated 'BBB' exhibits adequate protection parameters. However, adverse economic conditions or changing circumstances are more likely to lead to a weakened capacity of the obligor to meet its financial commitment on the obligation.


BB, B, CCC, CC, AND C


Obligations rated 'BB', 'B', 'CCC', 'CC', and 'C' are regarded as having significant speculative characteristics. 'BB' indicates the least degree of speculation and 'C' the highest. While such obligations will likely have some quality and protective characteristics, these may be outweighed by large uncertainties or major exposures to adverse conditions.


BB


An obligation rated 'BB' is less vulnerable to nonpayment than other speculative issues. However, it faces major ongoing uncertainties or exposure to adverse business, financial, or economic conditions which could lead to the obligor's inadequate capacity to meet its financial commitment on the obligation.


B


An obligation rated 'B' is more vulnerable to nonpayment than obligations rated 'BB', but the obligor currently has the capacity to meet its financial commitment on the obligation. Adverse business, financial, or economic conditions will likely impair the obligor's capacity or willingness to meet its financial commitment on the obligation.


CCC


An obligation rated 'CCC' is currently vulnerable to nonpayment, and is dependent upon favorable business, financial, and economic conditions for the obligor to meet its financial commitment on the obligation. In the event of adverse business, financial, or economic conditions, the obligor is not likely to have the capacity to meet its financial commitment on the obligation.


CC


An obligation rated 'CC' is currently highly vulnerable to nonpayment.


C


A subordinated debt or preferred stock obligation rated 'C' is currently highly vulnerable to nonpayment. The 'C' rating may be used to cover a situation where a bankruptcy petition has been filed or similar action taken, but payments on this obligation are being continued. A 'C' also will be assigned to a preferred stock issue in arrears on dividends or sinking fund payments, but that is currently paying.

D


An obligation rated 'D' is in payment default. The 'D' rating category is used when payments on an obligation are not made on the date due even if the applicable grace period has not expired, unless S&P believes that such payments will be made during such grace period. The 'D' rating also will be used upon the filing of a bankruptcy petition or the taking of a similar action if payments on an obligation are jeopardized.


R


The symbol 'r' is attached to the ratings of instruments with significant noncredit risks. It highlights risks to principal or volatility of expected returns which are not addressed in the credit rating. Examples include: obligations linked or indexed to equities, currencies, or commodities; obligations exposed to severe prepayment risk--such as interest-only or principal-only mortgage securities; and obligations with unusually risky interest terms, such as inverse floaters.


N.R.


The designation 'N.R.' indicates that no rating has been requested, that there is insufficient information on which to base a rating, or that S&P does not rate a particular obligation as a matter of policy.



Note: The ratings from 'AA' to 'CCC' may be modified by the addition of a plus (+) or minus (-) sign designation to show relative standing within the major rating categories.


Short-term

A-1


A short-term obligation rated 'A-1' is rated in the highest category by S&P. The obligor's capacity to meet its financial commitment on the obligation is strong. Within this category, certain obligations are given a plus sign (+) designation. This indicates that the obligor's capacity to meet its financial commitment on these obligations is extremely strong.


A-2


A short-term obligation rated 'A-2' is somewhat more susceptible to the adverse effects of changes in circumstances and economic conditions than obligations in higher rating categories. However, the obligor's capacity to meet its financial commitment on the obligation is satisfactory.


A-3


A short-term obligation rated 'A-3' exhibits adequate protection parameters. However, adverse economic conditions or changing circumstances are more likely to lead to a weakened capacity of the obligor to meet its financial commitment on the obligation.


B


A short-term obligation rated 'B' is regarded as having significant speculative characteristics. The obligor currently has the capacity to meet its financial commitment on the obligation; however, it faces major ongoing uncertainties which could lead to the obligor's inadequate capacity to meet is financial commitment on the obligation.


C


A short-term obligation rated 'C' is currently vulnerable to nonpayment and is dependent upon favorable business, financial, and economic conditions for the obligor to meet its financial commitment on the obligation.


D


A short-term obligation rated 'D' is in payment default. The 'D' rating category is used when payments on an obligation are not made on the date due even if the applicable grace period has not expired, unless S&P believes that such payments will be made during such grace period. The 'D' rating also will be used upon the filing of a bankruptcy petition or the taking of a similar action if payments on an obligation are jeopardized.

                           PART C -- OTHER INFORMATION

ITEM 24. FINANCIAL STATEMENTS AND EXHIBITS

(1)  Financial Statements:

     The Registrant's financial highlights for the fiscal years ended August 31, 2005, 2004, 2003, 2002 and 2001 are included in Part A of this Registration Statement in the section entitled "Financial Highlights."

     The Registrant's Annual Report dated August 31, 2005, filed electronically with the Securities and Exchange Commission pursuant to Section 30(b)(2) of the Investment Company Act of 1940, as amended, is incorporated by reference into Part B of this Registration Statement.

(2)  Exhibits:

     (a)(1) Agreement and Declaration of Trust, as amended and restated.(1)

     (a)(2) Amendment to Agreement and Declaration of Trust.(3)

     (a)(3) Amendment to Agreement and Declaration of Trust.(4)

     (a)(4) Amendment to Agreement and Declaration of Trust.(6)

     (a)(5) Amendment to Agreement and Declaration of Trust.(7)

     (b)(1) By-laws of Registrant, as amended and restated.(1)

     (b)(2) Amendment to By-laws.(4)

     (b)(3) Amendment to By-laws.(4)

     (b)(4) Amendment to By-laws.(5)

     (c)  Not applicable.

     (d)  See Exhibits (a)(1)-(5).

     (e)  Not applicable.

     (f)  Not applicable.

     (g)  Not applicable.

     (h) Underwriting Agreement between Registrant and PFPC Distributors, Inc. dated April 16, 2004. (7)

     (i)  Not applicable.

     (j) Custodian Services Agreement between Registrant and PFPC Trust Company, Inc., dated October 18, 2004.(7)

     (k)(1) Administration Services Agreement between Registrant and Highland Capital Management, L.P. ("Highland"), dated October 16, 2004.(7)

     (k)(2) Sub-Administration Services Agreement between Registrant and PFPC Inc. ("PFPC"), dated October 18, 2004.(7)

     (k)(3) Accounting Services Agreement between Registrant and PFPC, dated October 18, 2004.(7)

     (k)(4) Transfer Agency Services Agreement between Registrant and PFPC, dated October 18, 2004.(7)

     (k)(5) Rule 12b-1 Distribution Plan, as revised.*

     (k)(6) Rule 18f-3 Plan, as revised.(7)

     (l)(1) Opinion and Consent of Counsel.(1)

     (l)(2) Opinion and Consent of Counsel.(3)

     (l)(3) Opinion and Consent of Counsel.(4)

     (l)(4) Opinion and Consent of Counsel.(6)

     (l)(5) Opinion and Consent of Counsel.(8)

     (l)(6) Opinion and Consent of Counsel.(9)

     (m)  Not applicable.

     (n)  Consent of Independent Registered Public Accounting Firm.*

     (o)  Not applicable.

     (p)  Initial Capital Agreement.(2)

     (q)  Not applicable.

     (r)(1) Code of Ethics of Registrant.(7)

     (r)(2) Code of Ethics of Highland.(7)

----------
*    Filed herewith.

(1) Incorporated by reference to Registrant's filing with the Securities and Exchange Commission (the "SEC") on November 17, 1998.

(2) Incorporated by reference to Registrant's filing with the SEC on November 20, 1998.

(3) Incorporated by reference to Registrant's filing with the SEC on October 29, 1999.

(4) Incorporated by reference to Registrant's filing with the SEC on December 13, 2000.

(5) Incorporated by reference to Registrant's filing with the SEC on November 2, 2001.

(6) Incorporated by reference to Registrant's filing with the SEC on October 31, 2003.

(7) Incorporated by reference to Registrant's filing with the SEC on December 29, 2004.

(8) Incorporated by reference to Registrant's filing with the SEC on May 23, 2005.

(9) Incorporated by reference to Registrant's filing with the SEC on October 12, 2005.

ITEM 25. MARKETING ARRANGEMENTS

     None.

ITEM 26. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

     None.

ITEM 27. PERSONS CONTROLLED BY OR UNDER COMMON CONTROL WITH REGISTRANT

     None.

ITEM 28. NUMBER OF HOLDERS OF SECURITIES

                 Number of Record Holders
Title of Class        as of 11/30/05
--------------   ------------------------
Class A                    8,434
Class B                    5,966
Class C                    9,211
Class Z                    2,940

ITEM 29. INDEMNIFICATION

     Article Eight of the Agreement and Declaration of Trust of Registrant, as amended from time to time, filed as Exhibit (a) to this Registration Statement (the "Trust Agreement"), which Article is incorporated herein by reference, provides that Registrant shall provide indemnification of its Trustees and officers (including each person who serves or has served at Registrant's request as a director, officer, or trustee of another organization in which Registrant has any interest as a shareholder, creditor or otherwise) ("Covered Persons") under specified circumstances.

     Section 17(h) of the Investment Company Act of 1940, as amended (the "1940 Act"), provides that neither the Trust Agreement nor the By-Laws of Registrant, nor any other instrument pursuant to which Registrant is organized or administered, shall contain any provision which protects or purports to protect any trustee or officer of Registrant against any liability to Registrant or its shareholders to which he would otherwise be subject by reason of willful misfeasance, bad faith, gross negligence, or reckless disregard of the duties involved in the conduct of his office. In accordance with Section 17(h) of the 1940 Act, Article Eight shall not protect any person against any liability to Registrant or its shareholders to which he would otherwise be subject by reason of willful misfeasance, bad faith, gross negligence, or reckless disregard of the duties involved in the conduct of his office.

     Unless otherwise permitted under the 1940 Act, (i) Article Eight does not protect any person against any liability to Registrant or to its shareholders to which he would otherwise be subject by reason of willful misfeasance, bad faith, gross negligence, or reckless disregard of the duties involved in the conduct of his office; (ii) in the absence of a final decision on the merits by a court or other body before whom a proceeding was brought that a Covered Person was not liable by reason of willful misfeasance, bad faith, gross negligence, or reckless disregard of the duties involved in the conduct of his office, no indemnification is permitted under Article Eight unless a determination that such person was not so liable is made on behalf of Registrant by (a) the vote of a majority of the trustees who are not "interested persons" of Registrant, as defined in Section 2(a)(19) of the 1940 Act ("disinterested trustees"), or (b) an independent legal counsel as expressed in a written opinion; and (iii) Registrant will not advance attorneys' fees or other expenses incurred by a Covered Person in connection with a civil or criminal action, suit or proceeding unless Registrant receives an undertaking by or on behalf of the Covered Person to repay the advance (unless it is ultimately determined that he is entitled to indemnification) and (a) the Covered Person provides security for his undertaking, or (b) Registrant is insured against losses arising by reason of any lawful advances, or (c) a majority of the disinterested, non-party trustees of Registrant or an independent legal counsel as expressed in a written opinion, determine, based on a review of readily available facts (as opposed to a full trial-type inquiry), that there is reason to believe that the Covered Person ultimately will be found entitled to indemnification.

     Any approval of indemnification pursuant to Article Eight does not prevent the recovery from any Covered Person of any amount paid to such Covered Person in accordance with Article Eight as indemnification if such Covered Person is subsequently adjudicated by a court of competent jurisdiction not to have acted in good faith in the reasonable belief that such Covered Person's action was in, or not opposed to, the best interests of Registrant or to have been liable to Registrant or its shareholders by reason of willful misfeasance, bad faith, gross negligence, or reckless disregard of the duties involved in the conduct of such Covered Person's office.

     Article Eight also provides that its indemnification provisions are not exclusive.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended (the "Securities Act"), may be permitted to trustees, officers and controlling persons of the Registrant pursuant to the foregoing provisions or otherwise, the Registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a trustee, officer, or controlling person of the Registrant in connection with the successful defense of any action, suit or proceeding) is asserted by such trustee, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

     Registrant, its Trustees and officers, its investment adviser, the other investment companies advised by the adviser, and persons affiliated with them are insured against certain expenses in connection with the defense of actions, suits, or proceedings, and certain liabilities that might be imposed as a result of such actions, suits, or proceedings. Registrant will not pay any portion of the premium for coverage under such insurance that would (1) protect any Trustee or officer against any liability to Registrant or its shareholders to which he would otherwise be subject by reason of willful misfeasance, bad faith, gross negligence, or reckless disregard of the duties involved in the conduct of his office or (2) protect its investment adviser or principal underwriter, if any, against any liability to Registrant or its shareholders to which such person would otherwise be subject by reason of willful misfeasance, bad faith, gross negligence, in the performance of its duties, or by reason of its reckless disregard of its duties and obligations under its contract or agreement with the Registrant; for this purpose the Registrant will rely on an allocation of premiums determined by the insurance company.

     Pursuant to the indemnification agreement among the Registrant, its transfer agent and its investment adviser, the Registrant, its Trustees, officers and employees, its transfer agent and the transfer agent's directors, officers, and employees are indemnified by Registrant's investment adviser against any and all losses, liabilities, damages, claims and expenses arising out of any act or omission of the Registrant or its transfer agent performed in conformity with a request of the investment adviser that the transfer agent and the Registrant deviate from their normal procedures in connection with the issue, redemption or transfer of shares for a client of the investment adviser.

     Registrant, its Trustees, officers, employees and representatives and each person, if any, who controls the Registrant within the meaning of Section 15 of the Securities Act are indemnified by the distributor of Registrant's shares (the "distributor"), pursuant to the terms of the distribution agreement, which governs the distribution of Registrant's shares, against any and all losses, liabilities, damages, claims and expenses arising out of the acquisition of any shares of the Registrant by any person which (i) may be based upon any wrongful act by the distributor or any of the distributor's directors, officers, employees or representatives or (ii) may be based upon any untrue or alleged untrue statement of a material fact contained in a registration statement, prospectus, statement of additional information, shareholder report or other information covering shares of the Registrant filed or made public by the Registrant or any amendment thereof or supplement thereto or the omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statement therein not misleading if such statement or omission was made in reliance upon information furnished to the Registrant by the distributor in writing. In no case does the distributor's indemnity indemnify an indemnified party against any liability to which such indemnified party would otherwise be subject by reason of willful misfeasance, bad faith, or negligence in the performance of its or his duties or by reason of its or his reckless disregard of its or his obligations and duties under the distribution agreement.

ITEM 30. BUSINESS AND OTHER CONNECTIONS OF INVESTMENT ADVISER

     The description of the business of Highland is set forth under the caption "Management of the Fund" in the Prospectus forming part of this Registration Statement. The information as to the Directors and officers of Highland set forth in Highland's Form ADV, as filed with the SEC on November 19, 2004 (File No. 801-54874) and as amended through the date hereof is incorporated herein by reference.

ITEM. 31. LOCATION OF ACCOUNTS AND RECORDS

     The majority of the accounts, books and other documents required to be maintained by Section 31(a) of the 1940 Act and the rules thereunder, including journals, ledgers, securities records and other original records, are maintained primarily at the offices of Registrant's custodian, PFPC Trust Company, Inc. All other records so required to be maintained are maintained at the offices of Highland, 13455 Noel Road, Suite 1300, Dallas, Texas 75240.

ITEM 32. MANAGEMENT SERVICES

     None.

ITEM 33. UNDERTAKINGS

     The Registrant undertakes:

     (1) To file, during any period in which offers or sales are being made, a post-effective amendment to the Registration Statement:

          (a) To include any prospectus required by Section 10(a)(3) of the Securities Act;

          (b) To reflect in the prospectus any facts or events after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement; and

          (c) To include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement.

     (2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of those securities at that time shall be deemed to be the initial bona fide offering thereof;

     (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering; and

     (4) To send by first class mail or other means designed to ensure equally prompt delivery, within two business days of receipt of a written or oral request, any Statement of Additional Information.

     (5) For the purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant under Rule 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Dallas, State of Texas, on the 29th day of December, 2005.

                                        HIGHLAND FLOATING RATE FUND


                                        By: /s/ JAMES D. DONDERO
                                            ------------------------------------
                                            James D. Dondero, President

     Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed below by the following persons in their capacities and on the date indicated.

Signature                 Title                                     Date
---------                 -----                                     ----


/s/ James D. Dondero      President (Principal Executive Officer)   December 29, 2005
-----------------------
James D. Dondero


/s/ M. Jason Blackburn    Treasurer (Principal Financial and        December 29, 2005
-----------------------   Accounting Officer)
M. Jason Blackburn


/s/ R. Joseph Dougherty   Chairman of the Board                     December 29, 2005
-----------------------
R. Joseph Dougherty


/s/ Timothy K. Hui        Board Member                              December 29, 2005
-----------------------
Timothy K. Hui


/s/ Scott F. Kavanaugh    Board Member                              December 29, 2005
-----------------------
Scott F. Kavanaugh


/s/ Bryan A. Ward         Board Member                              December 29, 2005
-----------------------
Bryan A. Ward


/s/ James F. Leary        Board Member                              December 29, 2005
-----------------------
James F. Leary

                   INDEX OF EXHIBITS FILED WITH THIS AMENDMENT

Exhibit
Number    Exhibit
-------   -------
(k)(7)    Rule 12b-1 Distribution Plan as revised.

(n)       Consent of Independent Registered Public Accounting Firm.